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2007 NOV 28 P 8:45

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GIR - Group Investor Relations
Sabine Keindl
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, November 19th, 2007

07028260

SUPPL

Hypotheken Und Wechsel

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- HypoVereinsbank's Interim Report at September 30st, 2007;
- Investor Relations Releases dated November 14th, 2007 commenting on the 3rd quarter financial results.

You will receive each of the items listed above in German and English language.

Very truly yours,
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Dr. Regine Angermeyer-Naumann
Title: Head of Investor Relations

By: [signature]
Name: Sabine Keindl
Title: IR Manager

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Enclosures

dlw 11/29

File No.
82-3777

HypoVereinsbank

Member of UniCredit Group

2007 NOV 28 P 8:45



Interim Report at September 30, 2007

Disclaimer

This edition of our interim report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal respects.

Published by:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies: Munich HRB 421 48
Layout: Mercurio S.r.L., Milan
Typesetting: Layoutsatz 2000 GmbH & Co. KG, Munich
Printed by: Druckerei Kriechbaumer
Print deadline: November 13, 2007
Publication date: November 22, 2007
Printed in Germany

HypoVereinsbank Member of UniCredit Group



Markus Prachensky, "Without Title", 1984, BA-CA collection.

Interim Report at September 30, 2007

Contents

Financial Highlights

	1/1–30/9/2007[1]	1/1–30/9/2006[1]
Key indicators		
Return on equity after taxes[2]	16.4%	16.8%
Return on equity after taxes, adjusted[2,3]	14.0%	10.4%
Return on equity before taxes[2]	27.9%	22.6%
Return on equity before taxes, adjusted[2,3]	22.4%	16.3%
Cost-income ratio (based on total revenues)	51.4%	61.0%

Operating performance	**1/1–30/9/2007[1]**	**1/1–30/9/2006[1]**
Operating profit	€2,590m	€1,785m
Profit before tax	€2,446m	€1,744m
Net profit	€1,447m	€1,304m
Earnings per share	€1.84	€1.74
Earnings per share, adjusted[3]	€1.60	€1.05

Balance sheet figures	**30/9/2007**	**31/12/2006[4]**
Total assets	€426.4bn	€358.3bn
Shareholders' equity	€23.4bn	€21.9bn

Key capital ratios compliant with German Banking Act (KWG)	**30/9/2007**	**31/12/2006[4]**
Core capital (including inflow to shareholders' equity arising from the disposal of discontinued operations)	€22.6bn	€21.6bn
Risk-weighted assets	€142.6bn	€137.4bn
Core capital ratio (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.9%	15.8%
	30/9/2007[1]	**31/12/2006[1]**
Employees	25,363	25,738
Branch offices	850	785

1 without discontinued operations
2 return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3 2007 adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG, restructuring costs and tax charges arising from German tax reforms; 2006 adjusted for the gain on disposal of the Activest companies and restructuring costs
4 HVB Group new: pro forma figures of continued operations

SHARE INFORMATION		**1/1–30/9/2007**	**31/12/2006**
Share price:	Reporting date	€41.22	€33.03
	High	€43.21	€36.65
	Low	€32.30	€25.52
Market capitalisation at reporting date		€33.1bn	€24.8bn

Ratings

	LONG-TERM	SHORT-TERM	OUTLOOK	FINANCIAL STRENGTH	PFANDBRIEFS PUBLIC	PFANDBRIEFS MORTGAGE	CHANGED/ CONFIRMED
Moody's	A1	P-1	stable	C–	Aa1[1]	Aa1[1]	18/5/2007
S & P	A	A-1	positive	—	AAA	—	2/4/2007
Fitch Ratings	A	F1	positive	C	AAA	AAA	28/9/2006

1 on "review for possible upgrade" since May 14, 2007

Management Report

HYPOVEREINSBANK AS COMPETENCE CENTRE IN GERMANY

Although the world economy entered the summer at a fairly high cruising speed, it was hit by intense turmoil on the financial markets in early August, which triggered serious concerns among market players.

A series of interest rate rises coupled with falling property prices in the United States resulted in defaults on mortgage-backed loans and consequently also to a direct collapse in the value of collateralised securities backed by subprime mortgages. This triggered a sudden decline in willingness on the part of investors to take risk, which led to a liquidity drought on the money market and a rise in market interest rates coupled with a massive widening of the credit spread. A couple of months after the crisis began, the money markets are still under pressure and market players remain uncertain. For more information about the crisis and its effects, please refer to the section entitled "General situation".

For the European economy, the turmoil on the financial markets is likely to have less of an impact, with no direct effects on the real economy but with some major direct (non-interest income growth) and indirect (lower credit demand and interest margins suffering from the interest rate hikes) effects on banks' profitability.

In this environment, HVB Group's profit before tax for the third quarter of 2007 declined noticeably compared to the previous quarter. Despite the banking crisis, we continued with the positive performance of last year through to the end of September 2007. After nine months of 2007, profit before tax surpassed the total reported for the equivalent period last year by 64.8% and profit before tax for the third quarter of 2007 was up a massive 91% on the same quarter last year.

Key milestones on the way to a uniform organisational structure

By the end of September 2007, HypoVereinsbank had succeeded in achieving further significant milestones in aligning its strategic position as the competence centre in Germany and for group-wide investment banking activities.

The investment banking activities of UniCredit Banca Mobiliare (UBM) that were transferred on April 1, 2007 against new ordinary shares of HVB are now fully integrated into the Markets & Investment Banking division. We have successfully aligned the legal, organisational and staffing structures. This integration is a further significant step towards bundling the investment banking operations of the entire UniCredit Group in HypoVereinsbank, thus strengthening our position as one of the leading European investment banks.

Strategic focus on Germany benefits from tailored business models of all four divisions

HypoVereinsbank benefits from various advantages in Germany, which has a large and wealthy banking market. A solid position and unique customer franchise in the corporate segment make it possible to tailor successful projects to market trends. An individualised approach in difficult retail markets is starting to bear fruit, supported by a clear strategy differentiated by tailored customer segments. The Wealth Management unit is taking the chance to leverage the substantial expertise of the UCI fund provider Pioneer Investments. In its role as a corporate competence centre, the Markets & Investment Banking division (MIB) benefits from the reshaping of our operating activities, even if the third quarter was burdened by the global crisis on the capital markets. Our ability to tap the corporate resources of the UniCredit Group will enable us to expand our business models and services in the future while also making them more profitable.

Rebranding of HypoVereinsbank in the context of a pan-European brand

HypoVereinsbank is part of an international banking group with an important European franchise for financial services and a clear profile. In the context of the UniCredit Group rebranding, our brand name "HypoVereinsbank" is being retained in a form that stresses the family feeling within the Group. This also reflects UniCredit Group's active commitment to HypoVereinsbank's identity and to Germany as a vital core market. HypoVereinsbank stands for national strength and competence in regional markets with the additional potential of an international group. All stakeholders, especially our customers, will continue to benefit from clear competence profiles in our four divisions and increasingly see and "feel" the advantages of a growing internationality. The rebranding roll-out will start from the beginning of 2008.

At this point, we would like to thank our staff and their representatives. Their willingness to adapt to change and boost our commercial success – even in a difficult and shaky environment – represents the successful platform on which our business model is built. This is the basis for the self-confidence we need to shape a successful future.

CORPORATE STRUCTURE

Legal corporate structure

Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) was formed in 1998 through the merger of Bayerische Vereinsbank Aktiengesellschaft and Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft. It is the parent company of HVB Group, which is headquartered in Munich. HVB AG has been an affiliated company of UniCredito Italiano S.p.A. Genoa (UniCredit) since November 2005 and hence a major part of the UniCredit Group from that date as a sub-group.



Legal actions to annul resolutions adopted at the Extraordinary Shareholders' Meeting in 2006

Based on the resolution adopted by the Supervisory Board and the Management Board on September 12, 2006 to sell the shares held by the Bank in Bank Austria Creditanstalt AG (BA-CA) and other units in CEE, which was approved by our shareholders at the Extraordinary Shareholders' Meeting on October 25 last year, the shares in Bank Austria Creditanstalt AG and Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine) were transferred to UniCredit, and the shares in Closed Joint Stock Company International Moscow Bank (IMB) and AS UniCredit Bank (formerly HVB Bank Latvia AS, Riga) to BA-CA in the first quarter of this year; the sale of the HVB AG branches in Tallinn and Vilnius to AS UniCredit Bank was completed in the third quarter of this year.

Various shareholders have started legal actions adopted at the Extraordinary Shareholders' Meeting held by the Company on October 25, 2006, which approved the sale of the shares held by the Company in Bank Austria Creditanstalt AG (BA-CA), Joint Stock Commercial Bank HVB Bank Ukraine (HVB Bank Ukraine), Closed Joint Stock Company International Moscow Bank (IMB), AS UniCredit Bank (formerly HVB Bank Latvia AS, Riga) and the HVB AG branches in Tallinn, Estonia, and Vilnius, Lithuania. At the beginning of November this year, the special representative of HypoVereinsbank entered the proceedings as an intervenor on the part of the plaintiff shareholders. A decision by the court of first instance is expected at the end of January 2008.

Squeeze-out approved on June 27, 2007

On June 27, 2007, a majority of 98.77% of the votes cast at the Company's Annual General Meeting of Shareholders approved the transfer to UniCredit of the shares in HypoVereinsbank held by minority shareholders as part of a squeeze-out procedure for a reasonable cash compensation. The level of cash compensation had already been determined at €38.26 per share by UniCredit based on an expert opinion prepared by the auditing company Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft and confirmed as reasonable by the court-appointed auditor, the auditing company Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft.

More than a hundred shareholders have in the meantime started actions to annul the transfer resolution and further resolutions adopted at the Annual General Meeting of Shareholders on June 27, 2007. Until the completion of the squeeze-out, which takes effect when entered in the commercial register, HVB AG's shares of common stock will continue to be admitted to official trading on all German stock exchanges as well as on the Vienna Stock Exchange, Euronext in Paris and the SWX Swiss Exchange.

Claims for compensation/appointment of special representatives

At the Annual General Meeting of HVB AG on June 27, 2007, a resolution was adopted, upon a motion submitted by shareholders regarding item 10 of the agenda, to assert claims for compensation against current and former members of the Management Board and Supervisory Board of the Company as well as UniCredit S.p.A. and its affiliated companies – including their legal representatives in each case – for asserted financial damage caused as a result of the sale of Bank Austria Creditanstalt AG and for asserted financial damage caused by the Business Combination Agreement (BCA) dated June 12, 2006. A special representative was appointed to assert the claims.

The action to annul the appointment resolution initiated by our majority shareholder, UniCredit, was rejected in the first instance at the start of October 2007; UniCredit intends to appeal against this decision.

As part of temporary injunction proceedings initiated by the special representative, in mid-September Munich District Court granted the special representative wide-ranging rights to inspect and obtain information vis-à-vis HypoVereinsbank, its employees and its governing bodies; HypoVereinsbank has appealed against this decision.

Lawsuit to determine the validity of the 2006 annual financial statement

Various non-German investment fund companies have filed suit against the Company with a view to having the annual financial statements of 2006 declared null and void. This is due to the non-capitalisation by the Company of asserted claims for compensation apparently totalling around €17 million arising from the sale of the Activest companies to Pioneer Global Asset Management S.p.A. (a subsidiary of UniCredit), the sale of the shares held in Bank Austria Creditanstalt AG to UniCredit and International Moscow Bank to Bank Austria Creditanstalt AG, and asserted claims for compensation arising from other actions taken by the Company.

GENERAL SITUATION AND INDUSTRY-SPECIFIC ECONOMIC TRENDS

Macroeconomic situation

The world economy entered the summer at a fairly high cruising speed. However, in late July and early August an unexpected and intense bout of turmoil on the financial markets raised serious concerns over the possibility of transmission to the real economy, and major uncertainty over future prospects. The crisis began with the housing market recession in the United States; suddenly a wide market of products backed by subprime US consumer mortgages simply disappeared, triggering a liquidity drought in the money market and requiring prompt intervention by central banks in an attempt to restore normal conditions. Pressures in the money market and uncertainty are still present. We consider the robust rate cut by the Fed enough to avoid a broader and more harmful credit crunch. Nonetheless, we expect the US economy to slow substantially for the remainder of 2007, but without falling into recession.

Conversely, the turmoil on the financial markets is likely to have less of an impact on the European economy, with no direct effects (apart from on banks' finances). Some of the improvements seen in the past two years in the European economy are structural and will help it to withstand the US slowdown without difficulty. Transmission of the effects will be through lower US demand, which we had already considered likely in the previous scenario. The appreciation of the euro against the dollar will further strengthen this effect. The likelihood of a slight slowdown has already been indicated by a decline in survey figures; specifically, the EU's Economic Sentiment Indicator in September showed the fourth consecutive decline (to 107.1), though remaining at quite a high level (100 = long-term average since January 1990).

On the back of the described trends, the euro strengthened further against the dollar, temporarily passing 1.40 before closing the third quarter at 1.39, while the bond yield spread between United States and the euro-zone narrowed further, standing at around 30bp at the end of September compared to around 50bp at the end of the second quarter. The third quarter proved to be very volatile for international stock markets, although overall they closed September well above the end-2006 levels.



Specific trends affecting the banking sector in Germany
Expectations of a strong recovery in profitability in 2007 have almost vanished due to the turmoil on the financial markets.

Net interest income drivers have continued to suffer from the relative weakness of lending growth, mainly attributable to the government and the self-employed persons sectors. Also household demand for housing loans remained weak.

Conversely, growth in demand for financial resources from non-financial enterprises was particularly buoyant, offsetting the weaker demand in the other sectors. On the funding side, the increase in deposits continued to outstrip lending growth mainly thanks to time deposits, but also sight deposits showed an accelerating trend in the course of the third quarter. Looking at bank interest rates, due to the prevalence of fixed-rate loans, rates on outstanding loans only marginally increased in the third quarter, while deposit rates kept adjusting strongly upward. The spread (difference between lending and deposit rates) therefore continued to narrow, although the spread calculated on new business rates widened further.

BUSINESS SITUATION AND DEVELOPMENT OF INCOME OF HVB GROUP

The transfers of Bank Austria Creditanstalt AG (BA-CA), Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), Closed Joint Stock Company International Moscow Bank (IMB), AS UniCredit Bank (previously HVB Bank Latvia AS, Riga) and the HVB AG branches in Tallinn and Vilnius agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent a discontinued operation as defined by IFRS 5. Hence the results of the discontinued operations are only shown after the profit after taxes and minorities of the new HVB Group (continued operations) in the income statement.

After the transfer of the companies and sub-groups defined as discontinued operations – the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine – in the first quarter of 2007 and their deconsolidation with effect from January 1, 2007, the branches in Tallinn and Vilnius were completely transferred in the third quarter of this year. Hence, the profit from the activities of the Tallinn and Vilnius branches up to the economic completion date of March 1, 2007 are shown in the separate income statement items "Net profit after tax of discontinued operations" and "Minority interest in the net profit of discontinued operations" in the HVB Group income statement in 2007 alongside the gains on the deconsolidation of the transferred sub-groups and companies, including the respective taxes and minority interests, after the profit of the new HVB Group. The comparative figures for the previous year, on the other hand, still contain the profit from the business activities of the transferred companies.

Discontinued operations account for €3,698 million (previous year: €1,244 million) of HVB Group's net profit of €5,145 million (previous year: €2,548 million) after deduction of the minority interest as a result of the gains realised on the deconsolidation of the BA-CA Group, IMB, AS UniCredit Bank, HVB Bank Ukraine and the branches in Tallinn and Vilnius. At €1,447 million, the profit from continued operations (net profit of HVB Group new) increased by 11.0% year-on-year.

Operating profit
The operating profit of HVB Group rose by 45.1% compared to the highly successful equivalent period last year, to reach €2,590 million at September 30, 2007. Despite the unusual turbulence on the financial markets and the impact this had on operations in the third quarter of 2007, operating profit rose by 16.5% year-on-year to €5,327 million in the first nine months. This solid earnings performance, in conjunction with the reduction in operating costs, has produced a significant improvement in the cost-income ratio by 9.6 percentage points to reach 51.4% (percentage of total revenues made up by

operating costs). After the first nine months of 2007, this good operating performance enabled us to easily reach the ambitious targets we mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report) for achieving a tangible increase in total revenues and thus an improvement in the cost-income ratio.

Net interest income

Compared to last year, net interest income increased by 20.8% to €2,805 million.

This rise was driven strongly by the inflow of funds from the disposals of discontinued operations. Apart from the inflow of contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realised on the disposals, this included the cessation of the funding expenses compared to the previous year.

The investment banking activities transferred from UBM have a negative impact on net interest income on account of the refinancing of the trading portfolios. These expenses are directly related to the trading profit arising from these investment banking activities.

This effect of initial consolidation in net interest income was offset by far higher trading-generated interest components in other parts of the Market & Investment Banking division within HVB AG.

Excluding the factors listed above (liquidity advantages arising from the disposal of companies, the effect of initial consolidation arising from the transfer of UBM's investment banking activities and trading-generated interest components), net interest income is at the same level as last year.

Interest income from dividends and similar income from equity investments increased by €78 million to €262 million, mainly as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions

At €1,340 million, net fees and commissions after the first nine months of 2007 almost matched last year's figure (down 1.2%), despite the absence in 2007 of the gains on the disposal of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency, initial consolidation and deconsolidation effects, net fees and commissions rose by 2.9% compared to last year. In adjusted terms, all the operating divisions contributed to this increase, even if the previously strong momentum in the Markets & Investment Banking division slackened in the third quarter of 2007 due to the uncertainties on the financial markets and despite the normalisation in the rate of increase in net fees and commissions compared to last year.

Net trading income

At €857 million, net trading income is around one quarter higher than last year's total (€673 million), although the difficult market situation significantly depressed the result achieved in the third quarter of 2007. With a contribution to earnings of €38 million, net trading income in the third quarter was substantially behind the excellent quarterly contributions made in the first half of 2007 (Q1 2007: €350 million; Q2 2007: €469 million).

The inclusion of €285 million from UBM's investment banking activities also helped to boost net trading income as at the end of September. In particular, the year-on-year increase in net income from financial instruments held for trading by one quarter to reach €408 million contributed to the rise in net trading income, even if the rapid expansion of profits slowed in the third quarter as a result of market turmoil. At €321 million, the contribution to dividend income generated by trading operations was roughly the same as last year. In addition, gains on the realisation of private equity have been reported under net trading income since the end of 2006. These gains amounted to €118 million in the first nine months of 2007. (These were still included under net income from investments at September 30, 2006).



Operating costs

Operating costs fell by 1.9%, to €2,737 million, compared to last year. Within operating costs, payroll costs and depreciation on property, plant and equipment decreased while other administrative expenses increased. The decline in payroll costs essentially results from the reduction in the headcount. The rise in the other administrative expenses is attributable in part to the increase in the German VAT rate to 19%. Adjusted for the effects of initial consolidation and deconsolidation, total operating costs fell by 2.8%.

Provisions for risks and charges

Provisions for risks and charges declined from €73 million last year to €32 million after the first nine months of 2007. The total for the current financial year mainly contains provisions in connection with potential repurchase commitments arising under real estate transactions.

Net write-downs of loans and provisions for guarantees and commitments

At €496 million, net write-downs of loans and provisions for guarantees and commitments at the end of September 2007 are 22.3% below last year's figure (€638 million). The favourable total for the third quarter of 2007 in isolation can be attributed to one-off reversals in the Markets & Investment Banking division.

Net income from investments

Net income from investments amounted to €390 million at September 30, 2007. The total includes gains of €219 million realised on the sale of Indexchange Investment AG to Barclays Bank PLC and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. In addition, the gain on the sale of the remaining shares in Münchener Rückversicherungs-Gesellschaft AG at €113 million favourably impacted net income from investments. At €689 million in the same period last year, net income from investments essentially contained the gains realised on the sale of the Activest companies (€533 million) and the reduction of our interest in Babcock & Brown Limited (€55 million) and in Deutsche Lufthansa AG (€40 million).

Profit before tax

At €2,446 million, profit before tax increased by around 40% compared to the result for the first nine months of last year (€1,744 million). In this connection, both the result of this financial year and that of last year are marked by non-recurring effects. Adjusted for the favourable effect arising from the interest payable on the purchase price relating to the disposal of discontinued operations (€93 million) and without the gains of €219 million and €113 million realised on the sale of our holdings in Indexchange and Münchener Rückversicherungs-Gesellschaft AG, respectively, and adjusted for restructuring costs, profit before tax of the current financial year, at €2,027 million, exceeds last year's figure of €1,230 million adjusted for the gain on the disposal of the Activest Group (€533 million) and for restructuring expenses by around 65%.

Income tax

The reported income tax of €926 million (previous year: €375 million) includes additional non-recurring income tax of €190 million resulting from write-downs on deferred tax assets made necessary by the 2008 German Act on Corporate Tax Reform which was adopted in the third quarter.

Minorities and net profit

Minorities account for €73 million of the net profit of €1,520 million. After deducting minorities, we generated a profit of €1,447 million, which is 11% higher than the total for the equivalent period last year. Adjusted for the non-recurring effects included in profit before tax and the tax burdens as a result of the German tax reform, there was a sharp increase in net profit, up 59.3% to €1,257 million, compared to the adjusted profit of the previous year (€789 million).

The return on equity of the new HVB Group is reported in accordance with the customary definition in the UniCredit Group (based on 6.8% of the tied equity capital related to the average risk-weighted assets). This involves adjusting the respective profit variable in the numerator of the ratio by the imputed interest on to what is known as the average capital surplus (see also page 14 and following of the Half-yearly Financial Report 2007 for more on this methodology).

In the first nine months of 2007, HVB Group generated a return on equity of 16.4% after taxes and 27.9% before taxes. Adjusted for the non-recurring effects mentioned above, the ratios – at 14.0% after taxes and 22.4% before taxes – are significantly higher than the figures reported in the first nine months of 2006 (September 30, 2006: 16.8% return on equity after taxes, adjusted: 10.4% and 22.6% return on equity before taxes, adjusted: 16.3%).

Developments in the individual divisions

The contributions of the divisions to the profit before tax of the new HVB Group of €2,446 million were as follows:

Retail	€206 million
Wealth Management	€142 million
Corporates & Commercial Real Estate Financing	€578 million
Markets & Investment Banking	€1,399 million
Other/consolidation	€121 million

In the third quarter of 2007, the activities of the following units were pooled in the Corporates Division within the UniCredit Group in order to leverage future growth opportunities: Correspondent Banking, Documentary Business, Forfaiting, Structured Trade and Export Finance & International and Domestic Corporate Payments. Consequently, for the first time at the end of the September these operations are shown separately in the segment report of HVB Group under the new Global Financial Services (GFS) subdivision within the Corporates & Commercial Real Estate Financing division with retroactive effect from January 1, 2007. As the activities involved were previously assigned to the Markets & Investment Banking division, the change has produced shifts between Markets & Investment Banking and Corporates & Commercial Real Estate Finance for the above operations and associated customers in terms of segment allocations and the reporting of business volumes, income and expenses.

At the same time, a number of other, smaller reorganisations have taken place in line with the efforts to give the divisions a clear strategic orientation. This resulted in modified segment allocations in all the segments. The figures for the comparative periods in this and last financial year have been adjusted to reflect these changes.

The income statements for each segment and comments on the performance of the divisions are described in Note 1, "Segment reporting". The components and targets of the divisions are described in detail in the 2006 Annual Report in Note 21, "Notes to segment reporting by division" (pages 125–128).



FINANCIAL SITUATION OF HVB GROUP

Total assets and volume of lending

The total assets of HVB Group amounted to €426.4 billion at September 30, 2007. Compared to the 2006 year-end total, this represents a decline of €81.6 billion or 16.1%. On the assets side, the item assets of discontinued operations or disposal groups held for sale decreased by €164.4 billion. This sharp decline is due to the disposal of the major companies and assets which were still included under this item at December 31, 2006. This concerns the BA-CA Group, IMB, AS UniCredit Bank, HVB Bank Ukraine and the HVB AG branches in Tallinn and Vilnius defined as discontinued operations as well as the companies Indexchange, HVB Payment & Services and Nordinvest still classified as non-current assets or disposal groups held for sale at the end of 2006, and a non-strategic real estate portfolio.

The decline in the total assets as a result of these sales as described was partially compensated by the increase in volumes from the transfer of UBM's investment banking activities to HVB AG. At September 2007, the volume of assets of the transferred activities stood at €73.3 billion (initial consolidation effect). In particular, this caused the financial assets held for trading to rise by €73.4 billion to €181.1 billion.

In addition, the main increase on the assets involved a rise of €5.3 billion in loans and receivables with banks.

In the same way as on the assets side, the decline in total liabilities was also largely attributable to the deconsolidation of the companies and operations included under the item "liabilities of discontinued operations and of disposal groups held for sale". This item fell by €152.9 billion. This decline was compensated in part by the initial consolidation effect caused by the investment banking operations transferred from UBM. This essentially helped financial liabilities held for trading to rise by €60.6 billion to €121.3 billion. At the same time, deposits from customers increased by €13.0 billion while deposits from banks and debt securities in issue decreased by €3.1 billion and €3.2 billion, respectively.

The €3.4 billion rise in shareholders' equity to €23.4 billion can be attributed primarily to the net profit of about €5.1 billion generated in the period from January 1 to September 30, 2007, impacted by the gain of €3.7 billion on the disposal of the companies and sub-groups defined as discontinued operations. Likewise, the minority interest is down by €2.5 billion on account of the deconsolidation of the companies and sub-groups defined as discontinued operations. At the same time, shareholders' equity rose by €1,061 million on account of the capital increase implemented in the course of the transfer of the investment banking activities for a contribution in kind (subscribed capital up €155 million, additional paid-in capital up €906 million). Furthermore, the other reserves increased by €1.1 billion, whilst the reserves arising from the change in valuation of financial instruments decreased by a total of €0.8 billion.

On June 27, 2007, the Annual General Meeting of Shareholders adopted a resolution to pay a dividend out of the net profit for 2006 (€622 million) at an amount of €301 million. This is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock, and an advance dividend of €0.064 per share of preferred stock. The remaining amount of €321 million was transferred to other reserves in compliance with the resolution adopted by the Annual General Meeting of Shareholders.

Risk-weighted assets, key capital ratios and liquidity of HVB Group

At €142.6 billion, the risk-weighted assets (without market risks) compliant with the German Banking Act (KWG) were down around €1.6 billion on the 2007 half-year total. The reduction in risk-weighted assets compliant with the German Banking Act resulting from the current ABS transactions stood at €21 billion at the end of September. Market risk positions rose by €82 million to reach €1.1 billion.

At the reporting date of September 30, 2007, the core capital of HVB Group compliant with the German Banking Act amounted to €16.1 billion and equity funds to €22.6 billion. This results in a core capital ratio of 11.3% (excluding market risk positions) and an equity funds ratio of 14.4%. If the market risk positions in the core capital ratio are also taken into account, it stood at 10.3%. A pro forma view including the equity inflow from the disposal of discontinued operations gives rise to a core capital ratio of 15.9% and a core capital ratio including market risk positions of 14.5%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB, the figure averaged 1.2 in the first nine months of 2007 (annual average in 2006: 1.2).

OTHER INFORMATION

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting.

Listed below are the changes to the standards to be applied for the first time in the 2007 financial year, which essentially affect our Bank.

IFRS 7 "Financial Instruments: Disclosures", the application of which has been obligatory since January 1, 2007, has amended the reporting of financial instruments. IFRS 7 replaces IAS 30 completely and IAS 32 partially.

Among other things, this involves showing balance sheet disclosures and the contributions to income of financial instruments separately in accordance with the IAS 39 valuation categories. We have already made significant changes to the selected notes to the balance sheet and income statement in the present interim report.

The IFRIC 7, 8, 9 and 10 interpretations to be applied for the first time in the 2007 financial year have had no material consequences for accounting and valuation. Starting in 2007, HVB has used the fair value hedge permitted by IFRS for interest rate risks at portfolio level for the first time, for a limited portfolio of liabilities.

Furthermore, we have now completed the standardisation of external financial reporting begun last year (with the change in the income statement structure) as part of the integration of HypoVereinsbank into UniCredit. In the present interim report we have revised the balance sheet and notes structure to match the usual capital market communications practised by UniCredit for many years. The respective previous year figures have been adjusted accordingly.

Please refer to the 2006 Annual Report starting on page 115 for information on other accounting and valuation principles.

Segment reporting

A number of segment assignments have been changed as a result of the bundling of activities in the Global Financial Services (GFS) subdivision which is being shown separately within the Corporates & Commercial Real Estate Financing division for the first time in the third quarter of 2007 together with further minor reorganisations (please refer to the description in the section entitled "Business situation and development of income of HVB Group"; segment reporting). The figures for the comparative periods in the present and previous financial year have been adjusted to reflect the changes listed above.

Furthermore, in the segment reporting the standardised uniform capital allocation to divisions used in previous years was changed at the start of 2007 to a system of individual core capital allocation for each division in the case of companies assigned to several divisions. This involves allocating core capital to the divisions over a range between 5.9% and 6.8% of risk-weighted assets. The percentage used to assess the equity capital allocated to the companies assigned to several divisions (HVB AG, HVB Banque Luxembourg) stood at 3.4% in the 2006 financial year. This rate, which equals the 3-month EURIBOR plus a premium in the amount of the average 5-year UniCredit spread, is set for one year as part of the budgeting process. The percentage rate changed from 3.4% to 3.8% in connection with the new rules laid down for the 2007 financial year. Neither change has any material net effect. This is why we have dispensed with restating the previous periods.

Changes in the group of companies included in consolidation

Among others, the following companies have been included in the group of consolidated companies of the new HVB Group for the first time during 2007:
- PlanetHome AG, Munich
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld
- Wealth Management Capital Holding GmbH, Munich
- HVB Alternative Advisors LLC
- HVB Asset Management Holding GmbH

Furthermore, the investment banking operations of UniCredit Banca Mobiliare, Milan, have been transferred to HVB AG. This transaction has the same effect as initial consolidation on the comparison of results with the first nine months of 2006 as well as the balance sheet at December 31, 2006.



The following companies, among others, have left the group of companies consolidated by the new HVB Group in 2007:
- Indexchange Investment AG (Indexchange), Munich
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Indexchange was sold to Barclays Bank PLC for around €240 million on February 8, 2007. On January 31, 2007, Nordinvest was transferred to Pioneer Global Asset Management S.p.A. as part of the measure taken to bundle the asset management activities in the UniCredit Group. PAS was sold to Postbank with effect from January 1, 2007.

When comparing figures with the results achieved in the first nine months of 2007, the companies which were deconsolidated in the 2006 financial year also had an impact on the figures. Essentially, this concerns Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Luxembourg S.A. and Westfalenbank Bochum, all of which left the group of companies included in consolidation at July 1, 2006.

The following companies, which had been defined as discontinued operations at December 31, 2006, were deconsolidated with retroactive effect from January 1, 2007:
- Bank Austria Creditanstalt AG including all companies included in the BA-CA sub-group
- AS UniCredit Bank, Riga
- Closed Joint Stock Company International Moscow Bank (IMB), Moscow
- Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), Kiev

The branches in Tallinn, Estonia, and Vilnius, Lithuania, were sold to AS UniCredit Bank, Riga during the third quarter of 2007 (economic completion date of March 1, 2007). Thus the discontinued operations item in the income statement only contains the results of operations of the branches in Tallinn, Estonia, and Vilnius, Lithuania, up until March 1, 2007 together with the gains on their disposal and the gains on disposal of the sold companies listed above.

Events after September 30, 2007
No events requiring reporting have taken place since September 30, 2007.

OUTLOOK

General economic trends

In our scenario, US GDP growth is expected to decline to around 1.5% this year from an average of 2.9% in 2006, with, in particular, households' propensity to consume expected to slow substantially for the remainder of 2007. GDP in the euro zone should just marginally moderate its pace of growth this year, posting a 2.4% y/y increase, down from 2.7% in 2006, still driven by a robust increase in corporate capital spending. In Germany, GDP should show a growth rate of 2.4% in 2007 (2.8% in 2006). The buoyancy in the corporate sector, in fact, should continue to push the investment activity, notwithstanding an expected softening in the last part of the year due to the financial turmoil.

The European Central Bank (ECB) raised interest rates twice in the first nine months of 2007, taking the key interest rate to 4.0% in June. Given the scenario outlined above, it might make only one further move in response to rising inflation towards the end of 2007, with a last hike of 25bp, thereby running the risk of adopting an

overly aggressive policy (a risk that is inherent in its mandate). The dollar will remain weak until news on the US economy improves towards mid-2008. Long bonds should reflect the weakening macro-economic picture with the US ten-year Treasury benchmark expected to reach 4.60% at the end of 2007 (from a current 4.41%) and the euro equivalent expected to close the year at 4.25% (from a current 4.19%).

Earnings performance of HVB Group

In the Half-yearly Financial Report at June 30, 2007, HVB Group as a risk-bearing entity published detailed observations regarding risks in the banking sector, notably regarding individual risk types, and the management of such risks under the sophisticated risk management system. The statements made in that Risk Report are still valid. In the third quarter of 2007, however, the present financial crisis in the housing sector emanating from the United States, which is also having an impact on the European financial markets, had a limited impact on the course of business and performance of HVB Group.

Compared with the second quarter of 2007, the Markets & Investment Banking (MIB) division suffered from declines notably in structured loans recorded in net trading income in the third quarter of 2007, although this was more than offset by positive developments in other MIB products. This means that MIB can report a profit overall. Direct repercussions from the subprime crisis for HVB Group are unlikely at present, on account of the Bank's limited subprime exposures in this area. This can be attributed in particular to the conservative lending policy that has been implemented in the UniCredit Group. On account of the differing structure of real estate markets in the core regions of HVB Group compared with the Anglo-Saxon markets, it remains unlikely that the crisis will spread to these sectors. Indirect effects arising from generally greater volatility, notably including spreads for traded credit products, could lead to greater price fluctuations in these trading products in the future. Given the present market situation and developments, it is not currently possible to predict the extent to which the financial crisis could expand further throughout Europe and potentially also extend to other market segments. Should the banking crisis turn into a global crisis on the financial markets, which would also have a sustained impact on business activity and hence the real economy, this might have a lasting effect on the net assets, financial and earnings position of the Bank.

As already reported in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 (on page 68 of the 2006 Annual Report) we are planning for a tangible increase in total revenues for the 2007 financial year, with only a slight rise in operating costs.

This will consequently give rise to a planned improvement in the cost-income ratio.

Thanks to the sharp rise in total revenues coupled with a slight increase in operating costs, we have met our internal targets. Consequently we believe we are well on the way to meeting the targets we have set for 2007 as a whole, even if, given the market trend after June 30, 2007, we do not at the present time expect to be able to repeat the results recorded for total revenues for the first half of 2007 in the second half of the year.

From today's standpoint, we anticipate that net write-downs of loans and provisions for guarantees and commitments will probably be much lower than last year's level at year-end 2007.

The HVB Share

The price of the HVB share rose by 23.22% in the first nine months of 2007, from €33.45 at the start of 2007 to €41.22 at the end of September. The share price has been impacted by the squeeze-out procedure announced by UniCredit in January 2007, offering to transfer the shares held by minority shareholders to UniCredit against a suitable cash settlement. The cash settlement was set at €38.26 per share. The transfer was approved by 98.77% of the votes cast at this year's Annual General Meeting of Shareholders of HypoVereinsbank held on June 26 and 27.

During the same period, the benchmark Prime Banks index fell by 8.4% whereas the Prime All Share index climbed by 16.3%. A stand-alone view of the third quarter of 2007 shows that the HVB share price has suffered a moderate decline of only 1.8%, despite the current credit crisis on the financial markets, to close at €41.22 on September 29, 2007. At the end of September, the HVB share was weighted at 1.97% in the Prime Banks index and 0.15% in the Prime All Share index.

With a remaining free float of 4.6%, the average daily turnover of the HVB share fell considerably compared with the second quarter, by more than 57%, to 134,217 shares.

Investor Relations again kept analysts, institutional investors, rating agencies and private shareholders up to date on the Bank's development and strategic decisions in the third quarter of 2007.

HVB share relative to Prime Banks and Prime All Share from June 30 to September 30, 2007 (€)


45
42
39
36
33
July
August
September
HVB share
Prime Banks
Prime All Share

Results

Consolidated Income Statement

for the period from January 1 to September 30, 2007

Income/expenses	NOTES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	CHANGE € millions	in %
Net interest		2,805	2,322	+ 483	+ 20.8
Dividends and other income from equity investments		262	184	+ 78	+ 42.4
Net interest income	2	**3,067**	**2,506**	**+ 561**	**+ 22.4**
Net fees and commissions	3	1,340	1,356	(16)	(1.2)
Net trading income	4	857	673	+ 184	+ 27.3
Net other expenses/income	5	63	39	+ 24	+ 61.5
Net non-interest income		**2,260**	**2,068**	**+ 192**	**+ 9.3**
TOTAL REVENUES		**5,327**	**4,574**	**+ 753**	**+ 16.5**
Payroll costs		(1,601)	(1,699)	+ 98	(5.8)
Other administrative expenses		(953)	(867)	(86)	+ 9.9
Amortisation, depreciation and impairment losses on intangible and tangible assets		(183)	(223)	+ 40	(17.9)
Operating costs		**(2,737)**	**(2,789)**	**+ 52**	**(1.9)**
OPERATING PROFIT		**2,590**	**1,785**	**+ 805**	**+ 45.1**
Provisions for risks and charges		(32)	(73)	+ 41	(56.2)
Write-down on goodwill		—	—	—	—
Restructuring costs		(6)	(19)	+ 13	(68.4)
Net write-downs of loans and provisions for guarantees and commitments	6	(496)	(638)	+ 142	(22.3)
Net income from investments	7	390	689	(299)	(43.4)
PROFIT BEFORE TAX		**2,446**	**1,744**	**+ 702**	**+ 40.3**
Income tax for the period		(926)	(375)	(551)	>+ 100.0
PROFIT AFTER TAX		**1,520**	**1,369**	**+ 151**	**+ 11.0**
Minorities		(73)	(65)	(8)	+ 12.3
NET PROFIT OF HVB GROUP NEW		**1,447**	**1,304**	**+ 143**	**+ 11.0**
Net profit after tax of discontinued operations		3,698	1,762	+ 1,936	>+ 100.0
Minority interest in the net profit of discontinued operations		—	(518)	+ 518	(100.0)
NET PROFIT OF FULL HVB GROUP		**5,145**	**2,548**	**+ 2,597**	**>+ 100.0**

Earnings per share (€)	1/1–30/9/2007	1/1–30/9/2006
Earnings per share of full HVB Group	6.55	3.39
Earnings per share of HVB Group new	1.84	1.74
Earnings per share of HVB Group new (adjusted)[1]	1.60	1.05

1 2007 adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG, restructuring costs and tax charges arising from German tax reforms; 2006 adjusted for the gain on disposal of the Activest companies and restructuring costs

Since no conversion rights or option rights on conditional capital existed at September 30, 2007, there is no calculation of diluted earnings per share.

Consolidated Income Statement

for the period from July 1 to September 30, 2007

	1/7–30/9/2007	1/7–30/9/2006	CHANGE	
Income/expenses	€ millions	€ millions	€ millions	in %
Net interest	892	766	+ 126	+ 16.4
Dividends and other income from equity investments	31	37	(6)	(16.2)
Net interest income	**923**	**803**	**+ 120**	**+ 14.9**
Net fees and commissions	365	371	(6)	(1.6)
Net trading income	38	191	(153)	(80.1)
Net other expenses/income	14	(4)	+ 18	
Net non-interest income	**417**	**558**	**(141)**	**(25.3)**
TOTAL REVENUES	**1,340**	**1,361**	**(21)**	**(1.5)**
Payroll costs	(452)	(558)	+ 106	(19.0)
Other administrative expenses	(327)	(289)	(38)	+ 13.1
Amortisation, depreciation and impairment losses on intangible and tangible assets	(60)	(72)	+ 12	(16.7)
Operating costs	**(839)**	**(919)**	**+ 80**	**(8.7)**
OPERATING PROFIT	**501**	**442**	**+ 59**	**+ 13.3**
Provisions for risks and charges	(7)	(27)	+ 20	(74.1)
Write-down on goodwill	—	—	—	—
Restructuring costs	(3)	(16)	+ 13	(81.3)
Net write-downs of loans and provisions for guarantees and commitments	(106)	(226)	+ 120	(53.1)
Net income from investments	7	551	(544)	(98.7)
PROFIT BEFORE TAX	**392**	**724**	**(332)**	**(45.9)**
Income tax for the period	(309)	(60)	(249)	>+ 100.0
PROFIT AFTER TAX	**83**	**664**	**(581)**	**(87.5)**
Minorities	(30)	(14)	(16)	>+ 100.0
NET PROFIT OF HVB GROUP NEW	**53**	**650**	**(597)**	**(91.8)**
Net profit after tax of discontinued operations	8	297	(289)	(97.3)
Minority interest in the net profit of discontinued operations	—	(105)	+ 105	(100.0)
NET PROFIT OF FULL HVB GROUP	**61**	**842**	**(781)**	**(92.8)**

Earnings per share (€)	1/7–30/9/2007	1/7–30/9/2006
Earnings per share of full HVB Group	0.00	1.12
Earnings per share of HVB Group new	0.04	0.87
Earnings per share of HVB Group new (adjusted)[1]	0.30	0.18

1 2007 adjusted for restructuring costs and tax charges arising from German tax reforms; 2006 adjusted for the gain on disposal of the Activest companies and restructuring costs.

Balance Sheet

at September 30, 2007[1]

Assets	NOTES	30/9/2007 € millions	31/12/2006 € millions	CHANGE € millions	in %
Cash and cash balances		444	508	(64)	(12.6)
Financial assets held for trading	11	181,064	107,628	+ 73,436	+ 68.2
Financial assets at fair value through profit or loss		13,533	11,728	+ 1,805	+ 15.4
Available-for-sale financial assets	12	7,740	6,504	+ 1,236	+ 19.0
Held-to-maturity investments		2,649	471	+ 2,178	>+ 100.0
Loans and receivables with banks	13	49,172	43,847	+ 5,325	+ 12.1
Loans and receivables with customers	14	163,552	164,031	(479)	(0.3)
Hedging derivatives		518	842	(324)	(38.5)
Investments in associates, joint ventures and non-consolidated subsidiaries		384	688	(304)	(44.2)
Property, plant and equipment		1,849	1,993	(144)	(7.2)
Intangible assets		759	808	(49)	(6.1)
of which: Goodwill		421	422	(1)	(0.2)
Tax assets		2,252	2,745	(493)	(18.0)
Assets of discontinued operations and non-current assets or disposal groups held for sale	15,16	21	164,451	(164,430)	(100.0)
Other assets		2,480	1,789	+ 691	+ 38.6
Total assets		**426,417**	**508,033**	**(81,616)**	**(16.1)**

1 new balance sheet structure; see Note 10, "Note on the adjustments of the balance sheet to match the UniCredit Group structure"

Liabilities	NOTES	30/9/2007 € millions	31/12/2006 € millions	CHANGE € millions	in %
Deposits from banks	17	83,475	86,571	(3,096)	(3.6)
Deposits from customers	18	105,752	92,751	+ 13,001	+ 14.0
Debt securities in issue	19	84,319	87,568	(3,249)	(3.7)
Financial liabilities held for trading		121,331	60,768	+ 60,563	+ 99.7
Hedging derivatives		465	764	(299)	(39.1)
Changes in fair value of portfolio hedged items		71	—	+ 71	+ 100.0
Tax liabilities		1,717	1,378	+ 339	+ 24.6
Liabilities of discontinued operations and of disposal groups held for sale	20, 21	23	152,920	(152,897)	(100.0)
Other liabilities		4,389	3,891	+ 498	+ 12.8
Provisions	22	1,439	1,434	+ 5	+ 0.3
Shareholders' equity		23,436	19,988	+ 3,448	+ 17.3
Shareholders' equity attributable to shareholders of HVB AG		22,614	16,690	+ 5,924	+ 35.5
Subscribed capital		2,407	2,252	+ 155	+ 6.9
Additional paid-in capital		9,791	8,885	+ 906	+ 10.2
Own shares		(2)	(2)	0	0.0
Other reserves		5,166	4,061	+ 1,105	+ 27.2
Change in valuation of financial instruments		107	872	(765)	(87.7)
AfS reserve		665	1,195	(530)	(44.4)
Hedge reserve		(558)	(323)	(235)	(72.8)
Consolidated profit 2006		—	622	(622)	(100.0)
Net profit 1/1–30/9/2007		5,145	—	+ 5,145	+ 100.0
Minority interest		822	3,298	(2,476)	(75.1)
Total shareholders' equity and liabilities		**426,417**	**508,033**	**(81,616)**	**(16.1)**

Statement of Changes in Shareholders' Equity

at September 30, 2007 (abridged version)

€ millions	SUBSCRIBED CAPITAL	ADDITIONAL PAID-IN CAPITAL	OWN SHARES	OTHER RESERVES	OF WHICH: PENSION AND SIMILAR OBLIGATIONS (IAS 19)
Shareholders' equity at Jan. 1, 2006 before initial application of new and revised IFRSs	**2,252**	**9,126**	**2**	**864**	**—**
Effect of initial application of new and revised IFRSs	—	—	—	(806)	(806)
Shareholders' equity at Jan. 1, 2006 after initial application of new and revised IFRSs	**2,252**	**9,126**	**2**	**58**	**(806)**
Change from capital increase	—	—	—	—	—
Change from capital reductions	—	—	—	—	—
Change in valuation of financial instruments	—	—	—	—	—
Change in net income (loss)	—	—	—	—	—
Actuarial losses on defined benefit plans	—	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	—	(3)	—	—
Dividend payouts	—	—	—	—	—
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes	—	—	—	(39)	—
Shareholders' equity at September 30, 2006	**2,252**	**9,126**	**(1)**	**19**	**(806)**
including:					
shareholders' equity of discontinued operations and disposal group held for sale	—	—	—	(17)	(3)
Shareholders' equity at Jan. 1, 2007	**2,252**	**8,885**	**(2)**	**4,061**	**(814)**
Change from capital increase	155	906	—	—	—
Change from capital reductions	—	—	—	—	—
Change in valuation of financial instruments	—	—	—	—	—
Change in net income (loss)	—	—	—	—	—
Actuarial losses on defined benefit plans	—	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	—	—	—	—
Dividend payouts[1]	—	—	—	—	—
Transfers from net income	—	—	—	321	—
Changes in group of consolidated companies and reserve arising from foreign currency translation and other changes	—	—	—	784	559
Shareholders' equity at September 30, 2007	**2,407**	**9,791**	**(2)**	**5,166**	**(255)**
including:					
shareholders' equity of discontinued operations and disposal group held for sale	—	—	—	—	(2)

1 The Annual General Meeting on June 27, 2007 decided to pay a dividend of €301 million from the profit generated in 2006 (€622 million). This is equivalent to a dividend of €0.40 per share of common stock and per share of preferred stock and an advance dividend of €0.064 per share of preferred stock. The remaining amount of €321 million has been transferred to retained earnings.

	CHANGE IN VALUATION OF FINANCIAL INSTRUMENTS		CONSOLIDATED PROFIT	PROFIT 1/1–30/9	TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF HVB AG	MINORITY INTEREST	TOTAL SHAREHOLDERS' EQUITY
	AfS RESERVE	HEDGE RESERVE					
	871	**(142)**	**191**	**—**	**13,164**	**3,219**	**16,383**
	—	—	—	—	(806)	(166)	(972)
	871	**(142)**	**191**	**—**	**12,358**	**3,053**	**15,411**
	—	—	—	—	—	37	37
	—	—	—	—	—	—	—
	272	116	—	—	388	(4)	384
	—	—	—	2,548	2,548	583	3,131
	—	—	—	—	—	—	—
	—	—	—	—	(3)	—	(3)
	—	—	(191)	—	(191)	(151)	(342)
	(1)	(1)	—	—	(41)	(37)	(78)
	1,142	**(27)**	**—**	**2,548**	**15,059**	**3,481**	**18,540**
	43	—	—	—	26	5	31
	1,195	**(323)**	**622**	**—**	**16,690**	**3,298**	**19,988**
	—	—	—	—	1,061	—	1,061
	—	—	—	—	—	—	—
	(126)	(370)	—	—	(496)	—	(496)
	—	—	—	5,145	5,145	73	5,218
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	—	—	(301)	—	(301)	(33)	(334)
	—	—	(321)	—	—	—	—
	(404)	135	—	—	515	(2,516)	(2,001)
	665	**(558)**	**—**	**5,145**	**22,614**	**822**	**23,436**
	—	—	—	—	—	—	—

Cash Flow Statement

(abridged version)

€ millions	2007 HVB GROUP NEW	2006 FULL HVB GROUP
Cash and cash equivalents at January 1[1]	508	1,053
Cash flows from operating activities	(2,509)	(1,991)
Cash flows from investing activities[2]	3,016	2,201
Cash flows from financing activities	(550)	(169)
Effects of exchange rate changes	(21)	(43)
Less disposal group held for sale and discontinued operations	—	—
Cash and cash equivalents at September 30	**444**	**1,051**

1 The cash and cash equivalents are identical to the cash and cash balances shown in the balance sheet including balances with central banks that are repayable on demand. The other balances with central banks are carried under loans and receivables with banks and hence no longer form part of cash and cash equivalents

2 The net cash flow (€3,698 million) from the disposal of discontinued operations is included in the cash flows from investing activities for 2007

Notes

NOTES TO THE INCOME STATEMENT

1 Segment reporting

Income statement broken down by division for the period from January 1 to September 30, 2007

€ millions	RETAIL	WEALTH MANAGEMENT	CORPORATES & COMMERCIAL REAL ESTATE FINANCING	MARKETS & INVESTMENT BANKING	OTHER/ CONSOLI-DATION	HVB GROUP NEW	DISCONTINUED OPERATIONS[2]	FULL HVB GROUP[2]
TOTAL REVENUES								
1/1–30/9/2007	1,338	350	1,121	2,016	502	5,327	1	5,328
1/1–30/9/2006	1,341	417	1,096	1,631	89	4,574	3,959	8,533
Operating costs								
1/1–30/9/2007	(1,035)	(209)	(397)	(897)	(199)	(2,737)	(1)	(2,738)
1/1–30/9/2006	(1,084)	(263)	(407)	(803)	(232)	(2,789)	(2,211)	(5,000)
OPERATING PROFIT								
1/1–30/9/2007	303	141	724	1,119	303	2,590	—	2,590
1/1–30/9/2006	257	154	689	828	(143)	1,785	1,748	3,533
Net write-downs of loans and provisions for guarantees and commitments								
1/1–30/9/2007	(95)	(6)	(139)	42	(298)	(496)	—	(496)
1/1–30/9/2006	(130)	(2)	(180)	(2)	(324)	(638)	(419)	(1,057)
Other items[1]								
1/1–30/9/2007	(2)	7	(7)	238	116	352	3,782	4,134
1/1–30/9/2006	(5)	537	(3)	58	10	597	689	1,286
PROFIT BEFORE TAX								
1/1–30/9/2007	206	142	578	1,399	121	2,446	3,782	6,228
1/1–30/9/2006	122	689	506	884	(457)	1,744	2,018	3,762

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, restructuring costs, net income from investments and other non-operating expenses
2 contains the gains on the disposal of discontinued operations in other items (net income from investments)

Income statement of the Retail division

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**809**	**836**	**269**	**269**	**271**	**262**	**285**
Net fees and commissions	518	489	151	172	195	140	139
Net trading income	2	—	1	—	1	(1)	(1)
Net other expenses/income	9	16	4	2	3	(10)	—
Net non-interest income	**529**	**505**	**156**	**174**	**199**	**129**	**138**
TOTAL REVENUES	**1,338**	**1,341**	**425**	**443**	**470**	**391**	**423**
Payroll costs	(434)	(435)	(139)	(142)	(153)	(136)	(142)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(601)	(649)	(198)	(197)	(206)	(212)	(226)
Operating costs	**(1,035)**	**(1,084)**	**(337)**	**(339)**	**(359)**	**(348)**	**(368)**
OPERATING PROFIT	**303**	**257**	**88**	**104**	**111**	**43**	**55**
Restructuring costs	—	(2)	—	—	—	(5)	(1)
Net write-downs of loans and provisions for guarantees and commitments	(95)	(130)	(15)	(13)	(67)	(43)	(50)
Net income from investments and other items[1]	(2)	(3)	(2)	—	—	(6)	(5)
PROFIT BEFORE TAX	**206**	**122**	**71**	**91**	**44**	**(11)**	**(1)**
Cost-income ratio in %	77.4	80.8	79.3	76.5	76.4	89.0	87.0

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Retail division

In the first nine months of 2007, the Retail division generated a 17.9% increase in total revenues over last year, reaching €303 million.

This pleasing development contributed to an improvement of 3.4 percentage points in the cost-income ratio to 77.4%.

At the same time, operating costs declined by a sharp 4.5% despite the initial consolidation of the PlanetHome Group, one of the leading providers of property finance specialising in the provision and financing of residential property. Whereas payroll expenses decreased by 0.2% to remain at the same level as last year despite the initial consolidation of the PlanetHome Group, other administrative expenses, including depreciation of property, plant and equipment, declined by a significant 7.4%, particularly as a result of the continuing strict cost management.

At €1,338 million, total revenues remained at the same level as last year despite the decline in net interest income (down 3.2%). Net interest income decreased largely as a result of strategic changes in the case of real estate loans together with a decline in volumes of lending for overdraft facilities, whereby the restrained demand for credit from business customers is particularly noticeable on the market. This development was offset in part by the higher margins on the deposit-taking side and the increase in volumes for demand and term deposits. The change in net interest income was compensated above all by a year-on-year increase of 5.9% in net fees and commissions, which can be attributed in part to the consolidation of the PlanetHome Group. Alongside "KombiAnlage plus", one of our core products in securities and custodial services, the continued successful distribution of innovative investment products with a nominal sales volume of around €2.5 billion made a major contribution to the development of the fees and commissions business. Key products in this connection include "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe", "Favorit Express Zertifikat" and "HVB Relax Express Continental Star".

The good operating performance, coupled with much lower net write-downs of loans and provisions for guarantees and commitments (down 26.9%), resulted in a profit before tax of €206 million, which is almost 70% higher than the result for the first nine months of last year.

Income statement of the Wealth Management division

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**122**	**116**	**45**	**40**	**37**	**47**	**40**
Net fees and commissions	236	311	70	79	87	86	62
Net trading income	(7)	(12)	1	(7)	(1)	(1)	1
Net other expenses/income	(1)	2	(1)	—	—	2	(1)
Net non-interest income	**228**	**301**	**70**	**72**	**86**	**87**	**62**
TOTAL REVENUES	**350**	**417**	**115**	**112**	**123**	**134**	**102**
Payroll costs	(69)	(91)	(22)	(24)	(23)	(26)	(24)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(140)	(172)	(45)	(46)	(49)	(56)	(45)
Operating costs	**(209)**	**(263)**	**(67)**	**(70)**	**(72)**	**(82)**	**(69)**
OPERATING PROFIT	**141**	**154**	**48**	**42**	**51**	**52**	**33**
Restructuring costs	—	(2)	—	—	—	(5)	(2)
Net write-downs of loans and provisions for guarantees and commitments	(6)	(2)	—	(2)	(4)	(8)	(2)
Net income from investments and other items[1]	7	539	1	5	1	10	533
PROFIT BEFORE TAX	**142**	**689**	**49**	**45**	**48**	**49**	**562**
Cost-income ratio in %	59.7	63.1	58.3	62.5	58.5	61.2	67.6

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Wealth Management division

As part of the pooling of asset management activities in the UniCredit Group, the Activest Group (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S.A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne) were transferred to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006 along with Nordinvest in January 2007. Moreover, the depositary banking activities of HVB Banque Luxembourg S.A. were assigned away from the Wealth Management division with effect from January 1, 2007. The primary profit contributions of the Activest companies (only until mid-2006), Nordinvest and the profits from the depositary banking activities of HVB Banque Luxembourg from the quarters of last year are still included in the above income statement. To make it easier to compare the performance of our Wealth Management operations, we are showing below an income statement for the Wealth Management division, in which the quarterly figures for 2006 have been adjusted for the deconsolidation effects and the profits from the depositary banking activities of HVB Banque Luxembourg.

Adjusted income statement of the Wealth Management division

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**122**	**112**	**45**	**40**	**37**	**46**	**39**
Net fees and commissions	236	216	70	79	87	73	53
Net trading income	(7)	(12)	1	(7)	(1)	(1)	1
Net other expenses/income	(1)	1	(1)	—	—	2	(1)
Net non-interest income	**228**	**205**	**70**	**72**	**86**	**74**	**53**
TOTAL REVENUES	**350**	**317**	**115**	**112**	**123**	**120**	**92**
Payroll costs	(69)	(67)	(22)	(24)	(23)	(23)	(23)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(140)	(140)	(45)	(46)	(49)	(54)	(43)
Operating costs	**(209)**	**(207)**	**(67)**	**(70)**	**(72)**	**(77)**	**(66)**
OPERATING PROFIT	**141**	**110**	**48**	**42**	**51**	**43**	**26**
Restructuring costs	—	(2)	—	—	—	2	(2)
Net write-downs of loans and provisions for guarantees and commitments	(6)	(2)	—	(2)	(4)	(8)	(2)
Net income from investments and other items[1]	7	3	1	5	1	(3)	—
PROFIT BEFORE TAX	**142**	**109**	**49**	**45**	**48**	**34**	**22**
Cost-income ratio in %	59.7	65.3	58.3	62.5	58.5	64.2	71.7

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

The Wealth Management division encompasses the Wealth Management Sales of HVB AG ("WEM HVB AG"), the DAB Bank Group, the private banking activities of HVB Banque Luxembourg and Wealth Management Capital Holding GmbH, Munich, which was consolidated for the first time in the second quarter of 2007 and encompasses participating interests in HVB Fonds Finance GmbH, Blue Capital GmbH and H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich.

The following description of developments relates to the adjusted income statement.

With profit before tax of €142 million, the Wealth Management division recorded an increase of 30.3% in the first nine months of 2007 over the equivalent figure for the corresponding period last year.

The newly implemented business model of providing service tailored specifically to the target group of very wealthy customers is beginning to have an impact at WEM HVB AG. In contrast to its competitors, WEM HVB AG is positioned as a generalist offering its clientele credit facilities from a single source alongside the typical wealth management investment products. The revenues for the third quarter of 2007 were more than 20% up on the same quarter last year, which was still dominated by the divisionalisation of HVB and the transfer of customers to the new Wealth Management service model. WEM HVB AG currently serves a good 39,000 customers.

One of the strategic priorities in Wealth Management is to expand mandated operations. The revenues from these activities rose significantly compared to last year. The volume of assets under management increased by more than 30% year-on-year to a good €2 billion. In terms of real assets, private equity holdings in particular were successfully placed.

With 2.7 million transactions in the third quarter, the DAB Bank Group recorded 16% more customer operations than in the equivalent quarter last year, despite uncertain capital markets. Revenues in the third quarter were also up 17% year-on-year; on a cumulative basis, the year-on-year growth is almost 8%.

The very strong increase in the operating profit of the Wealth Management division (up 28.2% year-on-year) was driven by the 10.4% rise in total revenues to €350 million. Net fees and commissions proved particularly dynamic, expanding 9.3% compared to this point last year. Net interest income also rose a sharp 8.9% on the back of higher dividend income.

The moderate 1.0% increase in operating costs reflects the deliberate expansion of the sales force, which is intended to generate more sustained organic growth. Targeted measures to permanently enhance efficiency were taken in terms of non-payroll costs. The cost-income ratio improved by 5.6 percentage points to 59.7% on the back of higher total revenues.

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates subdivision

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**617**	**589**	**199**	**218**	**200**	**208**	**183**
Net fees and commissions	253	233	74	81	98	63	76
Net trading income	(1)	2	(1)	(1)	1	2	4
Net other expenses/income	6	7	3	2	1	(4)	—
Net non-interest income	**258**	**242**	**76**	**82**	**100**	**61**	**80**
TOTAL REVENUES	**875**	**831**	**275**	**300**	**300**	**269**	**263**
Payroll costs	(134)	(127)	(46)	(42)	(46)	(44)	(41)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(192)	(203)	(66)	(64)	(62)	(74)	(69)
Operating costs	**(326)**	**(330)**	**(112)**	**(106)**	**(108)**	**(118)**	**(110)**
OPERATING PROFIT	**549**	**501**	**163**	**194**	**192**	**151**	**153**
Restructuring costs	—	(1)	—	—	—	—	(1)
Net write-downs of loans and provisions for guarantees and commitments	(145)	(127)	(44)	(61)	(40)	(74)	(48)
Net income from investments and other items[1]	(3)	4	(6)	4	(1)	(15)	(4)
PROFIT BEFORE TAX	**401**	**377**	**113**	**137**	**151**	**62**	**100**
Cost-income ratio in %	37.3	39.7	40.7	35.3	36.0	43.9	41.8

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Corporates subdivision

In operations involving small and medium-sized customers, the Corporates subdivision increased its operating profit to €549 million in the first nine months of 2007, which represents a major gain of 9.6% year-on-year.

Taken together, higher total revenues (up 5.3%) and lower operating costs (down 1.2%) resulted in an improvement of 2.4 percentage points in the cost-income ratio to an outstanding 37.3%. Within total revenues, net fees and commissions rose by 8.6% as a result of highly successful derivatives operations and higher contributions from payments activities. At the same time, net interest income increased by 4.8%, despite the intense competition on the German market. The 1.2% reduction in operating costs year-on-year is attributable to much lower other administrative expenses and amortisation, depreciation and impairment losses.

The strong operating performance led to a significant rise in profit before tax, up 6.4% from €377 million to €401 million year-on-year, despite a 14.2% increase in net write-downs of loans and provisions for guarantees and commitments.

Income statement of the Corporates & Commercial Real Estate Financing division, Global Financial Services subdivision

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	55	55	18	18	19	19	18
Net fees and commissions	33	43	10	12	11	14	15
Net trading income	—	—	—	—	—	—	—
Net other expenses/income	1	—	1	—	—	—	—
Net non-interest income	34	43	11	12	11	14	15
TOTAL REVENUES	89	98	29	30	30	33	33
Payroll costs	(13)	(14)	(3)	(5)	(5)	(4)	(5)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(25)	(24)	(9)	(8)	(8)	(7)	(8)
Operating costs	(38)	(38)	(12)	(13)	(13)	(11)	(13)
OPERATING PROFIT	51	60	17	17	17	22	20
Restructuring costs	—	—	—	—	—	—	—
Net write-downs of loans and provisions for guarantees and commitments	(1)	(1)	(1)	—	—	—	—
Net income from investments and other items[1]	—	—	—	—	—	—	—
PROFIT BEFORE TAX	50	59	16	17	17	22	20
Cost-income ratio in %	42.7	38.8	41.4	43.3	43.3	33.3	39.4

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Global Financial Services subdivision

The Global Financial Services subdivision, which is being shown separately for the first time in the interim report at September 30, 2007, provides products and services for corporate customers and international financial institutions above all in the field of foreign trade and payments. Its operating profit, which was previously allocated to the Markets & Investment Banking segment, declined by €9 million, or 15.0%, year-on-year to €51 million.

Total revenues declined by 9.2% overall, although net interest income remained stable. The 23.3% decrease in net fees and commissions results from lower contributions from the foreign branches and activities involving foreign guarantees. Operating costs remained constant, as the slight decline in payroll costs was offset overall by higher other administrative expenses and amortisation, depreciation and impairment losses. The cost-income ratio rose by 3.9 percentage points, but remains at a healthly 42.7%.

Profit before tax declined by €9 million, or 15.3%, to €50 million, as a result of the weaker operating performance.

Notes continued

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**121**	**134**	**37**	**42**	**42**	**26**	**42**
Net fees and commissions	35	30	11	13	11	8	10
Net trading income	—	—	—	—	—	—	—
Net other expenses/income	1	3	—	1	—	(2)	—
Net non-interest income	**36**	**33**	**11**	**14**	**11**	**6**	**10**
TOTAL REVENUES	**157**	**167**	**48**	**56**	**53**	**32**	**52**
Payroll costs	(7)	(9)	(2)	(3)	(2)	(3)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(26)	(30)	(9)	(8)	(9)	(9)	(12)
Operating costs	**(33)**	**(39)**	**(11)**	**(11)**	**(11)**	**(12)**	**(15)**
OPERATING PROFIT	**124**	**128**	**37**	**45**	**42**	**20**	**37**
Restructuring costs	—	—	—	—	—	—	—
Net write-downs of loans and provisions for guarantees and commitments	7	(52)	8	10	(11)	(11)	(30)
Net income from investments and other items[1]	(4)	(6)	(3)	(1)	—	5	(6)
PROFIT BEFORE TAX	**127**	**70**	**42**	**54**	**31**	**14**	**1**
Cost-income ratio in %	21.0	23.4	22.9	19.6	20.8	37.5	28.8

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Commercial Real Estate Financing subdivision

The operating profit of the Commercial Real Estate Financing subdivision fell a slight 3.1%, to €124 million, as a result of the further strategic reduction in volumes. At the same time, greater progress on expanding service operations had a positive effect.

The continued elimination of unprofitable portfolios led to a decline of 9.7% in net interest income, and consequently to a decrease of 6.0% in total revenues. This was partially offset by higher volumes in the deposit-taking business. Net fees and commissions benefited from the successful expansion of interest-derivative and advisory operations, beating the previous year total by a significant 16.7%. Operating costs declined by a tangible 15.4% on account of lower payroll costs arising from the elimination of positions associated with the reduction of volumes together with lower other administrative expenses. Consequently, the cost-income ratio improved by 2.4 percentage points to 21.0%.

The positive development of net write-downs of loans and provisions for guarantees and commitments (up €59 million year-on-year) reflects the improvement in the quality of the portfolio brought about by the successful implementation of the restructuring program. This resulted in a massive 81.4% rise in profit before tax to €127 million.

Income statement of the Markets & Investment Banking division

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
Net interest income	**901**	**752**	**226**	**283**	**392**	**344**	**248**
Net fees and commissions	272	218	54	139	79	92	58
Net trading income	844	658	26	463	355	79	193
Net other expenses/income	(1)	3	(9)	6	2	2	(7)
Net non-interest incom	**1,115**	**879**	**71**	**608**	**436**	**173**	**244**
TOTAL REVENUES	**2,016**	**1,631**	**297**	**891**	**828**	**517**	**492**
Payroll costs	(432)	(368)	(78)	(196)	(158)	(141)	(117)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(465)	(435)	(163)	(169)	(133)	(172)	(139)
Operating costs	**(897)**	**(803)**	**(241)**	**(365)**	**(291)**	**(313)**	**(256)**
OPERATING PROFIT	**1,119**	**828**	**56**	**526**	**537**	**204**	**236**
Restructuring costs	—	—	—	—	—	(1)	—
Net write-downs of loans and provisions for guarantees and commitments	42	(2)	44	(1)	(1)	19	(5)
Net income from investments and other items[1]	238	58	16	7	215	(220)	16
PROFIT BEFORE TAX	**1,399**	**884**	**116**	**532**	**751**	**2**	**247**
Cost-income ratio in %	44.5	49.2	81.1	41.0	35.1	60.5	52.0

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Markets & Investment Banking division

As part of the reorganisation of the divisions, the Global Financial Services (GFS) unit previously operating under the Markets & Investment Banking division has been assigned to the Corporates & Commercial Real Estate Financing division. All the previous periods have been adjusted accordingly to ensure that the performance of the Markets & Investment Banking division is presented properly.

The Markets & Investment Banking division continued its successful, sustainable results trend in the current year, increasing its profit before tax year-on-year by a healthy 58.3% in the first nine months of 2007. This means that, in absolute figures, profit increased by €515 million to stand at €1,399 million.

This good performance can be primarily attributed to the substantial rise of €291 million in operating profit and the gain of €219 million realised on the disposal of Indexchange recognised in net income from investments and other items.

Total revenues were up by a total of €385 million, or 23.6%. This increase includes the revenues from UBM's investment banking activities, which have been incorporated since April 1, 2007. But even when the revenues from UBM's investment banking activities are not included in the figures, total revenues posted a healthy year-on-year rise of 13.7%.

[redacted]

Net trading income improved by 28.3% year-on-year, benefiting from the initial consolidation of UBM with net trading income of €285 million. Compared to last year, the net income from financial instruments held for trading rose by around a quarter.

Net fees and commissions and net interest income, which both benefited from the excellent performance in the Financing, Equity Derivatives and Equities units, also recorded a substantial increase. Much higher dividends from private equity investments were also recorded in net interest income.

As a result of the turmoil on the markets, total revenues shrank markedly in the third quarter of 2007, to €297 million, compared with the unusually successful previous quarters (Q1 2007: €828 million; Q2 2007: €891 million). The division was nevertheless able to generate an operating profit on account of its diversified line-up, although higher funding costs and the depressed net trading income from structured credit products had a negative impact on account of the illiquid market. This was offset, however, by very good results in the other business lines. FICC (Fixed Income, Commodities and Currencies) in particular again recorded strong profits in the third quarter of 2007.

The 11.7% rise in operating costs is attributable primarily to the first-time inclusion of UBM's investment banking activities. The cost-income ratio improved by a significant 4.7 percentage points, to 44.5%, compared to the first nine months of 2006, on the back of the strong earnings performance.

Income statement of the Other/consolidation division

INCOME/EXPENSES	1/1–30/9/2007 € millions	1/1–30/9/2006 € millions	Q3 2007 € millions	Q2 2007 € millions	Q1 2007 € millions	Q4 2006 € millions	Q3 2006 € millions
TOTAL REVENUES	**502**	**89**	**151**	**150**	**201**	**2**	**(4)**
Operating costs	**(199)**	**(232)**	**(59)**	**(39)**	**(101)**	**(22)**	**(88)**
OPERATING PROFIT	**303**	**(143)**	**92**	**111**	**100**	**(20)**	**(92)**
Restructuring costs	(6)	(14)	(3)	(3)	—	(30)	(12)
Net write-downs of loans and provisions for guarantees and commitments	(298)	(324)	(98)	(114)	(86)	(178)	(91)
Net income from investments and other items[1]	122	24	(6)	79	49	(36)	(10)
PROFIT BEFORE TAX	**121**	**(457)**	**(15)**	**73**	**63**	**(264)**	**(205)**

1 contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Developments in the Other/consolidation division

The Other/consolidation segment encompasses the Global Banking Services and the Group Corporate Centre subsegments together with the profit contributions from the Special Credit Portfolio, the Real Estate Restructuring portfolio and consolidation effects.

The total revenues of this segment rose sharply, from €89 million last year to €502 million in the first nine months of 2007. This development results almost exclusively from net interest income, which benefited from the interest effects arising from the inflow of funds in conjunction with the disposal of the discontinued operations. This effect was reinforced by the return on the purchase price (generated in the first quarter of 2007) together with the investment of the gains on disposal and the omission of the refinancing costs on the carrying amounts of the investments in the discontinued operations that were included last year. Operating costs declined by €33 million, or 14.2%, compared to last year, essentially as a result of strict cost management in the internal service units and the associated downsizing. Net write-downs of loans and provisions for guarantees and commitments, which relate primarily to the Special Credit Portfolio, fell by 8.0%, to €298 million. At the same time, the gain of €47 million on the disposal of Nordinvest and the gain of €113 million on the disposal of Münchener Rückversicherungs-Gesellschaft in particular led to the higher profit contribution from net income from investments and other items. Last year, this item included the gain of €55 million on the disposal of Babcock & Brown and €40 million on the disposal of Lufthansa. Profit before tax improved to €121 million after the first nine months of the present financial year after a loss of €457 million in the equivalent period last year.



2 Net interest income

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Interest income from		
lending and money market transactions	8,489	7,987
other interest income	4,358	2,447
Interest expense from		
deposits	(4,496)	(3,641)
debt securities in issue and		
other interest expenses	(5,546)	(4,471)
Net interest	**2,805**	**2,322**
Dividends and other income		
from equity investments		
Dividends and other similar income	256	178
Companies accounted for using the equity method	6	6
Total	**3,067**	**2,506**

3 Net fees and commissions

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Management, brokerage and consultancy services	681	688
Collection and payment services	180	185
Lending and other service operations	479	483
Total	**1,340**	**1,356**

This item comprises the balance of fee and commission income of €1,823 million (2006: €1,663 million) and fee and commission expense of €483 million (2006: €307 million). In terms of the year-on-year change in net fees and commissions, the profit contributions made by the sold Activest companies (up to June 30, 2007 only), Indexchange and Nordinvest are only included in net fees and commissions for 2006, which has a negative effect when compared to 2006. In contrast, the initial consolidation of UBM's investment banking activities and the PlanetHome Group has a positive impact. When adjusted for initial consolidation, deconsolidation and currency effects, last year's level was exceeded by 2.9%.

4 Net trading income

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Net gains on financial instruments held for trading	408	327
Dividends on financial instruments held for trading	321	325
Private equity realisation gains[1]	118	—
Other net trading income	10	21
Total	**857**	**673**

1 the gains on the disposal of actively managed holdings in the private equity business are recorded here. The gains of around €27 million realised in the previous year have not been adjusted. They are shown under net income from investments.

5 Net other expenses/income

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Other operating income	210	148
Other operating expense	(147)	(109)
Net other expenses/income	**63**	**39**

6 Net write-downs of losses and provisions for guarantees and commitments

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Additions	(1,198)	(1,307)
Reversals	643	588
Recoveries from write-offs of loans and receivables	59	81
Total	**(496)**	**(638)**

7 Net income from investments

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Gains on the disposal of	**436**	**710**
available-for-sale financial assets and		
held-to-maturity investments	158	171
Investments in associates, joint ventures and		
non-consolidated subsidiaries	1	12
consolidated subsidiaries	264	521
land and buildings	13	6
Write-downs and value adjustments on	**(46)**	**(21)**
available-for-sale financial assets and		
held-to-maturity investments	(42)	(19)
land and buildings	(4)	(2)
Total	**390**	**689**

The gains of €264 million on the disposal of consolidated subsidiaries include the gains realised on the disposal of Indexchange amounting to €219 million and Nordinvest amounting to €47 million.

The gains on the disposal of the available-for-sale financial assets can be attributed essentially to the €113 million realised on the disposal of Münchener Rückversicherungs-Gesellschaft AG.

8 Income statement and earnings per share of discontinued operations

In 2007, the gains on disposal of the BA-CA Group, IMB, AS UniCredit Bank, HVB Bank Ukraine and the HVB AG branches in Tallinn and Vilnius amounting to €3,782 million before tax are included under net income from investments in the income statement. Compliant with IFRS, the gains on disposal account for a total of €84 million in taxes. In addition, the income and expenses of the HVB AG branches in Tallinn and Vilnius up to the economic completion date of March 1, 2007 are disclosed in 2007. The previous-year figures, on the other hand, also include the income and expenses of the business activities of all the companies and branches defined as discontinued operations.

Income statement of discontinued operations:

€ millions	1/1–30/9/ 2007	1/1–30/9/ 2006
Net interest income	1	2,202
Net fees and commissions	—	1,321
Net trading income	—	387
Net other income/expenses	—	49
TOTAL REVENUES	**1**	**3,959**
Operating costs	(1)	(2,211)
OPERATING PROFIT	**—**	**1,748**
Provisions for risks and charges	—	(6)
Write-down on goodwill	—	—
Restructuring costs	—	(3)
Net write-downs of loans and provisions		
for guarantees and commitments	—	(419)
Net income from investments	3,782	698
Other non-operating expenses	—	—
PROFIT BEFORE TAX	**3,782**	**2,018**
Income tax for the period	(84)	(256)
PROFIT AFTER TAX	**3,698**	**1,762**
Minorities	—	(518)
NET PROFIT	**3,698**	**1,244**

Earnings per share of discontinued operations

Earnings per share (€)	1/1–30/9/ 2007	1/1–30/9/ 2006
	4.71	1.65

9 Earnings per share

FULL HVB GROUP	1/1–30/9/ 2007	1/1–30/9/ 2006
Net profit (€ millions)	5,145	2,548
Average number of shares	785,155,495	750,699,140
Earnings per share (€)	6.55	3.39

HVB GROUP NEW	1/1–30/9/ 2007	1/1–30/9/ 2006
Net profit (€ millions)	1,447	1,304
Net profit (adjusted[1], € millions)	1,257	789
Average number of shares	785,155,495	750,699,140
Earnings per share (€)	1.84	1.74
Earnings per share (adjusted[1], €)	1.60	1.05

1 2007 figures adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations, the gain on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG, restructuring costs and tax charges arising from German tax reforms; 2006 adjusted for the gain on disposal of the Activest companies and restructuring costs

NOTES TO THE BALANCE SHEET

10 Note on the adjustments of the balance sheet to match the UniCredit Group structure

The process that was started last year of aligning our external financial reporting with the normal structure used by UniCredit in its capital market communications for years has been continued in the present interim report with the revision of the balance sheet.

New balance sheet structure

Assets	31/12/2006 € millions
Cash and cash balances	508
Financial assets held for trading	107,628
Financial assets at fair value through profit or loss	11,728
Available-for-sale financial assets	6,504
Held-to-maturity investments	471
Loans and receivables with banks	43,847
Loans and receivables with customers	164,031
Hedging derivatives	842
Investments in associates, joint ventures and non-consolidated subsidiaries	688
Property, plant and equipment	1,993
Intangible assets	808
of which: Goodwill	422
Tax assets	2,745
Assets of discontinued operations and non-current assets or disposal groups held for sale	164,451
Other assets	1,789
Total assets	**508,033**

Old balance sheet structure

Assets	31/12/2006 € millions
Cash reserves	3,211
Assets held for trading purposes	107,211
Placements with, and loans and advances to, other banks	41,264
Loans and advances to customers	169,998
Allowances for losses on loans and advances	(6,068)
Investments	19,845
Property, plant and equipment	1,547
Intangible assets	808
Income tax assets	2,745
Other assets	3,021
Assets of discontinued operations and non-current assets or disposal groups held for sale	164,451
Total assets	**508,033**

New balance sheet structure

Liabilities	31/12/2006 € millions
Deposits from banks	86,571
Deposits from customers	92,751
Debt securities in issue	87,568
Financial liabilities held for trading	60,768
Hedging derivatives	764
Changes in fair value of portfolio hedged items	0
Tax liabilities	1,378
Liabilities of discontinued operations and	
of disposal groups held for sale	152,920
Other liabilities	3,891
Provisions	1,434
Shareholders' equity	19,988
Shareholders' equity attributable to shareholders of HVB AG	16,690
Subscribed capital	2,252
Additional paid-in capital	8,885
Own shares	(2)
Other reserves	4,061
Change in valuation of financial instruments	872
AfS reserve	1,195
Hedge reserve	(323)
Consolidated profit 2006	622
Minority interest	3,298
Total shareholders' equity and liabilities	**508,033**

Old balance sheet structure

Liabilities	31/12/2006 € millions
Deposits from other banks	85,672
Amounts owed to other depositors	92,136
Promissory notes and other liablilities evidenced by paper	76,938
Liabilities held for trading purposes	59,962
Provisions	1,683
Income tax liabilities	1,378
Other liabilities	5,214
Subordinated capital	12,142
Liabilities of discontinued operations and	
of disposal groups held for sale	152,920
Shareholders' equity	19,988
Shareholders' equity attributable to shareholders of HVB AG	16,690
Subscribed capital	2,252
Additional paid-in capital	8,883
Other reserves	4,061
Change in valuation of financial instruments	872
AfS reserve	1,195
Hedge reserve	(323)
Consolidated profit 2006	622
Minority interest	3,298
Total shareholders' equity and liabilities	**508,033**

The main differences between the balance sheet structure in accordance with UniCredit practice and the previous HVB structure are as follows:

- Cash and cash reserves now only contains the cash on hand and balances with central banks that are repayable on demand. Other balances with central banks are carried under loans and receivables with banks.

- The respective write-downs have been eliminated from loans and receivables with banks and customers (net disclosure).

- Alongside a number of other minor reallocations, the former balance sheet item "Investments" has essentially been allocated to the following balance sheet items in line with the IFRS holding categories:

  - Financial assets at fair value through profit and loss,
  - Available-for-sale investments, and
  - Held-to-maturity investments.

- Hedging derivatives, which HVB previously disclosed under other assets/liabilities, are now shown in separate balance sheet items.

- The subordinated capital, which was previously shown separately in the HVB structure, has now been allocated to the balance sheet items "Debt securities in issue", "Deposits from banks" and "Deposits from customers".

11 Financial assets held for trading

€ millions	30/9/2007	31/12/2006
Balance-sheet assets		
Debt securities	64,891	49,248
Equity instruments	16,133	16,494
Other financial assets held for trading	38,319	6,355
Positive fair value from derivative financial instruments	**61,721**	**35,531**
Total	**181,064**	**107,628**

12 Available-for-sale financial assets

€ millions	30/9/2007	31/12/2006
Debt securities	3,274	2,720
Equity instruments	2,946	2,690
Other financial assets available for sale	1,520	1,094
Total	**7,740**	**6,504**

13 Loans and receivables with banks

€ millions	30/9/2007	31/12/2006
Loans to central banks	551	3,162
Loans to banks	48,621	40,685
Current accounts and demand deposits	9,516	8,433
Other loans to banks	39,105	32,252
Total	**49,172**	**43,847**

14 Loans and receivables with customers

€ millions	30/9/2007	31/12/2006
Current accounts	11,497	17,949
Other loans and receivables with customers	152,055	146,082
Total	**163,552**	**164,031**

15 Assets of discontinued operations

Assets	30/9/2007 € millions	31/12/2006 € millions
Cash and cash balances		2,246
Financial assets held for trading		17,188
Financial assets at fair value through profit or loss		487
Available-for-sale financial assets		9,724
Held-to-maturity investments		5,962
Loans and receivables with banks		33,314
Loans and receivables with customers		85,757
Hedging derivatives		1,207
Investments in associates, joint ventures and non-consolidiated subsidiaries		1,588
Property, plant and equipment		1,450
Intangible assets		1,984
Tax assets		1,022
Other assets		1,518
Total assets		**163,447**

All the companies and branches defined at December 31, 2006 as discontinued operations had been sold or transferred as of the reporting date at September 30, 2007, being the BA-CA Group, IMB, AS UniCredit Bank and HVB Bank Ukraine in the first quarter of 2007 and the HVB AG branches in Tallinn and Vilnius in the third quarter of 2007.

16 Non-current assets or disposal groups held for sale
Compliant with IFRS 5, non-current assets held for sale and the assets of a disposal group held for sale are shown separately in the balance sheet. The main component of this item at September 30, 2007 is Financial Markets Service Bank GmbH (FMS-Bank). Under the terms of an agreement dated July 3, 2007, HVB will transfer securities processing and custodial operations to the French financial services provider CACEIS. The sale is to take place by the end of 2007.

17 Deposits from banks

€ millions	30/9/2007	31/12/2006
Deposits from central banks	**10,899**	**16,320**
Deposits from banks	**72,576**	**70,251**
Current accounts and demand deposits	15,106	6,433
Other deposits from banks	57,470	63,818
Total	**83,475**	**86,571**

18 Deposits from customers

€ millions	30/9/2007	31/12/2006
Current accounts and demand deposits	34,899	37,120
Other deposits from customers	70,853	55,631
Total	**105,752**	**92,751**

19 Debt securities in issue

€ millions	30/9/2007	31/12/2006
Listed securities	**60,266**	**63,551**
Bonds	57,809	61,369
Other securities	2,457	2,182
Unlisted securities	**24,053**	**24,017**
Bonds	23,557	23,759
Other securities	496	258
Total	**84,319**	**87,568**

20 Liabilities of discontinued operations

The following table shows the breakdown of the liabilities of discontinued operations:

€ millions	30/9/2007	31/12/2006
Deposits from banks	—	50,495
Deposits from customers	—	59,957
Debt securities in issue	—	25,485
Financial liabilities held for trading	—	5,237
Financial liabilities at fair value through profit or loss	—	1,731
Hedging derivatives	—	1,440
Tax liabilities	—	655
Other liabilities	—	2,157
Provisions	—	4,521
Total liabilities	**—**	**151,678**

For information regarding changes in this balance sheet item, please refer to note 15, "Assets of discontinued operations".

21 Liabilities of disposal groups held for sale

For information regarding changes in this balance sheet item, please refer to note 16, "Non-current assets or disposal groups held for sale".

22 Provisions

€ millions	30/9/2007	31/12/2006
Provisions for pensions and similar commitments	136	190
Other provisions	1,303	1,244
Total	**1,439**	**1,434**

Other provisions include restructuring provisions of €227 million (previous year: €243 million).

23 Own shares

In the period under review, own shares were purchased on the basis of the authorization granted through the resolution adopted by the Annual General Meeting of HVB AG on May 23, 2006 and June 27, 2007 pursuant to Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 1,112,842 own shares of treasury stock were purchased by HVB AG and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 1,137,102 own shares of treasury stock were sold at the respective current market prices.

The own shares were purchased at an average price of €38.63 per share and resold at an average price of €38.48 per share. The shares purchased during the period under review amounted to an equivalent of €3.3 million, or 0.1% of capital stock.

The highest number of own shares of treasury stock held by the Bank on any given day during the reporting period was 23,858, equivalent to €0.07 million or 0.003% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 77,025 own shares as collateral as of September 30, 2007. This represents €0.2 million, or 0.01% of capital stock.

OTHER INFORMATION

24 Contingent liabilities and other commitments

€ millions	30/9/2007	31/12/2006
Contingent liabilities from guarantees and indemnities	28,401	24,977
Irrevocable credit commitments	48,404	45,243
Other commitments	15,716	13,055
Total HVB Group new	**92,521**	**83,275**
Discontinued operations and disposal group held for sale	—	23,622
Full HVB Group	**92,521**	**106,897**

25 Derivatives (derivative transactions)

The following table shows the breakdown of derivative transactions outstanding at the reporting date by interest rate, foreign exchange, equity/index, other and credit derivatives. Besides counterparty risk, the derivatives are exposed primarily to market risk arising from changes in interest rates, exchange rates or equity prices.

The significant increase in the volume of derivative transactions compared with year-end 2006 is primarily attributable to the absorption of UBM's investment banking activities by HVB AG effective April 1, 2007.

Without taking risk-reducing effects into account, the maximum counterparty risk at September 30, 2007 for the new HVB Group (excluding add-on) totalled €62.2 billion (December 31, 2006: €36.4 billion). In accordance with the Solvency Ordinance of the German banking supervisory regulations (formerly: Principle I), and taking into account the risk-reducing effects of existing netting agreements and the provision of collateral by borrowers, credit equivalents (counterparty risk including add-on) totalled €34.1 billion (full HVB Group[1] at December 31, 2006: €20.1 billion); and the remaining risk after risk-weighting amounted to €9.0 billion (full HVB Group[1] at December 31, 2006: €5.9 billion).

1 full HVB Group at December 31, 2006, i.e. without pro forma consolidation of UBM

€ millions	Nominal amount		Positive fair value		Negative fair value	
	30/9/2007	31/12/2006	30/9/2007	31/12/2006	30/9/2007	31/12/2006
Interest rate derivatives	3,187,680	1,467,841	34,065	19,062	33,495	20,502
Foreign exchange derivatives	484,551	259,269	5,836	3,872	5,083	3,679
Equity/index derivatives	296,683	205,253	18,949	10,396	19,402	10,602
Credit derivatives	368,310	252,068	2,939	2,748	3,831	3,231
Other transactions	4,191	3,071	450	295	346	291
Total, HVB Group new	**4,341,415**	**2,187,502**	**62,239**	**36,373**	**62,157**	**38,305**

26 Potential market risk of trading activities

Market risk arises from changes in the market prices of interest rate, foreign exchange, equity and index products, including associated derivatives. We measure the potential market risk of our trading activities using the value-at-risk (for the method of calculation, please refer to page 89 and following of the HVB Group Annual Report 2006).

Value-at-risk[1]

€ millions	30/9/2007	31/12/2006
Interest rate positions (incl. credit spread risks)	14	12
Foreign exchange positions	3	3
Equity/index positions	9	4
Diversification effect	(10)	(6)
Total	**16**	**13**

Boards



MEMBERS OF THE SUPERVISORY BOARD

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Panagiotis Sfeliniotis
since July 1, 2007

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder
until June 30, 2007

MEMBERS OF THE MANAGEMENT BOARD

Willibald Cernko
Retail division

Stefan Ermisch
Markets & Investment Banking division
Internal organisation, integration and establishment of global investment banking activities
(since March 21, 2007)

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr Stefan Schmittmann
Corporates & Commercial Real Estate Financing division

Ronald Seilheimer
Markets & Investment Banking division
Markets

Matthias Sohler
Chief Operating Officer (COO)

Dr Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

Summary of Quarterly Financial Data

HVB Group

Operating performance (€ millions)	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Net interest income	923	1,003	1,141	893	803
Net fees and commissions	365	488	487	397	371
Net trading income	38	469	350	95	191
Net other expenses/income	14	22	27	(7)	(4)
TOTAL REVENUES	**1,340**	**1,982**	**2,005**	**1,378**	**1,361**
Operating costs	(839)	(943)	(955)	(906)	(919)
OPERATING PROFIT	**501**	**1,039**	**1,050**	**472**	**442**
Provisions for risks and charges	(7)	(19)	(6)	(91)	(27)
Write-down on goodwill	—	—	—	—	—
Restructuring costs	(3)	(3)	—	(41)	(16)
Net write-downs of loans and provisions for guarantees and commitments	(106)	(181)	(209)	(295)	(226)
Net income from investments	7	113	270	(18)	551
Other non-operating expenses	—	—	—	(153)	—
PROFIT BEFORE TAX	**392**	**949**	**1,105**	**(126)**	**724**
Income tax for the period	(309)	(326)	(291)	500	(60)
PROFIT AFTER TAX	**83**	**623**	**814**	**374**	**664**
Minorities	(30)	(22)	(21)	(38)	(14)
NET PROFIT OF HVB GROUP NEW	**53**	**601**	**793**	**336**	**650**
Profit after tax of discontinued operations	8	1	3,689	1,695	297
Minorities in profit of discontinued operations	—	—	—	(159)	(105)
NET PROFIT OF FULL HVB GROUP	**61**	**602**	**4,482**	**1,872**	**842**
Earnings per share (€)[1], HVB Group new	0.30	0.60	0.70	0.45	0.18

1 Q3 2007 adjusted for restructuring costs and tax charges arising from German tax reforms; unadjusted earnings per share total €0.04
Q2 2007 figure adjusted for the gain on disposal of Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; unadjusted earnings per share total €0.74
Q1 2007 figure adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange; unadjusted earnings per share total €1.06
Q4 2006 figure adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of Münchener Rückversicherungs-Gesellschaft AG, valuation expenses for the announced disposal of a portfolio of non-strategic real estate and other non-operating expenses; unadjusted earnings per share total €0.44
Q3 2006 figure adjusted for restructuring costs and the gain on disposal of the Activest companies; unadjusted earnings per share total €0.87

HVB Group

	30/9/2007	30/6/2007	31/3/2007	31/12/2006	30/9/2006
Key indicators (%)					
Return on equity after taxes, adjusted[2]	14.0	17.5	18.6	11.1	10.4
Return on equity after taxes	16.4	25.0	29.4	15.9	16.8
Cost-income ratio (based on total revenues)	51.4	47.6	47.6	62.1	61.0
Balance sheet figures (€ billions)					
Total assets	426.4	437.6	362.9	508.0	495.1
Shareholders' equity	23.4	23.4	22.6	20.0	18.5
Key capital ratios compliant with German Banking Act (KWG)					
Core capital (€ billions)	22.6[3]	22.8[3]	21.3[3]	18.3	17.1
Risk-weighted assets (€ billions)	142.6	144.2	139.4	219.3	236.0
Core capital ratio (%)	15.9[3]	15.8[3]	15.3[3]	8.4	7.3
Share information					
Share price (€)	41.22	41.98	39.78	33.03	34.50
Market capitalisation (€ billions)	33.1	33.7	29.9	24.8	25.9
Employees	25,363	24,967[1]	24,861[1]	50,659	60,881
Offices	850	847[1]	788[1]	1,877	2,378

1 without discontinued operations

2 figure at September 30, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG, restructuring costs and tax charges arising from German tax reforms
figure at June 30, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs
figure at March 31, 2007 adjusted for the effect arising from interest payable on the purchase price relating to the disposal of discontinued operations and for the gain on disposal of Indexchange
figure at December 31, 2006 adjusted for restructuring costs, special effect of write-downs of loans and provisions for guarantees and commitments, gains on disposal of Activest companies and Münchener Rückversicherungs-Gesellschaft AG, valuation expenses for the announced disposal of a portfolio of non-strategic real estate and other non-operating expenses
figure at September 30, 2006 adjusted for restructuring costs and the gain on disposal of Activest companies

3 core capital ratio at March 31, 2007, June 30, 2007 and September 30, 2007 including inflow to shareholders' equity arising from the disposal of discontinued operations

Financial Calendar

IMPORTANT DATES 2007

Third-quarter interim report	November 14, 2007

IMPORTANT DATES 2008

Publication of the 2007 annual results	March 13, 2008
First-quarter interim report	May 8, 2008
Half-yearly Financial Report	August 5, 2008

Contacts

Should you have any questions about the annual report or our interim reports please contact Group Investor Relations by
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com
You can call up important company announcements as soon as they have been published by visiting our website at www.hvb.com, where you can also register for our e-mail subscription service.

Internet

You can call up our annual and interim reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport

Shareholder publications

Annual Report (English/German)
Interim reports (English/German)
for the first, second and third quarters
Sustainability Report
You can obtain .pdf files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 89506075 or
faxing +49 (0)89 89506030.

HypoVereinsbank Member of UniCredit Group

5005 7296

HypoVereinsbank

Member of UniCredit Group



Zwischenbericht zum 30. September 2007

Herausgeber:
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48
Layout: Mercurio S.r.L., Mailand
Satz: Layoutsatz 2000 GmbH & Co. KG, München
Druck: Druckerei Kriechbaumer
Druckfreigabe: 13.11.2007
Auslieferung: 22.11.2007
Printed in Germany

HypoVereinsbank

Member of UniCredit Group



Markus Prachensky, »Ohne Titel«, 1984, BA-CA Kunstsammlung.

Zwischenbericht zum 30. September 2007

Inhalt

Financial Highlights

	1.1.–30.9.2007[1]	1.1.–30.9.2006[1]
Kennzahlen		
Eigenkapitalrentabilität nach Steuern[2]	16,4%	16,8%
Eigenkapitalrentabilität nach Steuern bereinigt[2,3]	14,0%	10,4%
Eigenkapitalrentabilität vor Steuern[2]	27,9%	22,6%
Eigenkapitalrentabilität vor Steuern bereinigt[2,3]	22,4%	16,3%
Cost-Income-Ratio (gemessen an den operativen Erträgen)	51,4%	61,0%

Erfolgszahlen	**1.1.–30.9.2007[1]**	**1.1.–30.9.2006[1]**
Operatives Ergebnis	2590 Mio €	1785 Mio €
Ergebnis vor Steuern	2446 Mio €	1744 Mio €
Gewinn	1447 Mio €	1304 Mio €
Ergebnis je Aktie	1,84 €	1,74 €
Ergebnis je Aktie bereinigt[3]	1,60 €	1,05 €

Bilanzzahlen	**30.9.2007**	**31.12.2006[4]**
Bilanzsumme	426,4 Mrd €	358,3 Mrd €
Bilanzielles Eigenkapital	23,4 Mrd €	21,9 Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	**30.9.2007**	**31.12.2006[4]**
Kernkapital (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	22,6 Mrd €	21,6 Mrd €
Risikoaktiva	142,6 Mrd €	137,4 Mrd €
Kernkapitalquote (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,9%	15,8%
	30.9.2007	**31.12.2006[1]**
Mitarbeiter	25363	25738
Geschäftsstellen	850	785

1 ohne aufgegebene Geschäftsbereiche.
2 Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva.
3 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG, um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform; 2006 bereinigt um den Veräußerungsgewinn Activest Gesellschaften sowie um Aufwendungen für Restrukturierungen.
4 HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche.

AKTIE		**1.1.–30.9.2007**	**31.12.2006**
Börsenkurs:	Stichtag	41,22 €	33,03 €
	Höchststand	43,21 €	36,65 €
	Tiefststand	32,30 €	25,52 €
Börsenkapitalisierung Stichtag		33,1 Mrd €	24,8 Mrd €

Ratings

	LANG-FRISTIG	KURZ-FRISTIG	AUSBLICK	FINANZ-KRAFT	PFANDBRIEFE ÖFFENTLICHE	PFANDBRIEFE HYPOTHEKEN	ÄNDERUNG/ BESTÄTIGUNG
Moody's	A1	P-1	stable	C–	Aa1[1]	Aa1[1]	18.5.2007
S&P	A	A-1	positive	—	AAA	—	2.4.2007
Fitch Ratings	A	F1	positive	C	AAA	AAA	28.9.2006

1 auf »review for possible upgrade« seit 14. Mai 2007

Lagebericht

HYPOVEREINSBANK ALS DEUTSCHES KOMPETENZZENTRUM

Die Weltwirtschaft, noch zu Beginn des Sommers recht wachstumsstark, wurde Anfang August von heftigen Turbulenzen an den Finanzmärkten getroffen, die unter den Marktteilnehmern große Besorgnis auslösten.

Kontinuierliche Zinserhöhungen bei gleichzeitig fallenden Immobilienpreisen führten in den USA zu Zahlungsausfällen bei immobilienbesicherten Krediten und damit unmittelbar auch zu einem Werteverfall bei forderungsbesicherten Wertpapieren auf Basis von Immobiliendarlehen an Kreditnehmer minderer Bonität (Subprime). Die dadurch ausgelöste schlagartige Abnahme der Risikobereitschaft der Anleger führte zu Liquiditätsengpässen am Geldmarkt und zu einem Anstieg der Geldmarktzinsen bei massiver Ausweitung des Credit Spreads. Auch einige Monate nach Beginn der Krise steht der Geldmarkt weiterhin unter Druck und unter den Marktakteuren ist nach wie vor Unsicherheit vorhanden. Weitere Angaben über die Krise und ihre Auswirkungen sind dem Abschnitt »Gesamtwirtschaftliche Lage« zu entnehmen.

Mit Blick auf die Wirtschaft in Europa erwarten wir, dass die Finanzmarktturbulenzen sich insgesamt weniger belastend auswirken werden. Das heißt, dass wir nicht mit direkten Auswirkungen auf die Realwirtschaft rechnen, dafür aber mit einigen größeren direkten (zinsunabhängige Erträge) sowie indirekten (nachlassende Kreditnachfrage und rückläufige Zinsmargen infolge der Ausweitung der Zinsspreads) Belastungen für die Profitabilität im Bankensektor.

In diesem Umfeld verzeichnete das Ergebnis vor Steuern der HVB Group im dritten Quartal 2007 verglichen mit dem Vorquartal einen deutlichen Rückgang. Trotz der Finanzkrise konnten wir per Ende September 2007 an die positive Entwicklung des vergangenen Jahres anknüpfen und nach neun Monaten 2007 das Ergebnis vor Steuern, jeweils bereinigt um Sondereffekte, gegenüber dem Neunmonatsergebnis 2006 kräftig um 64,8% steigern bzw. das Quartalsergebnis des Vorjahres um rund 91% deutlich übertreffen.

Wesentliche Meilensteine auf dem Weg zu einer einheitlichen Organisationsstruktur

Bis Ende September 2007 hat die HypoVereinsbank wesentliche Meilensteine erreicht und ihre strategische Positionierung als Kompetenzzentrum für das Geschäft in Deutschland sowie für die konzernweiten Aktivitäten im Investment Banking vorangetrieben.

Das Investment Banking Geschäft der UniCredit Banca Mobiliare (UBM), dessen Übertragung auf die HVB zum 1. April 2007 gegen Ausgabe neuer Stammaktien wirksam wurde, ist mittlerweile vollständig in die Division Markets & Investment Banking integriert. Im Mittelpunkt unserer gemeinsamen Anstrengungen stand die Angleichung der formal-rechtlichen sowie organisatorischen und personellen Strukturen. Diese erfolgreich abgeschlossene Integration war ein wesentlicher Schritt, um die Investment Banking Aktivitäten der gesamten UniCredit Gruppe bei der HVB zu bündeln. Gleichzeitig stärken wir damit unsere Stellung als eine der bedeutenden Investmentbanken in Europa.



Strategische Ausrichtung auf Deutschland profitiert von maßgeschneiderten Geschäftsmodellen aller vier Divisionen

Die HypoVereinsbank ist im deutschen Bankenmarkt, der sich durch Größe und Finanzstärke auszeichnet, sehr gut aufgestellt. Hierzu gehören unsere starke Marktstellung und das exzellente Profil im Firmenkundensegment – zwei Vorteile, die es uns erlauben, erfolgreiche Projekte passgenau auf sich verändernde Markttrends abzustimmen. Gestützt auf eine klare strategische Ausrichtung zeigt der individualisierte Ansatz im schwierigen Privat- und Geschäftskundensegment bereits erste Erfolge. Die unter dem Namen »Wealth Management« eingeführte Vermögensbetreuung nutzt das herausragende Know-how der UCI-Fondsgesellschaft Pioneer Investments. Auch die Division Markets & Investment Banking (MIB) als konzernweites Kompetenzzentrum profitiert von der Neuordnung unserer operativen Aktivitäten, obwohl das Ergebnis im dritten Quartal von der globalen Krise an den Kapitalmärkten belastet wurde. Mit der Einbindung in die konzernweiten Ressourcen der UniCredit Gruppe werden wir unsere Geschäftsmodelle und Bankdienstleistungen künftig noch weiter ausbauen und profitabler gestalten können.

Neuer Markenauftritt der HypoVereinsbank im Rahmen der paneuropäischen Dachmarkenstrategie

Die HypoVereinsbank ist Teil einer internationalen Bankengruppe, die mit ihren Finanzdienstleistungen vor allem am europäischen Markt präsent ist. Die Bewahrung eines klaren Profils ist uns daher sehr wichtig. Wir werden unseren Markennamen »HypoVereinsbank« deshalb beibehalten, aber zugleich unsere Zugehörigkeit zur UniCredit Gruppe durch einen einheitlichen Markenauftritt künftig auch optisch demonstrieren. Die Einführung der neuen Dachmarkenstrategie ist ein deutliches Bekenntnis der UniCredit Gruppe zur eigenständigen Identität der HypoVereinsbank sowie zum deutschen Markt, der einen wichtigen Kernmarkt darstellt. So können wir unsere regionale Stärke und Kompetenz mit dem zusätzlichen Potenzial einer internationalen Bankengruppe kombinieren. Wir legen Wert darauf, dass die Öffentlichkeit, insbesondere auch unsere Kunden, weiterhin auf unsere klaren Kompetenzprofile in den oben beschriebenen vier Divisionen vertrauen können und darüber hinaus von unserer wachsenden Internationalität profitieren. Die neue Markenpolitik soll ab 2008 sukzessive umgesetzt werden.

An dieser Stelle möchten wir uns ausdrücklich bei unseren Mitarbeitern und deren Vertretungen bedanken. Ihre Bereitschaft Veränderungen mitzutragen und gleichzeitig engagiert den geschäftlichen Erfolg – selbst in einem schwierigen und unsicheren Umfeld – zu gestalten, ist die Basis für unsere positive Entwicklung. Dies gibt uns allen das notwendige Selbstvertrauen, mit dem wir auch die Zukunft erfolgreich meistern werden.

KONZERNSTRUKTUR

Rechtliche Konzernstruktur

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) entstand 1998 durch die Fusion der Bayerische Vereinsbank Aktiengesellschaft mit der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft und ist die Muttergesellschaft der HVB Group mit Sitz in München. Seit November 2005 ist die HVB AG ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua (UniCredit) und damit seitdem als Teilkonzern ein wesentlicher Bestandteil der UniCredit Gruppe.



Anfechtungsklagen gegen Beschlüsse a. o. Hauptversammlung 2006

Nach Beschluss des Aufsichtsrats und Vorstands am 12. September 2006 zur Veräußerung der Anteile an der Bank Austria Creditanstalt AG sowie weiterer Einheiten in CEE und der Zustimmung unserer Aktionäre auf der außerordentlichen Hauptversammlung am 25. Oktober des vergangenen Jahres erfolgte im ersten Quartal dieses Jahres die Übertragung der Anteile der Bank Austria Creditanstalt AG (BA-CA) und der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine) an die UniCredit sowie der Closed Joint Stock Company International Moscow Bank (IMB) und der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) an die BA-CA; im dritten Quartal wurde der Verkauf der Filialen Tallinn und Vilnius der HVB AG an die AS UniCredit Bank vollzogen.

Gegen die Beschlüsse der außerordentlichen Hauptversammlung der Gesellschaft vom 25. Oktober 2006, mit welchen der Veräußerung der Anteile der Gesellschaft an der Bank Austria Creditanstalt AG (BA-CA), der Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), der Closed Joint Stock Commercial International Moscow Bank (IMB), der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) sowie der Filialen der HVB AG in Tallinn, Estland, und Vilnius, Litauen, zugestimmt wurde, hatten verschiedene Aktionäre der Gesellschaft Anfechtungsklagen erhoben. Den Verfahren ist Anfang November diesen Jahres der besondere Vertreter der HypoVereinsbank als Nebenintervenient auf Seiten der klagenden Aktionäre beigetreten. Mit einer erstinstanzlichen Entscheidung ist Ende Januar 2008 zu rechnen.

Squeeze-out Beschluss am 27. Juni 2007

Auf der ordentlichen Hauptversammlung der Gesellschaft wurde am 27. Juni 2007 die Übertragung der Anteile der Minderheitsaktionäre der HypoVereinsbank im Rahmen eines Squeeze-out-Verfahrens auf die UniCredit gegen Gewährung einer angemessenen Barabfindung (Squeeze-out) mit einer Mehrheit von 98,77% der abgegebenen Stimmen angenommen. Die Höhe der Barabfindung wurde von UniCredit auf Basis eines Wertgutachtens der Prüfungsgesellschaft Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, mit 38,26 € je Aktie festgelegt und vom gerichtlich bestellten Prüfer, der Prüfungsgesellschaft Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, als angemessen bestätigt.

Gegen den Übertragungsbeschluss sowie gegen weitere Beschlüsse der Hauptversammlung vom 27. Juni 2007 wurden von mehr als 100 Aktionären zwischenzeitlich Anfechtungsklagen erhoben. Bis zum Vollzug des Squeeze-outs, der mit der Eintragung ins Handelsregister wirksam wird, bleiben die Stammaktien der HVB AG zum amtlichen Handel an allen deutschen Wertpapierbörsen zugelassen, sowie an der Börse in Wien, der Euronext in Paris und der Schweizer Wertpapierbörse SWX Swiss Exchange.

Ersatzansprüche/Bestellung besonderer Vertreter

In der ordentlichen Hauptversammlung der HVB AG am 27. Juni 2007 wurde auf Antrag von Aktionären zu Tagesordnungspunkt 10 (TOP 10) beschlossen, gegen derzeitige und ehemalige Vorstands- sowie Aufsichtsratsmitglieder der Gesellschaft, gegen UniCredit S.p.A. und mit ihr verbundene Unternehmen – jeweils einschließlich deren gesetzliche Vertreter – Ersatzansprüche geltend zu machen wegen behaupteter Vermögensschäden durch die Veräußerung der Bank Austria Creditanstalt AG und wegen behaupteter Vermögensschäden durch die Zusammenschlussvereinbarung (Business Combination Agreement BCA) vom 12. Juni 2006. Zur Geltendmachung der behaupteten Ansprüche wurde ein besonderer Vertreter bestellt.

Die gegen den Bestellungsbeschluss von unserem Mehrheitsaktionär UniCredit erhobene Anfechtungsklage wurde in erster Instanz Anfang Oktober 2007 abgewiesen; UniCredit beabsichtigt hiergegen Berufung einzulegen.

Im Rahmen eines vom besonderen Vertreter eingeleiteten einstweiligen Verfügungsverfahrens hat das Landgericht München dem besonderen Vertreter Mitte September weitreichende Einsichts- und Prüfungs- sowie Auskunftsrechte gegenüber der HypoVereinsbank und ihren Mitarbeitern sowie Organen zugesprochen; hiergegen hat HypoVereinsbank Berufung eingelegt.

Klage auf Feststellung Nichtigkeit Jahresabschluss 2006
Wegen Nicht-Aktivierung behaupteter Ersatzansprüche der Gesellschaft in Höhe von zusammen angeblich rund 17 Mrd € insbesondere aus der Veräußerung der Activest-Gesellschaften an Pioneer Global Asset Management S.p.A. (einer Tochtergesellschaft von UniCredit), aus der Veräußerung der Anteile an der Bank Austria Creditanstalt AG an UniCredit und der International Moscow Bank an die Bank Austria Creditanstalt AG sowie behaupteten Ersatzansprüchen aus weiteren Maßnahmen der Gesellschaft haben verschiedene ausländische Fondsgesellschaften Klage gegen die Gesellschaft auf Feststellung der Nichtigkeit des Jahresabschlusses 2006 erhoben.

GESAMTWIRTSCHAFTLICHE LAGE UND BRANCHENENTWICKLUNG

Makroökonomische Lage

Die Weltwirtschaft zeigte sich bis zu Beginn des Sommers zunächst recht wachstumsstark. Ende Juli bzw. Anfang August kam es jedoch zu ebenso unerwarteten wie heftigen Turbulenzen an den Finanzmärkten, die unter den Marktteilnehmern ernste Besorgnis über ein mögliches Übergreifen der Krise auf die Realwirtschaft auslösten, verbunden mit einer tiefgreifenden Verunsicherung über die künftige Entwicklung. Der Einbruch am US-Immobilienmarkt markiert den Beginn dieser Krise. Völlig unvermittelt kam der Marktbereich für forderungsbesicherte Produkte auf der Basis von US-Wohnungsbauhypotheken minderer Bonität (Subprime) zum Erliegen. Dies führte zu erheblichen Liquiditätsengpässen am Geldmarkt und erforderte ein unverzügliches Eingreifen der Zentralbanken, um wieder normale Bedingungen herzustellen. Der Geldmarkt steht weiterhin unter Druck und die Unsicherheit unter den Marktakteuren ist nach wie vor vorhanden. Aus unserer Sicht dürfte der Zinsschritt der Fed ausreichen, um noch mehr und stärkere Belastungen durch die »Kreditklemme« zu vermeiden. Gleichwohl rechnen wir bis zum Jahresende 2007 mit einer beträchtlichen Abkühlung der US-Wirtschaft, die voraussichtlich jedoch nicht in eine Rezession münden wird.

Im Gegensatz dazu sollte die Finanzmarktkrise die Wirtschaft im Euroraum vergleichsweise gering beeinträchtigen und keine direkten Effekte nach sich ziehen (abgesehen von den finanziellen Belastungen für die Banken). Einige Verbesserungen, von denen der Euroraum in den letzten zwei Jahren profitiert hat, sind struktureller Natur. Insofern sollte die europäische Wirtschaft die US-Wachstumsverlangsamung relativ unbeschadet überstehen. Eine Übertragung der Effekte könnte jedoch durch einen Rückgang der US-Nachfrage ausgelöst werden. Diese Möglichkeit hatten wir bereits in unserem früheren Szenario für wahrscheinlich erachtet. Einen weiteren wichtigen Faktor stellt auch die Verteuerung des Euro gegenüber dem Dollar dar. Die Umfragewerte deuten auf eine leichte Abschwächung der wirtschaftlichen Entwicklung hin. So ging der von der EU veröffentlichte »Economic Sentiment Indicator« zum vierten Mal in Folge zurück und liegt mit 107,1 Punkten aber dennoch weiterhin auf einem relativ hohen Niveau (100 = langfristiger Durchschnitt; seit Januar 1990).

Vor dem Hintergrund der beschriebenen Entwicklungen hat sich der Euro gegenüber dem Dollar weiter verteuert und dabei zwischenzeitlich die Marke von 1,40 übersprungen. Zum Ende des dritten Quartals schloss der Euro mit 1,39. Bei Anleihen hat sich der Renditespread zwischen dem Euroraum und den USA weiter verengt und notierte Ende September bei rund 30 Bp gegenüber rund 50 Bp zum Ende des zweiten Quartals. Die internationalen Aktienmärkte litten im dritten Quartal unter einer hohen Volatilität, konnten den Monat September aber dennoch deutlich über dem Niveau vom Jahresende 2006 abschließen.

Branchenentwicklung in Deutschland

Die Hoffnungen auf eine deutliche Erhöhung der Rentabilität im laufenden Geschäftsjahr sind auf Grund der Turbulenzen an den Finanzmärkten gedämpft worden.



Die Nettozinserträge stehen auf Grund der relativen Wachstumsschwäche im Kreditgeschäft weiterhin unter Druck. Verursacher dieser rückläufigen Entwicklung waren vor allem der staatliche Sektor und die Kundengruppe der Selbstständigen, aber auch die schwächere Nachfrage der privaten Haushalte nach Wohnungsbauhypotheken.

Umgekehrt stieg die Nachfrage von nicht finanziellen Unternehmen nach finanziellen Ressourcen besonders kräftig an und konnte so die niedrigere Nachfrage in anderen Sektoren kompensieren. Auf der Refinanzierungsseite übertraf das Einlagengeschäft erneut die Zuwächse im Kreditgeschäft. Hierfür waren in erster Linie die höheren Termineinlagen verantwortlich, aber auch bei den Sichteinlagen beschleunigte sich der Trend im dritten Quartal. Im Kreditgeschäft, in dem nach wie vor Festzinskredite dominieren, schloss das dritte Quartal mit nur geringfügig höheren Zinsen ab. Bei den Einlagenzinsen setzte sich hingegen die starke Aufwärtsbewegung fort. Die Zinsmarge (Differenz zwischen Kredit- und Einlagenzins) hat sich daher weiter verengt, während sich die Neugeschäftszinsmarge weiter geöffnet hat.

GESCHÄFTSVERLAUF UND ERGEBNISENTWICKLUNG DER HVB GROUP

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen der Bank Austria Creditanstalt AG (BA-CA), Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), der Closed Joint Stock Company International Moscow Bank (IMB), der AS UniCredit Bank (vormals HVB Bank Latvia AS, Riga) sowie der HVB AG Filialen Tallinn und Vilnius, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Deshalb werden in der Gewinn- und Verlustrechnung die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und Minderheiten der HVB Group neu (fortzuführende Geschäftsbereiche) erfasst.

Nach der Übertragung der als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine im ersten Quartal 2007 und deren Entkonsolidierung mit Wirkung zum 1. Januar 2007 wurden nunmehr im dritten Quartal dieses Jahres auch die Filialen Tallinn und Vilnius vollständig übertragen. In der Gewinn- und Verlustrechnung der HVB Group schlagen sich deshalb in 2007 nach dem Gewinn der HVB Group neu in den separaten GuV-Positionen »Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche« bzw. »Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche« neben den Entkonsolidierungsgewinnen der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile auch die Ergebnisse aus der Geschäftstätigkeit der Filialen Tallinn und Vilnius bis 1. März 2007 (Economic Completion Date) nieder. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten dagegen noch die Ergebnisse aus der Geschäftstätigkeit aller übertragenen Gesellschaften.

Vom Gewinn nach Steuern und nach Abzug der Fremdanteile der HVB Group gesamt in Höhe von 5145 Mio € (Vorjahr 2548 Mio €) entfallen, bedingt durch die Gewinne aus der Entkonsolidierung der BA-CA Gruppe, der IMB, der AS UniCredit Bank, der HVB Bank Ukraine und der Filialen Tallinn und Vilnius 3698 Mio € auf aufgegebene Geschäftsbereiche (Vorjahr 1244 Mio €). Der Gewinn aus den fortgeführten Geschäftsbereichen (Gewinn der HVB Group neu) stieg gegenüber dem Vorjahreszeitraum um 11,0% auf 1447 Mio €.

Operatives Ergebnis

Das operative Ergebnis der HVB Group erhöhte sich zum 30. September 2007 gegenüber dem bereits erfolgreichen Vorjahreszeitraum um 45,1% auf 2590 Mio €. Trotz der außerordentlichen Turbulenzen an den Finanzmärkten und den daraus resultierenden Ergebnisbeeinträchtigungen im dritten Quartal 2007 stiegen die operativen Erträge in den ersten neun Monaten gegenüber dem Vorjahr um 16,5% auf 5327 Mio €. Diese gute Ergebnisentwicklung führte zusammen mit der Reduzierung des Verwaltungsaufwands zu einer um 9,6%-Punkte auf 51,4% deutlich verbesserten Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen). Mit dieser guten operativen Performance konnten wir nach den ersten

neun Monaten 2007 die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006 Seite 68) erwähnten ambitionierten Ziele, einer spürbaren Verbesserung der operativen Erträge und der damit einhergehenden Verbesserung der Cost-Income-Ratio, gut erreichen.

Zinsüberschuss

Der originäre Zinsüberschuss erhöhte sich gegenüber dem Vorjahr um 20,8% auf 2805 Mio €.

In diesem Anstieg wirkt sich der Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche deutlich begünstigend aus. Dazu zählen neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr.

Die übertragenen Investment Banking Aktivitäten der UBM wirken sich auf Grund von Refinanzierungen der Handelsbestände negativ auf den Zinsüberschuss aus. Diese Aufwendungen stehen in direktem Zusammenhang mit dem positiven Handelsergebnis aus diesen Investment Banking Aktivitäten.

Dieser Erstkonsolidierungseffekt im Zinsüberschuss konnte durch deutlich gestiegene so genannte handelsinduzierte Zinskomponenten in anderen Lokationen der Division Markets & Investment Banking innerhalb der HVB AG ausgeglichen werden.

Ohne die vorgenannten Sachverhalte (Liquiditätsvorteile aus den Unternehmensverkäufen, Erstkonsolidierungseffekt aus der Übertragung der Investment Banking Aktivitäten der UBM und handelsinduzierte Zinskomponenten) liegt der Zinsüberschuss auf dem Vorjahresniveau.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 78 Mio € auf 262 Mio € im Wesentlichen infolge gestiegener Ausschüttungen aus Private Equity Fonds.

Provisionsüberschuss

Beim Provisionsüberschuss konnten wir mit dem Neunmonatsergebnis 2007 in Höhe von 1340 Mio € trotz in 2007 fehlender Erträge durch den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 den entsprechenden Vorjahreswert nahezu erreichen (–1,2%). Bereinigt um Währungs- sowie Erst- und Entkonsolidierungseffekte steigt der Provisionsüberschuss gegenüber dem Vorjahreswert um 2,9%. Zu diesem Anstieg haben auf bereinigter Basis alle operativen Divisionen beigetragen, auch wenn sich in der Division Markets & Investment Banking die bislang überdurchschnittliche Wachstumsdynamik dieses Segments auf Grund der Unsicherheiten an den Finanzmärkten im dritten Quartal 2007 abschwächte und sich die Steigerungsrate beim Provisionsüberschuss gegenüber dem Vorjahr normalisierte.

Handelsergebnis

Das Handelsergebnis liegt mit 857 Mio € um mehr als ein Viertel über dem entsprechenden Vorjahresergebnis (673 Mio €), obwohl die schwierigen Marktverhältnisse das Ergebnis des dritten Quartals 2007 deutlich belasteten. Mit einem positiven Ergebnisbeitrag von 38 Mio € blieb das Handelsergebnis im dritten Quartal deutlich hinter den herausragenden Quartalsbeiträgen des ersten Halbjahres 2007 zurück (Q1 2007: 350 Mio €, Q2 2007: 469 Mio €).

Zum insgesamt guten Handelsergebnis per Ende September hat auch die Einbeziehung der Investment Banking Aktivitäten der UBM mit 285 Mio € positiv beigetragen. Zur Steigerung des Handelsergebnisses trug der Anstieg des Gewinnsaldos aus Finanzinstrumenten »Held for Trading« gegenüber Vorjahr um rund ein Viertel auf 408 Mio € bei, auch wenn sich hier die Ergebnisdynamik auf Grund der Marktturbulenzen im dritten Quartal abschwächte. Der Ergebnisbeitrag der handelsinduzierten Dividenden lag mit 321 Mio € in etwa auf dem hohen Niveau des Vorjahres. Seit Jahresende 2006 weisen wir Realisierungserfolge aus Private Equity im Handelsergebnis aus. Diese belaufen sich auf 118 Mio € in den ersten neun Monaten 2007 (per 30. September 2006 waren diese noch im Finanzanlageergebnis enthalten).

Verwaltungsaufwand

Die Verwaltungsaufwendungen ermäßigten sich gegenüber dem Vorjahr um 1,9% auf 2737 Mio €. Innerhalb des Verwaltungsaufwands sanken die Personalaufwendungen und die Abschreibungen auf Sachanlagen, während die Anderen Verwaltungsaufwendungen zunahmen. Der Rückgang der Personalaufwendungen resultiert im Wesentlichen aus der Reduzierung des Personalstands. Der Anstieg der Anderen Verwaltungsaufwendungen ist auch auf den Effekt aus der Erhöhung der Mehrwertsteuer auf 19% und Preissteigerungen zurückzuführen. Bereinigt um Erst- und Entkonsolidierungseffekte hat sich der gesamte Verwaltungsaufwand um 2,8% reduziert.

Zuführungen zu Rückstellungen

Die Zuführungen zu Rückstellungen verringerten sich von 73 Mio € im Vorjahr auf 32 Mio € nach den ersten neun Monaten 2007. Im aktuellen Geschäftsjahr sind im Wesentlichen Rückstellungen im Zusammenhang mit potenziellen Rücknahmeverpflichtungen aus Immobilientransaktionen enthalten.

Kreditrisikovorsorge

Die Kreditrisikovorsorge liegt per Ende September 2007 mit 496 Mio € um 22,3% unter dem Vorjahreswert (638 Mio €). Der günstige quartalsisolierte Wert im dritten Quartal 2007 ist auf einmalige Auflösungen in der Division Markets & Investment Banking zurückzuführen.

Finanzanlageergebnis

Das Finanzanlageergebnis belief sich zum 30. September 2007 auf 390 Mio €. Hierin enthalten sind die Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank plc in Höhe von 219 Mio € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio €. Darüber hinaus ist das Finanzanlageergebnis durch den Gewinn aus dem Verkauf der restlichen Anteile an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio € positiv geprägt. Im Finanzanlageergebnis des entsprechenden Vorjahreszeitraumes in Höhe von 689 Mio € vereinnahmten wir im Wesentlichen den Gewinn aus der Veräußerung der Activest Gesellschaften in Höhe von 533 Mio € sowie die Gewinne aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) und an Deutsche Lufthansa AG (40 Mio €).

Ergebnis vor Steuern

Das Ergebnis vor Steuern in Höhe von 2446 Mio € stieg gegenüber dem Ergebnis der ersten neun Monate des Vorjahres (1744 Mio €) um rund 40%. Dabei ist sowohl das Ergebnis dieses Geschäftsjahres als auch des Vorjahres durch Sondereffekte geprägt. Bereinigt um den begünstigenden Effekt aus der Kaufpreisverzinsung in Folge der Veräußerung aufgegebener Geschäftsbereiche (93 Mio €) sowie ohne die Veräußerungsgewinne Indexchange (219 Mio €) und Münchener Rückversicherungs-Gesellschaft AG (113 Mio €) und adjustiert um Aufwendungen für Restrukturierungen übertrifft das Ergebnis vor Steuern des laufenden Geschäftsjahres in Höhe von 2027 Mio € den um den Veräußerungsgewinn der Activest Gruppe (533 Mio €) und um Aufwendungen für Restrukturierungen bereinigten Vorjahreswert von 1230 Mio € sogar um rund 65%.

Ertragsteuern

Die ausgewiesenen Ertragsteuern in Höhe von 926 Mio € (Vorjahr 375 Mio €) enthalten zusätzliche einmalige Ertragsteuern in Höhe von 190 Mio € resultierend aus Wertberichtigungen aktivierter latenter Steuern auf Grund der Anwendung des im dritten Quartal umgesetzten deutschen Unternehmenssteuerreformgesetzes 2008.

Fremdanteile am Ergebnis und Gewinn

Vom Ergebnis nach Steuern in Höhe von 1520 Mio € entfallen 73 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erzielten wir einen Gewinn in Höhe von 1447 Mio €, der um 11% über dem Gewinn des gleichen Vorjahreszeitraums liegt. Bereinigt um die beim Ergebnis vor Steuern aufgeführten Einmaleffekte sowie um die Steuerbelastungen in Folge der Unternehmenssteuerreform konnte der Gewinn mit 1257 Mio € gegenüber dem bereinigten Vorjahresgewinn (789 Mio €) kräftig um 59,3% gesteigert werden.

Die Eigenkapitalrentabilität der HVB Group neu weisen wir gemäß der bei der UniCredit Gruppe üblichen Definition (bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva) aus. Dabei wird im Zähler der Kennzahl die jeweilige Gewinngröße um kalkulatorische Zinsen auf das so genannte durchschnittliche Überschusskapital adjustiert (zur Methodik: siehe auch Halbjahresfinanzbericht 2007, Seite 14 f.).

Die HVB Group erzielte in den ersten neun Monaten 2007 eine Eigenkapitalrentabilität nach Steuern in Höhe von 16,4% und vor Steuern von 27,9%. Bereinigt um die erwähnten Einmaleffekte liegen die Kennzahlenwerte nach Steuern mit 14,0% und vor Steuern mit 22,4% deutlich über den Werten der ersten neun Monate 2006 (30. September 2006: Eigenkapitalrentabilität nach Steuern 16,8%, bereinigt: 10,4% und Eigenkapitalrentabilität vor Steuern 22,6%, bereinigt 16,3%).

Entwicklung in den einzelnen Divisionen

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 2446 Mio € haben die Divisionen

Privat- und Geschäftskunden	206 Mio €
Wealth Management	142 Mio €
Firmen- & Kommerzielle Immobilienkunden	578 Mio €
Markets & Investment Banking	1399 Mio €
Sonstige/Konsolidierung	121 Mio €

beigetragen.

Im dritten Quartal 2007 wurden innerhalb der UniCredit Gruppe in der Division Corporates die Aktivitäten aus den Bereichen Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments gebündelt, um künftige Wachstumschancen optimal auszunutzen. Deshalb wurden auch im Segmentbericht der HVB Group diese Geschäftsaktivitäten erstmals per Ende September rückwirkend zum 1. Januar 2007 innerhalb der Division Firmen- & Kommerzielle Immobilienkunden in der neu gebildeten Subdivision »Global Financial Services (GFS)« separat dargestellt. Da sich die oben beschriebenen Aktivitäten bisher in der Division Markets & Investment Banking niederschlugen, kam es zu Verschiebungen in der Segmentzuordnung und Abbildung von Volumina sowie Erträgen und Aufwendungen für die oben genannten Geschäftsaktivitäten und Kunden zwischen den Segmenten Markets & Investment Banking und Firmen- & Kommerzielle Immobilienkunden.

Daneben gab es weitere kleinere Reorganisationen im Zusammenhang mit den Bestrebungen einer klaren strategischen Ausrichtung der Divisionen die zu veränderten Segmentzuordungen bei allen Segmenten führten. Die Zahlen der Vergleichsperioden dieses Geschäftsjahres sowie der des Vorjahres wurden entsprechend den oben genannten Veränderungen angepasst.

Die Erfolgsrechnungen der einzelnen Segmente sowie die Erläuterungen zur wirtschaftlichen Entwicklung in den einzelnen Segmenten haben wir in der Note 1 »Segmentberichterstattung« erläutert. Die Inhalte und Zielsetzungen der einzelnen Divisionen sind im Geschäftsbericht 2006 in der Note 21 »Erläuterungen zur Segmentberichterstattung nach Divisionen« (Seiten 125–128) ausführlich beschrieben.



VERMÖGENS- UND FINANZLAGE DER HVB GROUP

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 30. September 2007 auf 426,4 Mrd €. Im Vergleich zum Jahresende 2006 bedeutet dies einen Rückgang in Höhe von 81,6 Mrd € bzw. 16,1%. Dabei ermäßigte sich auf der Aktivseite die Position »Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« um 164,4 Mrd €. Dieser starke Rückgang ergibt sich aus den durchgeführten Übertragungen der wesentlichen in dieser Position per 31. Dezember 2006 noch enthaltenen Gesellschaften bzw. Vermögenswerte. Es handelt sich hierbei um die als aufgegebene Geschäftsbereiche definierten BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine, HVB AG Filialen Tallinn und Vilnius sowie um die zum Jahresende 2006 noch als zur Veräußerung gehaltenen langfristigen Vermögenswerte oder Veräußerungsgruppen klassifizierten Gesellschaften Indexchange, HVB Payment & Services und Nordinvest sowie um ein nicht strategisches Immobilienportfolio.

Der Rückgang der Bilanzsumme durch die beschriebenen Verkäufe wurde teilweise kompensiert durch den Volumenszugang aus der Übertragung der Investment Banking Aktivitäten der UBM auf die HVB AG. Per September 2007 beläuft sich das Aktivvolumen der übertragenen Aktivitäten auf 73,3 Mrd € (Erstkonsolidierungseffekt). Insbesondere dadurch erhöhten sich die Handelsaktiva um 73,4 Mrd € auf 181,1 Mrd €.

Daneben erhöhten sich auf der Aktivseite im Wesentlichen die Forderungen an Kreditinstitute um 5,3 Mrd €.

Analog zur Aktivseite geht der Rückgang der Bilanzsumme auf der Passivseite ebenfalls im Wesentlichen auf die Entkonsolidierung der in der Position »Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen« im Vorjahr enthaltenen Gesellschaften und Aktivitäten zurück. Diese Position reduzierte sich um 152,9 Mrd €. Teilweise kompensiert wurde dieser Rückgang durch den beschriebenen Erstkonsolidierungseffekt aus den übertragenen Investment Banking Aktivitäten der UBM. Dadurch erhöhten sich im Wesentlichen die Handelspassiva um 60,6 Mrd € auf 121,3 Mrd €. Daneben stiegen die Verbindlichkeiten gegenüber Kunden (+13,0 Mrd €), während sich dagegen die Verbindlichkeiten gegenüber Kreditinstituten (–3,1 Mrd €) und die verbrieften Verbindlichkeiten (–3,2 Mrd €) reduzierten.

Der Anstieg des Eigenkapitals um 3,4 Mrd € auf 23,4 Mrd € geht in erster Linie auf den Gewinn vom 1. Januar–30. September 2007 in Höhe von rund 5,1 Mrd € zurück, der von den Veräußerungsgewinnen aufgegebener Geschäftsbereiche in Höhe von 3,7 Mrd € geprägt ist; ebenfalls wegen der Entkonsolidierung der als aufgegebene Geschäftsbereiche definierten Gesellschaften und Teilkonzerne reduzierten sich die Anteile im Fremdbesitz um 2,5 Mrd €. Daneben erhöhte sich das Eigenkapital durch die im Rahmen der Übertragung der Investment Banking Aktivitäten durchgeführte Kapitalerhöhung gegen Sacheinlage um 1 061 Mio € (gezeichnetes Kapital +155 Mio €, Kapitalrücklage +906 Mio €). Außerdem nahmen die Anderen Rücklagen um 1,1 Mrd € zu, während sich die Rücklagen aus Bewertungsveränderungen von Finanzinstrumenten um insgesamt 0,8 Mrd € ermäßigten.

Die ordentliche Hauptversammlung hat am 27. Juni 2007 beschlossen, vom Bilanzgewinn 2006 (622 Mio €) eine Ausschüttung in Höhe von 301 Mio € vorzunehmen. Dies entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie. Der verbleibende Betrag von 321 Mio € wurde gemäß Hauptversammlungsbeschluss in die Anderen Rücklagen eingestellt.

Risikoaktiva, Kapitalquoten und Liquidität der HVB Group

Die Risikoaktiva gemäß KWG (ohne Marktrisiken) verringerten sich gegenüber dem Halbjahresultimo 2007 um rund 1,6 Mrd € auf 142,6 Mrd €. Die Risikoaktivaentlastung nach KWG resultierend aus laufenden ABS-Transaktionen betrug per Ende September insgesamt 21 Mrd €. Die Marktrisikopositionen stiegen um 82 Mio € auf 1,1 Mrd €.

Das Kernkapital der HVB Group gemäß KWG belief sich zum 30. September 2007 auf 16,1 Mrd €, die Eigenmittel auf 22,6 Mrd €. Damit ergibt sich eine Kernkapitalquote (exklusive Marktrisikopositionen) in Höhe von 11,3% und eine Eigenmittelquote von 14,4%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote belief sich diese auf 10,3%. Auf Basis einer pro forma Rechnung, das heißt, inklusive des Eigenkapitalzuflusses aus der Veräußerung aufgegebener Geschäftsbereiche, errechnet sich eine Kernkapitalquote von 15,9% sowie eine Kernkapitalquote inklusive Marktrisikopositionen von 14,5%.

Die Liquidität eines Kreditinstitutes wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für die ersten neun Monate 2007 auf durchschnittlich 1,2 (Jahresdurchschnitt 2006: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung relevanten IAS 34.

Nachfolgend sind die im Geschäftsjahr 2007 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Durch den ab 1. Januar 2007 verpflichtend anzuwendenden IFRS 7 »Angaben zu Finanzinstrumenten« wird der Ausweis von Finanzinstrumenten geändert. IFRS 7 ersetzt IAS 30 vollständig und IAS 32 teilweise. Dabei sind unter anderem die Bilanzangaben und Erfolgsbeiträge der Finanzinstrumente nach den IAS 39-Bewertungskategorien getrennt darzustellen. Im vorliegenden Zwischenbericht haben wir wesentliche Änderungen in den ausgewählten erläuternden Notesangaben zur Bilanz und GuV bereits vorgenommen.

Aus den im Geschäftsjahr 2007 erstmals anzuwendenden Interpretationen IFRIC 7, 8, 9 und 10 ergeben sich keine wesentlichen Auswirkungen auf die Bilanzierung und Bewertung. Seit 2007 wendet die HVB erstmals den nach IFRS zulässigen Fair Value Hedge von Zinsrisiken auf Portfolioebene für ein begrenztes Portfolio von Verbindlichkeiten an.

Ferner haben wir die im Rahmen der Integration der HypoVereinsbank in die UniCredit im letzten Jahr begonnene Vereinheitlichung der externen Finanzberichterstattung (Änderung des GuV-Schemas) nunmehr in diesem Zwischenbericht mit der Anpassung der Bilanz- und Notesstruktur an die seit Jahren übliche Kapitalmarktkommunikation der UniCredit abgeschlossen. Die jeweiligen Vorjahreswerte haben wir entsprechend angepasst.

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden, die gegenüber dem Jahresende 2006 unverändert blieben, siehe Geschäftsbericht 2006 der HVB Group, Seiten 115 ff.

Segmentberichterstattung

Im Rahmen der Bündelung der Aktivitäten in der erstmals im dritten Quartal 2007 innerhalb der Division Firmen- & Kommerzielle Immobilienkunden separat ausgewiesenen Subdivision »Global Financial Services (GFS)« und weiteren kleineren Reorganisationen kam es zu veränderten Segmentzuordnungen (siehe Beschreibung im Kapitel Geschäftsverlauf und Ergebnisentwicklung der HVB Group; Segmentberichterstattung). Die Zahlen der Vergleichsperioden dieses Geschäftsjahres sowie der des Vorjahres wurden entsprechend der oben genannten Veränderungen angepasst.

Ferner wurde zum Jahresbeginn 2007 die in den Vorjahren angewandte standardisierte einheitliche Eigenkapitalallokation der Divisionen bei mehrdivisionalen Gesellschaften auf eine jeweils individuelle Kernkapitalbindung je Division umgestellt. Dabei wird den Divisionen Kernkapital in einer Bandbreite von 5,9%–6,8%, bezogen auf die Risikoaktiva, zugerechnet. Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) lag im Geschäftsjahr 2006 bei 3,4%. Dieser Satz entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres Credit Spreads der UniCredit und wird im Rahmen des Budgetierungsprozesses jeweils für ein Jahr festgelegt. Im Zusammenhang mit den neuen Festlegungen für das Geschäftsjahr 2007 veränderte sich der Prozentsatz von 3,4% auf 3,8%. Beide Änderungen haben per saldo keine materiell bedeutenden Auswirkungen. Deshalb wurde auf ein Restatement der Vorjahresvergleichsperioden verzichtet.

Änderungen des Konsolidierungskreises

In den Konsolidierungskreis der HVB Group neu wurden 2007 unter anderem folgende Gesellschaften neu aufgenommen:
- PlanetHome AG, München
- PlanetHome GmbH, Mannheim
- Enderlein & Co. GmbH, Bielefeld
- Wealth Management Capital Holding GmbH, München
- HVB Alternative Advisors LLC
- HVB Asset Management Holding GmbH.

Ferner wurde das Investment Banking Geschäft der UniCredit Banca Mobiliare, Mailand, auf die HVB AG übertragen. Im Vergleich mit den Ergebnissen der ersten neun Monate 2006 und im Vergleich mit der Bilanz zum 31. Dezember 2006 wirkt sich diese Transaktion wie eine Erstkonsolidierung aus.

Aus dem Konsolidierungskreis der HVB Group neu sind 2007 unter anderem folgende Gesellschaften ausgeschieden:
- Indexchange Investment AG (Indexchange), München
- Norddeutsche Investment-Gesellschaft mbH (Nordinvest), Hamburg
- HVB Payments & Services GmbH (PAS), Aschheim

Die Indexchange wurde am 8. Februar 2007 an die Barclays Bank PLC zu einem Preis von rund 240 Mio € verkauft. Die Nordinvest wurde am 31. Januar 2007 im Rahmen der Bündelung der Asset Management Aktivitäten in der UniCredit Gruppe an die Pioneer Global Asset Management S.p.A. übertragen. Die PAS wurde mit Wirkung zum 1. Januar 2007 an die Postbank verkauft.

Beim Vergleich der Ergebnisse der ersten neun Monate mit dem gleichen Vorjahreszeitraum wirken sich auch jene Gesellschaften aus, die im Geschäftsjahr 2006 entkonsolidiert wurden. Im Wesentlichen sind dies die Activest Investmentgesellschaft mbH, die Activest Investmentgesellschaft Luxembourg S.A. und die Westfalenbank Bochum, die alle per 1. Juli 2006 aus dem Konsolidierungskreis ausgeschieden sind.

Von den Gesellschaften, die per 31. Dezember 2006 als aufgegebener Geschäftsbereich definiert waren, wurden folgende Gesellschaften rückwirkend zum 1. Januar 2007 entkonsolidiert:
- Bank Austria Creditanstalt AG inklusive sämtlicher, dem Teilkonzern BA-CA einbezogener Unternehmen,
- AS UniCredit Bank, Riga,
- Closed Joint Stock Company International Moscow Bank (IMB), Moskau,
- Joint Stock Commercial Bank Ukraine (HVB Bank Ukraine), Kiew.

Die Filialen Tallinn, Estland, und Vilnius, Litauen, wurden im dritten Quartal 2007 an die AS UniCredit Bank, Riga, verkauft (Econonic Completion Date 1. März 2007). Somit sind in der Gewinn- und Verlustrechnung in der Position aufgegebene Geschäftsbereiche die Geschäftsergebnisse bis 1. März 2007 der Filialen Tallinn, Estland, und Vilnius, Litauen, und deren Veräußerungsgewinne enthalten sowie die Veräußerungsgewinne der oben aufgelisteten verkauften Gesellschaften.

Ereignisse nach dem 30. September 2007
Weitere berichtenswerte Ereignisse nach dem 30. September 2007 haben sich nicht ergeben.

AUSBLICK

Gesamtwirtschaftliche Entwicklung
In unserem Szenario gehen wir von einer Abschwächung des BIP-Wachstums in den USA aus: Nach durchschnittlich 2,9% im Jahr 2006 rechnen wir in diesem Jahr nur noch mit rund 1,5%, da sich der private Konsum bis zum Jahresende erheblich abkühlen dürfte. Im Euroraum dürfte sich das BIP-Wachstumstempo leicht auf 2,4% verlangsamen, nach 2,7% im Jahr 2006. Wichtigster Treiber ist nach wie vor der kräftige Anstieg bei den Unternehmensinvestitionen. In Deutschland dürfte sich das Wachstum mit einem BIP-Anstieg von 2,4% im Jahr 2007 gegenüber 2,8% im Vorjahr etwas abschwächen. Wir erwarten, dass die Dynamik im Unternehmenssektor die Investitionstätigkeit weiter beleben wird, obwohl wir eine Investitionsdelle auf Grund der Turbulenzen an den Finanzmärkten in der letzten Jahreshälfte nicht ausschließen können.

Die Europäische Zentralbank (EZB) hat den Refinanzierungssatz im Euroraum in den ersten neun Monaten 2007 zweimal bis auf 4,0% per Juni erhöht. Angesichts des beschriebenen Szenarios dürfte sie sich bis zum Jahresende auf nur noch eine Zinsanhebung von 25 Bp beschränken. Die EZB würde damit auf die steigenden Inflationsgefahren reagieren und zugleich das Risiko eingehen, eine übertrieben

aggressive Geldpolitik zu verfolgen (ein Risiko, das in der Natur ihres Mandats liegt). Die Schwäche des Dollars wird sich zunächst fortsetzen. Erst wenn die eingehenden Daten der US-Wirtschaft Mitte 2008 ein positiveres Bild zeichnen, rechnen wir hier mit einer Verbesserung. Die makroökonomischen Bedingungen dürften sich in der Verzinsung langfristiger Anleihen widerspiegeln. Konkret erwarten wir, dass die 10jährige US-Treasury-Benchmark bis zum Jahresende 2007 auf 4,60% steigen wird (zurzeit 4,41%), während die Vergleichs-Benchmark im Euroraum das Jahr mit 4,25% (zurzeit 4,19%) abschließen wird.

Ergebnisentwicklung der HVB Group

Im Halbjahresfinanzbericht zum 30. Juni 2007 hatte die HVB Group als Risikonehmer detaillierte Ausführungen zu Risiken im Bankgeschäft, insbesondere zu Risikoarten im Einzelnen, und der Steuerung im Rahmen des differenzierten Risikomanagementsystems veröffentlicht. Die in diesem Risk Report getroffenen Aussagen behalten weiterhin ihre Gültigkeit. Im dritten Quartal 2007 hat jedoch die von den USA ausgehende gegenwärtige Finanzkrise im Immobilienbereich, die auch Auswirkungen auf die europäischen Finanzmärkte zeigt, in begrenztem Umfang den Geschäftsverlauf und die Ergebnisentwicklung der HVB Group beeinflusst.

Im Vergleich zum zweiten Quartal 2007 sind im dritten Quartal 2007 in der Division Markets & Investment Banking (MIB) Rückgänge insbesondere bei strukturierten Krediten im Handelsergebnis zu verzeichnen, die jedoch durch positive Entwicklungen bei anderen MIB-Produkten mehr als überkompensiert werden konnten, sodass sich insgesamt ein positives Ergebnis auch in MIB zeigt. Direkte Auswirkungen der Subprime Krise auf die HVB Group sind auf Grund des geringen Subprime Exposures der Bank in diesem Bereich derzeit nicht zu erwarten. Dies liegt insbesondere an der in der UniCredit Gruppe implementierten, konservativen Kreditpolitik. Wegen der gegenüber den angelsächsischen Märkten unterschiedlichen Struktur der Immobilienmärkte in den Kernregionen der HVB Group ist auch weiterhin nicht mit einem Übergreifen der Krise auf diese Bereiche zu rechnen. Indirekte Auswirkungen aus generell erhöhten Volatilitäten, insbesondere Spreads für gehandelte Kreditprodukte, könnten künftig zu erhöhten Preisschwankungen in diesen Handelsprodukten führen. In Anbetracht der aktuellen Marktlage und -entwicklungen ist derzeit nicht vorhersehbar, inwieweit sich die Finanzkrise europaweit stärker ausweiten und womöglich auch auf weitere Marktsegmente ausdehnen könnte. Sollte sich die Bankenkrise bis hin zu einer globalen Krise der Finanzmärkte ausweiten, die auch die Konjunktur und damit die Realwirtschaft nachhaltig beeinflussen würde, könnte dies nachhaltige Auswirkungen auf die Finanz-, Vermögens-, und Ertragslage der Bank haben.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 (Geschäftsbericht 2006, Seite 68) berichtet, planen wir für das Geschäftsjahr 2007 bei nur leicht ansteigenden Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio.

Mit der deutlichen Ausweitung der operativen Erträge bei einem leichten Rückgang der Verwaltungsaufwendungen und der daraus folgenden deutlichen Verbesserung der Cost-Income-Ratio haben wir unsere internen Zielvorgaben erreicht und sehen uns auf einem guten Weg, unsere für 2007 gesetzten Ziele im Gesamtjahr zu realisieren, auch wenn wir auf Grund der Marktentwicklung aus heutiger Sicht nicht erwarten, dass wir im zweiten Halbjahr bei den operativen Erträgen das Ergebnisniveau des ersten Halbjahrs 2007 wiederholen werden.

Bei der Kreditrisikovorsorge gehen wir aus heutiger Sicht davon aus, dass diese zum Jahresende 2007 voraussichtlich deutlich unter dem Niveau des Vorjahres liegen wird.

Die Aktie

In den ersten neun Monaten 2007 ist der Kurs der HVB Aktie von 33,45 € (Anfang 2007) um 23,22% auf 41,22 € (Ende September 2007) gestiegen. Die Kursentwicklung ist durch das im Januar 2007 seitens der UniCredit veröffentlichte Squeeze-out Begehren die Aktien der Minderheitsaktionäre auf die UniCredit gegen Gewährung einer angemessenen Barabfindung zu übertragen, beeinflusst. Die Barabfindung wurde auf 38,26 € pro Aktie festgelegt. 98,77% der in der diesjährigen ordentlichen Hauptversammlung der HypoVereinsbank am 26. und 27. Juni abgegebenen Stimmen hatten der Übertragung zugestimmt.

Die entsprechenden Benchmarkindizes Prime Banks und Prime All Shares sind im Vergleichszeitraum um −8,4% bzw. +16,3% gefallen bzw. gestiegen. Bei isolierter Betrachtung des dritten Quartals 2007 verzeichnete der Kurs der HVB Aktie trotz der aktuellen Kreditkrise an den Finanzmärkten nur einen moderaten Abwärtstrend von −1,8% und schloss am 29. September 2007 bei 41,22 €. Ende September war die HVB Aktie mit 1,97% im Prime Banks Index und mit 0,15% im Prime All Shares gewichtet.

Bei einem verbleibenden Streubesitz von 4,6% ging das durchschnittliche tägliche Handelsvolumen der HVB-Aktie im Vergleich zum zweiten Quartal deutlich um mehr als 57% auf 134217 Aktien zurück.

Auch im dritten Quartal 2007 hat der Bereich Investor Relations Analysten, institutionelle Anleger, Ratingagenturen sowie die privaten Aktionäre zeitnah über die wirtschaftliche Entwicklung sowie wesentliche strategische Entscheidungen der Bank informiert.

HVB-Aktie im Vergleich zu Prime Banks und Prime All Share vom 30.6. bis 30.9.2007 (in €)



45
42
39
36
33
Juli
August
September
HVB-Aktie
Prime Banks
Prime All Share

Ergebnisse

Konzern Gewinn- und Verlustrechnung

für die Zeit vom 1. Januar bis 30. September 2007

Erträge/Aufwendungen	NOTES	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Überschuss aus originärem Zinsgeschäft		2805	2322	+ 483	+ 20,8
Dividenden und ähnliche Erträge aus Kapitalinvestitionen		262	184	+ 78	+ 42,4
Zinsüberschuss	2	**3067**	**2506**	**+ 561**	**+ 22,4**
Provisionsüberschuss	3	1340	1356	− 16	− 1,2
Handelsergebnis	4	857	673	+ 184	+ 27,3
Saldo sonstige Aufwendungen/Erträge	5	63	39	+ 24	+ 61,5
Zinsunabhängige Erträge		**2260**	**2068**	**+ 192**	**+ 9,3**
OPERATIVE ERTRÄGE		**5327**	**4574**	**+ 753**	**+ 16,5**
Personalaufwand		−1601	−1699	+ 98	− 5,8
Andere Verwaltungsaufwendungen		− 953	− 867	− 86	+ 9,9
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen		− 183	− 223	+ 40	− 17,9
Verwaltungsaufwand		**−2737**	**−2789**	**+ 52**	**− 1,9**
OPERATIVES ERGEBNIS		**2590**	**1785**	**+ 805**	**+ 45,1**
Zuführungen zu Rückstellungen		− 32	− 73	+ 41	− 56,2
Abschreibungen auf Geschäfts- oder Firmenwerte		—	—	—	—
Aufwendungen für Restrukturierungen		− 6	− 19	+ 13	− 68,4
Kreditrisikovorsorge	6	− 496	− 638	+ 142	− 22,3
Finanzanlageergebnis	7	390	689	− 299	− 43,4
ERGEBNIS VOR STEUERN		**2446**	**1744**	**+ 702**	**+ 40,3**
Ertragsteuern		− 926	− 375	− 551	>+ 100,0
ERGEBNIS NACH STEUERN		**1520**	**1369**	**+ 151**	**+ 11,0**
Fremdanteile am Ergebnis		− 73	− 65	− 8	+ 12,3
GEWINN DER HVB GROUP NEU		**1447**	**1304**	**+ 143**	**+ 11,0**
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche		3698	1762	+ 1936	>+ 100,0
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche		—	− 518	+ 518	− 100,0
GEWINN DER HVB GROUP GESAMT		**5145**	**2548**	**+ 2597**	**>+ 100,0**

Ergebnis je Aktie in €	1.1.–30.9.2007	1.1.–30.9.2006
Ergebnis je Aktie der HVB Group gesamt	6,55	3,39
Ergebnis je Aktie der HVB Group neu	1,84	1,74
Ergebnis je Aktie der HVB Group neu (bereinigt)[1]	1,60	1,05

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG, um Aufwendungen für Restrukturierungen sowie Steuerbelastungen im Rahmen der Unternehmenssteuerreform; 2006: bereinigt um den Veräußerungsgewinn Activest Gesellschaften sowie um Aufwendungen für Restrukturierungen.

Da zum 30. September 2007 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

Konzern Gewinn- und Verlustrechnung

für die Zeit vom 1. Juli bis 30. September 2007

Erträge/Aufwendungen	1.7.–30.9.2007 in Mio €	1.7.–30.9.2006 in Mio €	VERÄNDERUNG in Mio €	VERÄNDERUNG in %
Überschuss aus originärem Zinsgeschäft	892	766	+ 126	+ 16,4
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	31	37	– 6	– 16,2
Zinsüberschuss	**923**	**803**	**+ 120**	**+ 14,9**
Provisionsüberschuss	365	371	– 6	– 1,6
Handelsergebnis	38	191	– 153	– 80,1
Saldo sonstige Aufwendungen/Erträge	14	– 4	+ 18	
Zinsunabhängige Erträge	**417**	**558**	**– 141**	**– 25,3**
OPERATIVE ERTRÄGE	**1 340**	**1 361**	**– 21**	**– 1,5**
Personalaufwand	– 452	– 558	+ 106	– 19,0
Andere Verwaltungsaufwendungen	– 327	– 289	– 38	+ 13,1
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 60	– 72	+ 12	– 16,7
Verwaltungsaufwand	**– 839**	**– 919**	**+ 80**	**– 8,7**
OPERATIVES ERGEBNIS	**501**	**442**	**+ 59**	**+ 13,3**
Zuführungen zu Rückstellungen	– 7	– 27	+ 20	– 74,1
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Aufwendungen für Restrukturierungen	– 3	– 16	+ 13	– 81,3
Kreditrisikovorsorge	– 106	– 226	+ 120	– 53,1
Finanzanlageergebnis	7	551	– 544	– 98,7
ERGEBNIS VOR STEUERN	**392**	**724**	**– 332**	**– 45,9**
Ertragsteuern	– 309	– 60	– 249	>+ 100,0
ERGEBNIS NACH STEUERN	**83**	**664**	**– 581**	**– 87,5**
Fremdanteile am Ergebnis	– 30	– 14	– 16	>+ 100,0
GEWINN DER HVB GROUP NEU	**53**	**650**	**– 597**	**– 91,8**
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	8	297	– 289	– 97,3
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	—	– 105	+ 105	– 100,0
GEWINN DER HVB GROUP GESAMT	**61**	**842**	**– 781**	**– 92,8**

Ergebnis je Aktie in €	1.7.–30.9.2007	1.7.–30.9.2006
Ergebnis je Aktie der HVB Group gesamt	0,00	1,12
Ergebnis je Aktie der HVB Group neu	0,04	0,87
Ergebnis je Aktie der HVB Group neu (bereinigt)[1]	0,30	0,18

1 2007 bereinigt um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform; 2006 bereinigt um den Veräußerungsgewinn Activest Gesellschaften sowie um Aufwendungen für Restrukturierungen.

Bilanz

zum 30. September 2007[1]

Aktiva	NOTES	30.9.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Barreserve		444	508	– 64	– 12,6
Handelsaktiva	11	181064	107628	+ 73436	+ 68,2
Finanzielle Vermögenswerte, designiert als aFVtPL[2]		13533	11728	+ 1805	+ 15,4
Zur Veräußerung verfügbare finanzielle Vermögenswerte	12	7740	6504	+ 1236	+ 19,0
Bis zur Endfälligkeit gehaltene Finanzinvestionen		2649	471	+ 2178	>+ 100,0
Forderungen an Kreditinstitute	13	49172	43847	+ 5325	+ 12,1
Forderungen an Kunden	14	163552	164031	– 479	– 0,3
Hedging-Derivate		518	842	– 324	– 38,5
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen		384	688	– 304	– 44,2
Sachanlagen		1849	1993	– 144	– 7,2
Immaterielle Vermögenswerte		759	808	– 49	– 6,1
darunter: Goodwill		421	422	– 1	– 0,2
Ertragsteueransprüche		2252	2745	– 493	– 18,0
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	15,16	21	164451	– 164430	– 100,0
Sonstige Aktiva		2480	1789	+ 691	+ 38,6
Summe der Aktiva		**426417**	**508033**	**– 81616**	**– 16,1**

1 Geänderte Bilanzgliederungsstruktur; siehe hierzu Note 10 »Erläuterungen zur Anpassung der Bilanzgliederung an den Ausweis der UniCredit Gruppe«
2 at fair value through profit or loss

Passiva	NOTES	30.9.2007 in Mio €	31.12.2006 in Mio €	VERÄNDERUNG in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	17	83475	86571	– 3096	– 3,6
Verbindlichkeiten gegenüber Kunden	18	105752	92751	+ 13001	+ 14,0
Verbriefte Verbindlichkeiten	19	84319	87568	– 3249	– 3,7
Handelspassiva		121331	60768	+ 60563	+ 99,7
Hedging-Derivate		465	764	– 299	– 39,1
Veränderungen des beizulegenden Zeitwerts von finanziellen Verbindlichkeiten im Portfolio Fair Value Hedge		71	—	+ 71	+ 100,0
Ertragsteuerverpflichtungen		1717	1378	+ 339	+ 24,6
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	20, 21	23	152920	– 152897	– 100,0
Sonstige Passiva		4389	3891	+ 498	+ 12,8
Rückstellungen	22	1439	1434	+ 5	+ 0,3
Eigenkapital		23436	19988	+ 3448	+ 17,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		22614	16690	+ 5924	+ 35,5
Gezeichnetes Kapital		2407	2252	+ 155	+ 6,9
Kapitalrücklage		9791	8885	+ 906	+ 10,2
Eigene Aktien		– 2	– 2	0	0,0
Andere Rücklagen		5166	4061	+ 1105	+ 27,2
Bewertungsänderungen von Finanzinstrumenten		107	872	– 765	– 87,7
AfS-Rücklage		665	1195	– 530	– 44,4
Hedge-Rücklage		– 558	– 323	– 235	– 72,8
Konzerngewinn 2006		—	622	– 622	– 100,0
Gewinn 1.1.–30.9.2007		5145	—	+ 5145	+ 100,0
Anteile in Fremdbesitz		822	3298	– 2476	– 75,1
Summe der Passiva		**426417**	**508033**	**– 81616**	**– 16,1**

Entwicklung des Eigenkapitals

bis 30. September 2007 (verkürzte Darstellung)

in Mio €	GEZEICHNETES KAPITAL	KAPITAL-RÜCKLAGE	ABZUG EIGENE AKTIEN	ANDERE RÜCKLAGEN	DARUNTER: PENSIONSÄHNLICHE VERPFLICHTUNGEN IAS 19
Eigenkapital zum 1.1.2006 vor Erstanwendung der geänderten und neuen IFRS	**2252**	**9126**	**2**	**864**	**—**
Erstanwendungseffekte aus geänderten und neuen IFRS	—	—	—	– 806	– 806
Eigenkapital zum 1.1.2006 nach Erstanwendung der geänderten und neuen IFRS	**2252**	**9126**	**2**	**58**	**– 806**
Kapitalerhöhungen	—	—	—	—	—
Kapitalherabsetzungen	—	—	—	—	—
Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	—	—	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	—	—	—
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	—	– 3	—	—
Ausschüttungen	—	—	—	—	—
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen	—	—	—	– 39	—
Eigenkapital zum 30.9.2006	**2252**	**9126**	**– 1**	**19**	**– 806**
darunter:					
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	—	—	—	– 17	– 3
Eigenkapital zum 1.1.2007	**2252**	**8885**	**– 2**	**4061**	**– 814**
Kapitalerhöhungen	155	906	—	—	—
Kapitalherabsetzungen	—	—	—	—	—
Bewertungsänderungen von Finanzinstrumenten	—	—	—	—	—
Jahresüberschuss/-fehlbetrag	—	—	—	—	—
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	—	—	—	—	—
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	—	—	—	—
Ausschüttungen[1]	—	—	—	—	—
Einstellungen aus dem Jahresüberschuss	—	—	—	321	—
Veränderungen aus Konsolidierungskreis, Währungseinfluss und sonstige Veränderungen	—	—	—	784	559
Eigenkapital zum 30.9.2007	**2407**	**9791**	**– 2**	**5166**	**– 255**
darunter:					
Eigenkapital der aufgegebenen Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	—	—	—	—	– 2

1 Die Hauptversammlung hat am 27. Juni 2007 beschlossen, vom Bilanzgewinn 2006 (622 Mio €) eine Dividende in Höhe von 301 Mio € auszuschütten. Dies entspricht einer Dividende von 0,40 € je Stammaktie und je Vorzugsaktie sowie einem Vorausgewinnanteil von 0,064 € je Vorzugsaktie. Der verbleibende Betrag von 321 Mio € wurde in die Gewinnrücklagen eingestellt.

	BEWERTUNGSÄNDERUNGEN VON FINANZINSTRUMENTEN		KONZERN-GEWINN	GEWINN 1.1.–30.9.	AUF DIE ANTEILSEIGNER DER HVB AG ENTFALLENDES EIGENKAPITAL INSGESAMT	ANTEILE IN FREMDBESITZ	EIGENKAPITAL INSGESAMT
	AfS-RÜCKLAGE	HEDGE-RÜCKLAGE					
	871	**– 142**	**191**	**—**	**13164**	**3219**	**16383**
	—	—	—	—	– 806	– 166	– 972
	871	**– 142**	**191**	**—**	**12358**	**3053**	**15411**
	—	—	—	—	—	37	37
	—	—	—	—	—	—	—
	272	116	—	—	388	– 4	384
	—	—	—	2548	2548	583	3131
	—	—	—	—	—	—	—
	—	—	—	—	– 3	—	– 3
	—	—	– 191	—	– 191	– 151	– 342
	– 1	– 1	—	—	– 41	– 37	– 78
	1142	**– 27**	**—**	**2548**	**15059**	**3481**	**18540**
	43	—	—	—	26	5	31
	1195	**– 323**	**622**	**—**	**16690**	**3298**	**19988**
	—	—	—	—	1061	—	1061
	—	—	—	—	—	—	—
	– 126	– 370	—	—	– 496	—	– 496
	—	—	—	5145	5145	73	5218
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	—	—	– 301	—	– 301	– 33	– 334
	—	—	– 321	—	—	—	—
	– 404	135	—	—	515	– 2516	– 2001
	665	**– 558**	**—**	**5145**	**22614**	**822**	**23436**
	—	—	—	—	—	—	—

Kapitalflussrechnung

(verkürzte Darstellung)

in Mio €	2007 HVB GROUP NEU	2006 HVB GROUP GESAMT
Zahlungsmittelbestand zum 1.1.[1]	508	1 053
Cashflow aus operativer Geschäftstätigkeit	– 2 509	– 1 991
Cashflow aus Investitionstätigkeit[2]	3 016	2 201
Cashflow aus Finanzierungstätigkeit	– 550	– 169
Effekte aus Wechselkursänderungen	– 21	– 43
abzüglich zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen und aufgegebene Geschäftsbereiche	—	—
Zahlungsmittelbestand zum 30.9.	444	1 051

1 Der Zahlungsmittelbestand entspricht der in der Bilanz ausgewiesenen Barreserve einschließlich täglich fälliger Guthaben bei Zentralnotenbanken. Die anderen Guthaben bei Zentralnotenbanken werden in der Position Forderungen an Kreditinstitute ausgewiesen und gehören damit nicht mehr zum Zahlungsmittelbestand.
2 Im Cashflow aus Investitionstätigkeit 2007 ist der Netto-Cashflow (3 698 Mio €) aus der Veräußerung aufgegebener Geschäftsbereiche enthalten.

Erläuterungen (ausgewählte Notes)

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1 Segmentberichterstattung

Erfolgsrechnung nach Divisionen vom 1. Januar bis 30. September 2007

in Mio €	PRIVAT- UND GESCHÄFTS-KUNDEN	WEALTH MANAGEMENT	FIRMEN- & KOMMERZIELLE IMMOBILIEN-KUNDEN	MARKETS & INVESTMENT BANKING	SONSTIGE/ KONSO-LIDIERUNG	HVB GROUP NEU	AUFGEGEBENE GESCHÄFTS-BEREICHE[2]	HVB GROUP GESAMT[2]
OPERATIVE ERTRÄGE								
1.1.–30.9.2007	1338	350	1121	2016	502	5327	1	5328
1.1.–30.9.2006	1341	417	1096	1631	89	4574	3959	8533
Verwaltungsaufwand								
1.1.–30.9.2007	–1035	–209	–397	–897	–199	–2737	– 1	–2738
1.1.–30.9.2006	–1084	–263	–407	–803	–232	–2789	–2211	–5000
OPERATIVES ERGEBNIS								
1.1.–30.9.2007	303	141	724	1119	303	2590	—	2590
1.1.–30.9.2006	257	154	689	828	–143	1785	1748	3533
Kreditrisikovorsorge								
1.1.–30.9.2007	– 95	– 6	–139	42	–298	– 496	—	– 496
1.1.–30.9.2006	– 130	– 2	–180	– 2	–324	– 638	– 419	–1057
restliche Positionen[1]								
1.1.–30.9.2007	– 2	7	– 7	238	116	352	3782	4134
1.1.–30.9.2006	– 5	537	– 3	58	10	597	689	1286
ERGEBNIS VOR STEUERN								
1.1.–30.9.2007	206	142	578	1399	121	2446	3782	6228
1.1.–30.9.2006	122	689	506	884	–457	1744	2018	3762

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen.

2 Enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche.



Erfolgsrechnung der Division Privat- und Geschäftskunden

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	**809**	**836**	**269**	**269**	**271**	**262**	**285**
Provisionsüberschuss	518	489	151	172	195	140	139
Handelsergebnis	2	—	1	—	1	– 1	– 1
Saldo sonstige Aufwendungen/Erträge	9	16	4	2	3	– 10	—
Zinsunabhängige Erträge	**529**	**505**	**156**	**174**	**199**	**129**	**138**
OPERATIVE ERTRÄGE	**1 338**	**1 341**	**425**	**443**	**470**	**391**	**423**
Personalaufwand	– 434	– 435	– 139	– 142	– 153	– 136	– 142
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 601	– 649	– 198	– 197	– 206	– 212	– 226
Verwaltungsaufwand	**– 1 035**	**– 1 084**	**– 337**	**– 339**	**– 359**	**– 348**	**– 368**
OPERATIVES ERGEBNIS	**303**	**257**	**88**	**104**	**111**	**43**	**55**
Aufwendungen für Restrukturierungen	—	– 2	—	—	—	– 5	– 1
Kreditrisikovorsorge	– 95	– 130	– 15	– 13	– 67	– 43	– 50
Finanzanlageergebnis und andere Posten[1]	– 2	– 3	– 2	—	—	– 6	– 5
ERGEBNIS VOR STEUERN	**206**	**122**	**71**	**91**	**44**	**– 11**	**– 1**
Cost-Income-Ratio in %	77,4	80,8	79,3	76,5	76,4	89,0	87,0

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Privat- und Geschäftskunden

Die Division Privat- und Geschäftskunden erwirtschaftete in den ersten neun Monaten 2007 ein gegenüber dem Vorjahr deutlich um 17,9% auf 303 Mio € gestiegenes operatives Ergebnis.

Diese erfreuliche Entwicklung führte zu einer um 3,4%-Punkte verbesserten Cost-Income-Ratio von 77,4%.

Dabei reduzierten sich die Verwaltungsaufwendungen trotz der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien, deutlich um 4,5%. Während die Personalaufwendungen mit einem Rückgang von 0,2% trotz der erstmaligen Einbeziehung der PlanetHome Gruppe auf dem Vorjahresniveau gehalten werden konnten, reduzierten sich die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen auf Grund des weiterhin strikten Kostenmanagements signifikant um 7,4%.

Die operativen Erträge konnten mit 1 338 Mio € auf dem Vorjahresniveau gehalten werden, obwohl sich der Zinsüberschuss reduzierte (–3,2%). Dieser ermäßigte sich vor allem strategisch bedingt bei Immobilienkrediten und wegen Volumensrückgängen im Aktivgeschäft bei Kontokorrentkrediten. Hier macht sich vor allem die weiterhin im Markt zu beobachtende zurückhaltende Kreditnachfrage der Geschäftskunden bemerkbar. Diese Entwicklung konnte durch das erfreuliche Passivgeschäft über Margenverbesserungen und der Volumensexpansion bei Sicht- und Termineinlagen teilweise kompensiert werden. Kompensiert wurde die Zinsüberschussentwicklung auch durch den starken Anstieg des Provisionsüberschusses mit einer Zunahme gegenüber dem Vorjahr um 5,9%, was teilweise auch auf die Einbeziehung der PlanetHome Gruppe zurückzuführen ist. Zur Entwicklung im Provisionsgeschäft hat neben der »KombiAnlage plus«, einem unserer Kernprodukte im Wertpapier- und Depotgeschäft, auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten mit einem Absatzvolumen von nominal circa 2,5 Mrd € beigetragen. Nennenswerte Produkte sind zum Beispiel »HVB 6% Zins Ass«, »HVB Best of Fonds Zertifikate«, »HVB Zukunftszertifikat II«, »HVB 8% Favorit Anleihe« und »Favorit Express Zertifikat« sowie »HVB Relax Express Continental Star«.

Die gute operative Entwicklung sowie die mit einem Rückgang von 26,9% deutlich niedrigere Kreditrisikovorsorge führte zu einem Ergebnis vor Steuern in Höhe von 206 Mio €, was im Vorjahresvergleich einer Verbesserung von fast 70% entspricht.

Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	**122**	**116**	**45**	**40**	**37**	**47**	**40**
Provisionsüberschuss	236	311	70	79	87	86	62
Handelsergebnis	– 7	– 12	1	– 7	– 1	– 1	1
Saldo sonstige Aufwendungen/Erträge	– 1	2	– 1	—	—	2	– 1
Zinsunabhängige Erträge	**228**	**301**	**70**	**72**	**86**	**87**	**62**
OPERATIVE ERTRÄGE	**350**	**417**	**115**	**112**	**123**	**134**	**102**
Personalaufwand	– 69	– 91	– 22	– 24	– 23	– 26	– 24
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 140	– 172	– 45	– 46	– 49	– 56	– 45
Verwaltungsaufwand	**– 209**	**– 263**	**– 67**	**– 70**	**– 72**	**– 82**	**– 69**
OPERATIVES ERGEBNIS	**141**	**154**	**48**	**42**	**51**	**52**	**33**
Aufwendungen für Restrukturierungen	—	– 2	—	—	—	– 5	– 2
Kreditrisikovorsorge	– 6	– 2	—	– 2	– 4	– 8	– 2
Finanzanlageergebnis und andere Posten[1]	7	539	1	5	1	10	533
ERGEBNIS VOR STEUERN	**142**	**689**	**49**	**45**	**48**	**49**	**562**
Cost-Income-Ratio in %	59,7	63,1	58,3	62,5	58,5	61,2	67,6

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Wealth Mangement

Im Rahmen der Bündelung der Asset Management-Aktivitäten in der UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S. A., Luxemburg und Activest Investmentgesellschaft Schweiz AG, Bern) und im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen. Daneben wurden die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet. In der oben dargestellten Erfolgsrechnung sind in den Vorjahresquartalen die originären Ergebnisbeiträge der Activest Gesellschaften (nur bis Jahresmitte 2006), der Nordinvest und die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg noch enthalten. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts stellen wir nachfolgend für die Division Wealth Management eine Erfolgsrechnung dar, in der die Quartale 2006 um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigt sind.



Adjustierte Erfolgsrechnung der Division Wealth Management

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	122	112	45	40	37	46	39
Provisionsüberschuss	236	216	70	79	87	73	53
Handelsergebnis	– 7	– 12	1	– 7	– 1	– 1	1
Saldo sonstige Aufwendungen/Erträge	– 1	1	– 1	—	—	2	– 1
Zinsunabhängige Erträge	228	205	70	72	86	74	53
OPERATIVE ERTRÄGE	350	317	115	112	123	120	92
Personalaufwand	– 69	– 67	– 22	– 24	– 23	– 23	– 23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf Immaterielle Vermögenswerte und Sachanlagen	– 140	– 140	– 45	– 46	– 49	– 54	– 43
Verwaltungsaufwand	– 209	– 207	– 67	– 70	– 72	– 77	– 66
OPERATIVES ERGEBNIS	141	110	48	42	51	43	26
Aufwendungen für Restrukturierungen	—	– 2	—	—	—	2	– 2
Kreditrisikovorsorge	– 6	– 2	—	– 2	– 4	– 8	– 2
Finanzanlageergebnis und andere Posten[1]	7	3	1	5	1	– 3	—
ERGEBNIS VOR STEUERN	142	109	49	45	48	34	22
Cost-Income-Ratio in %	59,7	65,3	58,3	62,5	58,5	64,2	71,7

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Die Division Wealth Management umfasst den Wealth Management Vertrieb der HVB AG (nachfolgend WEM HVB AG), die DAB Bank Gruppe, das Private Banking der HVB Luxembourg und die im zweiten Quartal 2007 erstkonsolidierte Wealth Management Capital Holding GmbH, München, die die Beteiligungen HVB Fonds Finance GmbH, Blue Capital GmbH und H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München, beinhaltet.

Die nachfolgende Darstellung der Ergebnisentwicklung bezieht sich auf die adjustierte Erfolgsrechnung.

Mit einem Ergebnis vor Steuern in Höhe von 142 Mio € konnte die Division Wealth Management in den ersten neun Monaten 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 30,3% steigern.

In der WEM HVB AG beginnt das neu implementierte Geschäftsmodell der zielgruppenorientierten Betreuung sehr wohlhabender Kunden zunehmend zu greifen. WEM HVB AG positioniert sich gegenüber seinen Wettbewerbern als Generalist, der neben den für das Wealth Management typischen Anlageprodukten auch Kreditfinanzierungen für seine Klientel aus einer Hand anbietet. Die Erträge des dritten Quartals 2007 lagen um mehr als 20% über denen des Vorjahresquartals, das noch durch die Divisionalisierung der HVB und die Überleitung der Kunden in das neue Wealth-Management-Betreuungsmodell geprägt war. WEM HVB AG betreut derzeit gut 39 000 Kunden.

Ein strategischer Schwerpunkt im Bereich Wealth Management liegt auf dem Ausbau des Mandatsgeschäftes. Die Erträge hieraus konnten gegenüber dem Vorjahr deutlich gesteigert werden. Das Volumen der Vermögensverwaltung erhöhte sich gegenüber dem Vorjahr um mehr als 30% auf gut 2 Mrd €. Bei den Sachwerteanlagen wurden insbesondere Private Equity Beteiligungen erfolgreich platziert.

Die DAB Bank Gruppe konnte mit 2,7 Millionen Transaktionen im 3. Quartal trotz unsicherer Kapitalmärkte 16% mehr Kundengeschäft verzeichnen als im Vorjahresquartal. Die Erträge im 3. Quartal lagen ebenfalls mit 17% über dem Vorjahreszeitraum; auf kumulierter Basis beträgt der Zuwachs gegenüber dem Vorjahr fast 8%.

Die sehr positive Entwicklung des operativen Ergebnisses der Division Wealth Management (+ 28,2% ggü. Vorjahreszeitraum) wurde vom Zuwachs der operativen Erträge um 10,4% auf 350 Mio € getragen. Der Provisionsüberschuss entwickelte sich gegenüber dem Vorjahr mit einer Ausweitung um 9,3% sehr dynamisch. Und auch der Zinsüberschuss stieg in Folge höherer Dividendeneinnahmen mit einer Erhöhung um 8,9% deutlich.

In den um moderate 1,0% gestiegenen Verwaltungsaufwendungen ist auch der gezielte Personalaufbau im Vertrieb enthalten, durch den weiteres nachhaltiges organisches Wachstum generiert werden soll. Bei den Sachkosten wurden gezielte Maßnahmen zur nachhaltigen Effizienzsteigerung getroffen. Die Cost-Income-Ratio verbesserte sich um 5,6%-Punkte auf Grund der gestiegenen operativen Erträge auf 59,7%.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	617	589	199	218	200	208	183
Provisionsüberschuss	253	233	74	81	98	63	76
Handelsergebnis	– 1	2	– 1	– 1	1	2	4
Saldo sonstige Aufwendungen/Erträge	6	7	3	2	1	– 4	—
Zinsunabhängige Erträge	258	242	76	82	100	61	80
OPERATIVE ERTRÄGE	875	831	275	300	300	269	263
Personalaufwand	–134	–127	– 46	– 42	– 46	– 44	– 41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	–192	–203	– 66	– 64	– 62	– 74	– 69
Verwaltungsaufwand	–326	–330	–112	–106	–108	–118	–110
OPERATIVES ERGEBNIS	549	501	163	194	192	151	153
Aufwendungen für Restrukturierungen	—	– 1	—	—	—	—	– 1
Kreditrisikovorsorge	–145	–127	– 44	– 61	– 40	– 74	– 48
Finanzanlageergebnis und andere Posten[1]	– 3	4	– 6	4	– 1	– 15	– 4
ERGEBNIS VOR STEUERN	401	377	113	137	151	62	100
Cost-Income-Ratio in %	37,3	39,7	40,7	35,3	36,0	43,9	41,8

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Firmenkunden

Im Geschäft mit mittelständischen Kunden und Großkunden konnte die Subdivision Firmenkunden in den ersten neun Monaten 2007 ihr operatives Ergebnis auf 549 Mio € verbessern und damit um beachtliche 9,6% gegenüber dem Vorjahr steigern.

Dabei führten sowohl gestiegene operative Erträge (+5,3%) als auch gesunkene Verwaltungsaufwendungen (–1,2%) zu einer Verbesserung der Cost-Income-Ratio um 2,4%-Punkte auf ein ausgezeichnetes Niveau von 37,3%. Bei den operativen Erträgen verzeichnete der Provisionsüberschuss einen Anstieg von 8,6% auf Grund des sehr erfolgreichen Derivategeschäfts und höherer Beiträge aus dem Zahlungsverkehr. Daneben konnte auch der Zinsüberschuss trotz des intensiven Wettbewerbs am deutschen Markt um 4,8% zulegen. Die Reduzierung des Verwaltungsaufwands um 1,2% gegenüber dem Vorjahr geht auf deutlich gesunkene andere Verwaltungsaufwendungen sowie Abschreibungen zurück. Dabei wurde der im Rahmen der Wachstumsstrategie durch Personalaufbau gestiegene Personalaufwand überkompensiert.

Die erfreuliche Entwicklung im operativen Geschäft führt trotz einer um 14,2% erhöhten Kreditrisikovorsorge zu einem signifikanten Anstieg im Ergebnis vor Steuern von 6,4% auf 401 Mio € nach 377 Mio € im Vorjahr.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Global Financial Services

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	**55**	**55**	**18**	**18**	**19**	**19**	**18**
Provisionsüberschuss	33	43	10	12	11	14	15
Handelsergebnis	—	—	—	—	—	—	—
Saldo sonstige Aufwendungen/Erträge	1	—	1	—	—	—	—
Zinsunabhängige Erträge	**34**	**43**	**11**	**12**	**11**	**14**	**15**
OPERATIVE ERTRÄGE	**89**	**98**	**29**	**30**	**30**	**33**	**33**
Personalaufwand	–13	–14	–3	–5	–5	–4	–5
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	–25	–24	–9	–8	–8	–7	–8
Verwaltungsaufwand	**–38**	**–38**	**–12**	**–13**	**–13**	**–11**	**–13**
OPERATIVES ERGEBNIS	**51**	**60**	**17**	**17**	**17**	**22**	**20**
Aufwendungen für Restrukturierungen	—	—	—	—	—	—	—
Kreditrisikovorsorge	–1	–1	–1	—	—	—	—
Finanzanlageergebnis und andere Posten[1]	—	—	—	—	—	—	—
ERGEBNIS VOR STEUERN	**50**	**59**	**16**	**17**	**17**	**22**	**20**
Cost-Income-Ratio in %	42,7	38,8	41,4	43,3	43,3	33,3	39,4

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Global Financial Services

Die erstmals zum Zwischenbericht 30. September 2007 separat ausgewiesene Subdivision Global Financial Services, die vor allem im Bereich Außenhandel und Zahlungsverkehr Produkte und Dienstleistungen für Firmenkunden und internationale Finanzinstitute zur Verfügung stellt, verzeichnete im operativen Ergebnis, das vormals dem Segment Markets & Investment Banking zugeordnet war, einen Rückgang von 9 Mio € bzw. 15,0% gegenüber dem Vorjahr auf 51 Mio €.

Insgesamt gingen die operativen Erträge um 9,2% zurück. Dabei blieb der Zinsüberschuss stabil. Der um 23,3% rückläufige Provisionsüberschuss resultiert aus geringeren Ergebnisbeiträgen der Auslandsfilialen sowie aus dem Geschäft mit Auslandsgarantien. Der Verwaltungsaufwand blieb konstant, da sich die leicht rückläufigen Personalkosten mit den angestiegenen anderen Verwaltungsaufwendungen und Abschreibungen insgesamt kompensierten. Die Cost-Income-Ratio stieg um 3,9%-Punkte, bleibt mit 42,7% allerdings auf gutem Niveau.

Das Ergebnis vor Steuern ging in Folge der schwächeren operativen Geschäftsentwicklung um 9 Mio € bzw. 15,3% auf 50 Mio € zurück.



Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Kommerzielle Immobilienkunden

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	121	134	37	42	42	26	42
Provisionsüberschuss	35	30	11	13	11	8	10
Handelsergebnis	—	—	—	—	—	—	—
Saldo sonstige Aufwendungen/Erträge	1	3	—	1	—	– 2	—
Zinsunabhängige Erträge	36	33	11	14	11	6	10
OPERATIVE ERTRÄGE	157	167	48	56	53	32	52
Personalaufwand	– 7	– 9	– 2	– 3	– 2	– 3	– 3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	– 26	– 30	– 9	– 8	– 9	– 9	– 12
Verwaltungsaufwand	– 33	– 39	– 11	– 11	– 11	– 12	– 15
OPERATIVES ERGEBNIS	124	128	37	45	42	20	37
Aufwendungen für Restrukturierungen	—	—	—	—	—	—	—
Kreditrisikovorsorge	7	– 52	8	10	– 11	– 11	– 30
Finanzanlageergebnis und andere Posten[1]	– 4	– 6	– 3	– 1	—	5	– 6
ERGEBNIS VOR STEUERN	127	70	42	54	31	14	1
Cost-Income-Ratio in %	21,0	23,4	22,9	19,6	20,8	37,5	28,8

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Subdivision Kommerzielle Immobilienkunden

Das operative Ergebnis der Subdivision Kommerzielle Immobilienkunden reduzierte sich leicht um 3,1% auf 124 Mio € infolge der weiteren strategischen Volumensrückgänge. Positiv wirkten sich weitere Fortschritte im Ausbau des Dienstleistungsgeschäfts aus.

Im Rückgang der operativen Erträge um 6,0% schlägt sich der fortgeführte Abbau unprofitabler Portfolios mit einer Reduzierung des Zinsüberschusses von 9,7% im Vergleich zum Vorjahr nieder. Dabei wirkte sich das höhere Einlagenvolumen im Passivgeschäft teilweise kompensierend aus. Der Provisionsüberschuss profitierte von dem erfolgreichen Ausbau im Zinsderivate- und Beratungsgeschäft und konnte den Vorjahreswert signifikant um 16,7% übertreffen. Die Verwaltungsaufwendungen gingen auf Grund von Einsparungen bei den Personalkosten infolge des mit dem Volumensabbau einhergehenden Personalabbaus sowie geringerer sonstiger Verwaltungsaufwendungen deutlich um 15,4% zurück, sodass sich trotz rückläufiger operativer Erträge die Cost-Income-Ratio um 2,4%-Punkte auf 21,0% verbesserte.

In der positiven Entwicklung bei der Kreditrisikovorsorge (+59 Mio € gegenüber Vorjahr) spiegelt sich die verbesserte Portfolioqualität auf Grund der erfolgreichen Umsetzung des Restrukturierungsprogramms wider, sodass das Ergebnis vor Steuern kräftig um 81,4% auf 127 Mio € stieg.

Erfolgsrechnung der Division Markets & Investment Banking

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
Zinsüberschuss	**901**	**752**	**226**	**283**	**392**	**344**	**248**
Provisionsüberschuss	272	218	54	139	79	92	58
Handelsergebnis	844	658	26	463	355	79	193
Saldo sonstige Aufwendungen/Erträge	– 1	3	– 9	6	2	2	– 7
Zinsunabhängige Erträge	**1115**	**879**	**71**	**608**	**436**	**173**	**244**
OPERATIVE ERTRÄGE	**2016**	**1631**	**297**	**891**	**828**	**517**	**492**
Personalaufwand	–432	–368	– 78	–196	–158	–141	–117
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	–465	–435	–163	–169	–133	–172	–139
Verwaltungsaufwand	**–897**	**–803**	**–241**	**–365**	**–291**	**–313**	**–256**
OPERATIVES ERGEBNIS	**1119**	**828**	**56**	**526**	**537**	**204**	**236**
Aufwendungen für Restrukturierungen	—	—	—	—	—	– 1	—
Kreditrisikovorsorge	42	– 2	44	– 1	– 1	19	– 5
Finanzanlageergebnis und andere Posten[1]	238	58	16	7	215	–220	16
ERGEBNIS VOR STEUERN	**1399**	**884**	**116**	**532**	**751**	**2**	**247**
Cost-Income-Ratio in %	44,5	49,2	81,1	41,0	35,1	60,5	52,0

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Markets & Investment Banking

Im Rahmen der Reorganisation der Divisionen wurde der bisher in der Division Markets & Investment Banking geführte Bereich Global Financial Services (GFS) der Division Firmenkunden- & Kommerzielle Immobilienkunden zugeordnet. Um dennoch für die Division Markets & Investment Banking eine korrekte Geschäftsentwicklung zu zeigen, wurden alle Vorperioden entsprechend reorganisiert.

Die Division Markets & Investment Banking setzte im laufenden Jahr ihre erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte in den ersten neun Monaten 2007 das Ergebnis vor Steuern mit einem Zuwachs gegenüber dem Vorjahr von 58,3% erfreulich ausweiten. In absoluten Zahlen bedeutet dies eine Erhöhung des Ergebnisses um 515 Mio € auf 1399 Mio €.

Zu dieser positiven Entwicklung haben insbesondere das mit einem Zuwachs in Höhe von 291 Mio € deutlich verbesserte operative Ergebnis und der in der Position Finanzanlageergebnis und andere Posten vereinnahmte Gewinn aus der Veräußerung der Indexchange in Höhe von 219 Mio € beigetragen.

Die operativen Erträge stiegen um insgesamt 385 Mio € bzw. 23,6%. In diesem Zuwachs sind auch die Erträge der seit dem 1. April 2007 einbezogenen Investment Banking Aktivitäten der UBM enthalten. Aber auch ohne die Erträge aus den Investment Banking Aktivitäten der UBM stiegen die operativen Erträge gegenüber dem Vorjahr um erfreuliche 13,7%.

Das Handelsergebnis verbesserte sich gegenüber dem Vorjahr um 28,3% und profitierte dabei auch von der erstmaligen Einbeziehung der UBM mit einem Handelsergebnis in Höhe von insgesamt 285 Mio €. Im Vorjahresvergleich erhöhte sich insbesondere der Gewinnsaldo aus Finanzinstrumenten »Held for Trading« um rund ein Viertel.

Provisionsüberschuss und Zinsüberschuss, die beide von sehr guten Entwicklungen sowohl in den Bereichen Financing, Equity Derivatives als auch im Bereich Equities profitierten, konnten jeweils deutlich zulegen. Außerdem konnten im Zinsüberschuss deutlich höhere Dividenden aus Private Equities erzielt werden.

Auf Grund der Markttturbulenzen haben sich die operativen Erträge im dritten Quartal 2007 mit 297 Mio € gegenüber den außerordentlich erfolgreichen Vorquartalen (Q1 2007: 828 Mio €; Q2 2007: 891 Mio €) deutlich ermäßigt. Trotzdem war die Division auf Grund der diversifizierten Aufstellung in der Lage, ein positives operatives Ergebnis zu erzielen. Dabei wirkten sich höhere Fundingkosten und die Belastungen im Handelsergebnis bei Structured Credit-Produkten auf Grund des illiquiden Marktes negativ aus. Dies konnte jedoch durch sehr gute Ergebnisse in den anderen Business Lines aufgefangen werden. Insbesondere der Bereich FICC (Fixed Income, Commodities and Currencies) erzielte auch im dritten Quartal 2007 ein sehr gutes Ergebnis.

Der Anstieg der Verwaltungsaufwendungen um 11,7% geht insbesondere auf die erstmalige Einbeziehung der Investment Banking Aktivitäten der früheren UBM zurück. Die Cost-Income-Ratio verbesserte sich dank der guten Ertragsdynamik erheblich um 4,7%-Punkte auf 44,5% gegenüber den ersten neun Monaten 2006.

Erfolgsrechnung der Division Sonstige/Konsolidierung

ERTRÄGE/AUFWENDUNGEN	1.1.–30.9.2007 in Mio €	1.1.–30.9.2006 in Mio €	3. QUARTAL 2007 in Mio €	2. QUARTAL 2007 in Mio €	1. QUARTAL 2007 in Mio €	4. QUARTAL 2006 in Mio €	3. QUARTAL 2006 in Mio €
OPERATIVE ERTRÄGE	502	89	151	150	201	2	– 4
Verwaltungsaufwand	– 199	– 232	– 59	– 39	– 101	– 22	– 88
OPERATIVES ERGEBNIS	303	– 143	92	111	100	– 20	– 92
Aufwendungen für Restrukturierungen	– 6	– 14	– 3	– 3	—	– 30	– 12
Kreditrisikovorsorge	– 298	– 324	– 98	– 114	– 86	– 178	– 91
Finanzanlageergebnis und andere Posten[1]	122	24	– 6	79	49	– 36	– 10
ERGEBNIS VOR STEUERN	121	– 457	– 15	73	63	– 264	– 205

1 Beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen.

Entwicklung in der Division Sonstige/Konsolidierung

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Ergebnisbeiträge aus dem Special Credit Portfolio, dem Real Estate Restructuring Portfolio sowie den Konsolidierungseffekten.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 89 Mio € im Vorjahr auf 502 Mio € in den ersten neun Monaten 2007. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist. Dabei schlagen sich neben der Verzinsung des Kaufpreises (vereinnahmt im ersten Quartal 2007) und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteiligungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder. Daneben konnten gegenüber dem Vorjahr die Verwaltungsaufwendungen um 33 Mio € bzw. 14,2% reduziert werden, was im Wesentlichen auf striktes Kostenmanagement in den internen Dienstleistungsbereichen und dem damit einhergehenden Personalabbau zurückzuführen ist. Die Kreditrisikovorsorge, die im Wesentlichen auf das Special Credit Portfolio entfällt, reduzierte sich um 8,0% auf 298 Mio €. Zu dem höheren Ergebnisbeitrag aus der Position »Finanzanlageergebnis und andere Posten« führten insbesondere die Veräußerungsgewinne Nordinvest (47 Mio €) und Münchener Rückversicherungs-Gesellschaft (113 Mio €). Im Vorjahr waren in dieser Position unter anderem die Veräußerungsgewinne Babcock & Brown (55 Mio €) und Lufthansa (40 Mio €) enthalten. Das Ergebnis vor Steuern verbesserte sich nach den ersten neun Monaten dieses Geschäftsjahres auf 121 Mio € nach –457 Mio € im entsprechenden Vorjahreszeitraum.

2 Zinsüberschuss

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Zinserträge:		
Kredit- und Geldmarktgeschäfte	8489	7987
Sonstige Zinserträge	4358	2447
Zinsaufwendungen:		
Verbindlichkeiten gegenüber Kreditinstituten und Kunden	–4496	–3641
Verbriefte Verbindlichkeiten und sonstige Zinsaufwendungen	–5546	–4471
Überschuss aus originärem Zinsgeschäft	**2805**	**2322**
Dividenden und ähnliche Erträge aus Kapitalinvestitionen:		
Dividenden und ähnliche Erträge	256	178
Erträge aus nach der Equity Methode bewerteten Unternehmen	6	6
Insgesamt	**3067**	**2506**

3 Provisionsüberschuss

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Management-, Makler- und Consultantdienstleistungen	681	688
Zahlungsverkehrsdienstleistungen	180	185
Kreditgeschäft und sonstiges Dienstleistungsgeschäft	479	483
Insgesamt	**1340**	**1356**

Der Provisionsüberschuss setzt sich aus Provisionserträgen in Höhe von 1 823 Mio € (Vorjahr: 1 663 Mio €) saldiert mit Provisionsaufwendungen in Höhe von 483 Mio € (Vorjahr: 307 Mio €) zusammen. Bei der Entwicklung des Provisionsüberschusses gegenüber dem Vorjahr ist zu berücksichtigen, dass im Provisionsüberschuss 2006 noch die Erfolgsbeiträge der verkauften Activest Gesellschaften (nur bis 30. Juni 2006), der Indexchange und der Nordinvest enthalten sind und sich deshalb im Vergleich zum Vorjahr ein nachteiliger Effekt ergibt. Dagegen wirkt sich die erstmalige Einbeziehung der Investment Banking Aktivitäten der UBM sowie der PlanetHome Gruppe positiv aus. Bereinigt um Erst- und Entkonsolidierungs- sowie Währungseffekte wurde das Niveau des Vorjahres um 2,9% übertroffen.

4 Handelsergebnis

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Nettogewinne aus Finanzinstrumenten, held for Trading	408	327
Dividenden aus Finanzinstrumenten, held for Trading	321	325
Realisierte Gewinne aus Private Equity[1]	118	—
Sonstiges Handelsergebnis	10	21
Insgesamt	**857**	**673**

1 Erfasst werden hier die Erfolge aus dem Verkauf aktiv gemanagter Beteiligungsbestände im Private Equity Business. Die im Vorjahr angefallenen Erfolge (rund 27 Mio €) wurden nicht angepasst. Sie wurden im Finanzanlageergebnis ausgewiesen.

5 Saldo sonstige Aufwendungen/Erträge

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Sonstige Erträge	210	148
Sonstige Aufwendungen	–147	–109
Saldo sonstige Aufwendungen/Erträge	**63**	**39**

6 Kreditrisikovorsorge

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Zuführungen	–1198	–1307
Auflösungen	643	588
Eingänge auf abgeschriebene Forderungen	59	81
Insgesamt	**–496**	**–638**

7 Finanzanlageergebnis

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Realisierungserfolge aus dem Verkauf von	**436**	**710**
zur Veräußerung verfügbaren finanziellen Vermögenswerten und bis zur Endfälligkeit gehaltenen Finanzinvestitionen	158	171
Anteilen an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	1	12
konsolidierten Tochterunternehmen	264	521
Grundstücken und Gebäuden	13	6
Abschreibungen und Wertberichtigungen auf	**– 46**	**– 21**
zur Veräußerung verfügbare finanzielle Vermögenswerte und bis zur Endfälligkeit gehaltene Finanzinvestitionen	– 42	– 19
Grundstücke und Gebäude	– 4	– 2
Insgesamt	**390**	**689**

In den Realisierungserfolgen aus konsolidierten Tochterunternehmen in Höhe von 264 Mio € sind die Gewinne aus der Veräußerung der Indexchange in Höhe von 219 Mio € und der Nordinvest in Höhe von 47 Mio € enthalten.

Die Realisierungserfolge aus zur Veräußerung verfügbaren finanziellen Vermögenswerten sind im Wesentlichen auf den Verkaufsgewinn der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio € zurückzuführen.

8 Erfolgsrechnung und Ergebnis je Aktie aufgegebener Geschäftsbereiche

In 2007 sind im Finanzanlageergebnis der Erfolgsrechnung aufgegebener Geschäftsbereiche die Veräußerungsgewinne der BA-CA Gruppe, der IMB, der AS UniCredit Bank, der HVB Bank Ukraine sowie der HVB AG Filialen Tallinn und Vilnius in Höhe von 3 782 Mio € vor Steuern enthalten. Die auf diese Veräußerungsgewinne entfallenden Steuern gemäß IFRS betragen insgesamt 84 Mio €. Daneben sind in 2007 auch die Erträge und Aufwendungen der HVB AG Filialen Tallinn und Vilnius bis 1. März 2007 (Economic Completion Date) ausgewiesen. Die Vorjahreszahlen enthalten dagegen die Erträge und Aufwendungen aus der Geschäftstätigkeit aller als aufgegebene Geschäftsbereiche definierten Gesellschaften und Filialen.

Erfolgsrechnung aufgegebener Geschäftsbereiche:

in Mio €	1.1.–30.9. 2007	1.1.–30.9. 2006
Zinsüberschuss	1	2 202
Provisionsüberschuss	—	1 321
Handelsergebnis	—	387
Saldo sonstige Aufwendungen/Erträge	—	49
OPERATIVE ERTRÄGE	**1**	**3 959**
Verwaltungsaufwand	– 1	– 2 211
OPERATIVES ERGEBNIS	**—**	**1 748**
Zuführungen zu Rückstellungen	—	– 6
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—
Aufwendungen für Restrukturierungen	—	– 3
Kreditrisikovorsorge	—	– 419
Finanzanlageergebnis	3 782	698
Andere nicht operative Aufwendungen	—	—
ERGEBNIS VOR STEUERN	**3 782**	**2 018**
Ertragsteuern	– 84	– 256
ERGEBNIS NACH STEUERN	**3 698**	**1 762**
Fremdanteile am Ergebnis	—	– 518
GEWINN/VERLUST	**3 698**	**1 244**

Ergebnis je Aktie aufgegebener Geschäftsbereiche:

Ergebnis je Aktie in €	1.1.–30.9. 2007	1.1.–30.9. 2006
	4,71	1,65

9 Ergebnis je Aktie

HVB GROUP GESAMT	1.1.–30.9. 2007	1.1.–30.9. 2006
Gewinn (in Mio €)	5 145	2 548
Durchschnittliche Anzahl der Aktien	785 155 495	750 699 140
Ergebnis je Aktie in €	6,55	3,39

HVB GROUP NEU	1.1.–30.9. 2007	1.1.–30.9. 2006
Gewinn (in Mio €)	1 447	1 304
Gewinn (bereinigt)[1] in Mio €	1 257	789
Durchschnittliche Anzahl der Aktien	785 155 495	750 699 140
Ergebnis je Aktie in €	1,84	1,74
Ergebnis je Aktie (bereingt)[1] in €	1,60	1,05

1 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG, um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform; 2006 bereinigt um den Veräußerungsgewinn Activest Gesellschaften sowie um Aufwendungen für Restrukturierungen.

ANGABEN ZUR BILANZ

10 Erläuterungen zur Anpassung der Bilanzgliederung an den Ausweis in der UniCredit Gruppe

In dem vorliegenden Zwischenbericht wurde die Bilanz im Rahmen der im letzten Jahr begonnenen Vereinheitlichung der externen Finanzberichterstattung auf die seit Jahren in der Kapitalmarktkommunikation der UniCredit üblichen Struktur umgestellt.

Neue Bilanzstruktur

Aktiva	31.12.2006 in Mio €
Barreserve	508
Handelsaktiva	107628
Finanzielle Vermögenswerte, designiert als aFVtPL[1]	11728
Zur Veräußerung verfügbare finanzielle Vermögenswerte	6504
Bis zur Endfälligkeit gehaltene Finanzinvestitionen	471
Forderungen an Kreditinstitute	43847
Forderungen an Kunden	164031
Hedging-Derivative	842
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	688
Sachanlagen	1993
Immaterielle Vermögenswerte	808
darunter: Goodwill	422
Ertragsteueransprüche	2745
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	164451
Sonstige Aktiva	1789
Summe der Aktiva	**508033**

1 at fair value through profit or loss

Bisherige Bilanzstruktur

Aktiva	31.12.2006 in Mio €
Barreserve	3211
Handelsaktiva	107211
Forderungen an Kreditinstitute	41264
Forderungen an Kunden	169998
Wertberichtigungen auf Forderungen	– 6068
Finanzanlagen	19845
Sachanlagen	1547
Immaterielle Vermögenswerte	808
Ertragsteueransprüche	2745
Sonstige Aktiva	3021
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	164451
Summe der Aktiva	**508033**

Neue Bilanzstruktur

Verbindlichkeiten	31.12.2006 in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	86571
Verbindlichkeiten gegenüber Kunden	92751
Verbriefte Verbindlichkeiten	87568
Handelspassiva	60768
Hedging-Derivate	764
Veränderungen des beizulegenden Zeitwerts von finanziellen Verbindlichkeiten im Portfolio Fair Value Hedge	0
Ertragsteuerverpflichtungen	1378
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	152920
Sonstige Passiva	3891
Rückstellungen	1434
Eigenkapital	19988
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	16690
Gezeichnetes Kapital	2252
Kapitalrücklage	8885
Eigene Aktien	−2
Andere Rücklagen	4061
Bewertungsänderungen von Finanzinstrumenten	872
AfS-Rücklage	1195
Hedge-Rücklage	−323
Konzerngewinn 2006	622
Anteile in Fremdbesitz	3298
Summe der Passiva	**508033**

Bisherige Bilanzstruktur

Verbindlichkeiten	31.12.2006 in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	85672
Verbindlichkeiten gegenüber Kunden	92136
Verbriefte Verbindlichkeiten	76938
Handelspassiva	59962
Rückstellungen	1683
Ertragsteuerverpflichtungen	1378
Sonstige Passiva	5214
Nachrangkapital	12142
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten von zur Veräußerung gehaltenenen Veräußerungsgruppen	152920
Eigenkapital	19988
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	16690
Gezeichnetes Kapital	2252
Kapitalrücklage	8883
Andere Rücklagen	4061
Bewertungsänderungen von Finanzinstrumenten	872
AfS-Rücklage	1195
Hedge-Rücklage	−323
Konzerngewinn 2006	622
Anteile in Fremdbesitz	3298
Summe der Passiva	**508033**

Die wesentlichen Unterschiede zwischen dem neuen Bilanzausweis nach dem UniCredit-Schema und der bisherigen Gliederung der HVB sind nachfolgend dargestellt:

- Die Barreserve enthält nur noch den Kassenbestand und täglich fällige Guthaben bei Zentralnotenbanken. Andere Guthaben bei Zentralnotenbanken werden unter den Forderungen an Kreditinstitute ausgewiesen.

- Die Forderungen an Kreditinstitute und Kunden wurden um die jeweils darauf gebildeten Wertberichtigungsbestände gekürzt (Nettoausweis).

- Die bisherige Bilanzposition Finanzanlagen wurde neben kleineren anderen Umschichtungen im Wesentlichen analog der Bestandskategorien des IFRS aufgeteilt in die Bilanzpositionen

  - Finanzielle Vermögenswerte, designiert als aFVtPL (at fair value through profit or loss),
  - Zur Veräußerung verfügbare finanzielle Vermögenswerte und
  - Bis zur Endfälligkeit gehaltene Finanzinvestitionen.

- Hedging-Derivate, die bislang bei der HVB unter Sonstige Aktiva/Passiva ausgewiesen wurden, stellen wir in separaten Bilanzpositionen dar.

- Das in der HVB-Gliederung bisher separat ausgewiesene Nachrangkapital wurde nunmehr den jeweiligen Bilanzpositionen Verbriefte Verbindlichkeiten bzw. Verbindlichkeiten gegenüber Kreditinstituten oder Kunden zugeordnet.

11 Handelsaktiva

in Mio €	30.9.2007	31.12.2006
Bilanzielle Finanzinstrumente		
Festverzinsliche Wertpapiere	64891	49248
Eigenkapitalinstrumente	16133	16494
Sonstige bilanzielle Handelsaktiva	38319	6355
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	**61721**	**35531**
Insgesamt	**181064**	**107628**

12 Zur Veräußerung verfügbare finanzielle Vermögenswerte

in Mio €	30.9.2007	31.12.2006
Festverzinsliche Wertpapiere	3274	2720
Eigenkapitalinstrumente	2946	2690
Sonstige zur Veräußerung verfügbare finanzielle Vermögenswerte	1520	1094
Insgesamt	**7740**	**6504**

13 Forderungen an Kreditinstitute

in Mio €	30.9.2007	31.12.2006
Forderungen an Zentralnotenbanken	**551**	**3162**
Forderungen an Kreditinstitute	**48621**	**40685**
Kontokorrentkonten	9516	8433
Sonstige Forderungen	39105	32252
Insgesamt	**49172**	**43847**

14 Forderungen an Kunden

in Mio €	30.9.2007	31.12.2006
Kontokorrentkonten	11497	17949
Sonstige Forderungen an Kunden	152055	146082
Insgesamt	**163552**	**164031**

15 Vermögenswerte aufgegebener Geschäftsbereiche

Aktiva	30.9.2007 in Mio €	31.12.2006 in Mio €
Barreserve	—	2246
Handelsaktiva	—	17188
Finanzielle Vermögenswerte, designiert als aFVtPL[1]	—	487
Zur Veräußerung verfügbare finanzielle Vermögenswerte	—	9724
Bis zur Endfälligkeit gehaltene Finanzinvestitionen	—	5962
Forderungen an Kreditinstitute	—	33314
Forderungen an Kunden	—	85757
Hedging-Derivate	—	1207
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	—	1588
Sachanlagen	—	1450
Immaterielle Vermögenswerte	—	1984
Ertragsteueransprüche	—	1022
Sonstige Aktiva	—	1518
Summe der Aktiva	**—**	**163447**

1 at fair value through profit or loss

Zum Berichtsstichtag 30. September 2007 sind sämtliche per 31. Dezember 2006 als aufgegebene Geschäftsbereiche definierten Gesellschaften und Filialen verkauft bzw. übertragen, und zwar die BA-CA Gruppe, die IMB, die AS UniCredit Bank und die HVB Bank Ukraine im ersten Quartal 2007 und die HVB AG Filialen Tallinn und Vilnius im dritten Quartal 2007.

16 Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. Als wesentlicher Sachverhalt ist in dieser Position per 30. September 2007 die Financial Markets Service Bank GmbH (FMS-Bank) enthalten. Gemäß Vertrag vom 3. Juli 2007 wird die HVB die Wertpapierabwicklung und -verwahrung an den französischen Finanzdienstleister CACEIS übertragen. Der Verkauf soll bis Ende des Jahres 2007 erfolgen.

17 Verbindlichkeiten gegenüber Kreditinstituten

in Mio €	30.9.2007	31.12.2006
Verbindlichkeiten gegenüber Zentralnotenbanken	**10899**	**16320**
Verbindlichkeiten gegenüber Kreditinstituten	**72576**	**70251**
Kontokorrentkonten	15106	6433
Sonstige Verbindlichkeiten	57470	63818
Insgesamt	**83475**	**86571**

18 Verbindlichkeiten gegenüber Kunden

in Mio €	30.9.2007	31.12.2006
Kontokorrentkonten	34899	37120
Sonstige Verbindlichkeiten gegenüber Kunden	70853	55631
Insgesamt	**105752**	**92751**

19 Verbriefte Verbindlichkeiten

in Mio €	30.9.2007	31.12.2006
Börsennotierte Wertpapiere	**60266**	**63551**
Schuldinstrumente	57809	61369
Sonstige Wertpapiere	2457	2182
Nicht börsennotierte Wertpapiere	**24053**	**24017**
Schuldinstrumente	23557	23759
Sonstige Wertpapiere	496	258
Insgesamt	**84319**	**87568**

20 Verbindlichkeiten aufgegebener Geschäftsbereiche

Die Verbindlichkeiten der aufgegebenen Geschäftsbereiche gliedern sich wie folgt auf:

in Mio €	30.9.2007	31.12.2006
Verbindlichkeiten gegenüber Kreditinstituten	—	50495
Verbindlichkeiten gegenüber Kunden	—	59957
Verbriefte Verbindlichkeiten	—	25485
Handelspassiva	—	5237
Finanzielle Verbindlichkeiten, designiert als aFVtPL[1]	—	1731
Hedging-Derivate	—	1440
Ertragsteueransprüche	—	655
Sonstige Passiva	—	2157
Rückstellungen	—	4521
Summe der Verbindlichkeiten	**—**	**151678**

1 at fair value through profit or loss

Bezüglich der Entwicklung dieses Bilanzpostens verweisen wir auf die Erläuterungen in der Note 15 »Vermögenswerte aufgegebener Geschäftsbereiche«.

21 Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen

Bezüglich der Entwicklung dieser Bilanzposition verweisen wir auf die Erläuterungen in der Note 16 »Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen«.

22 Rückstellungen

in Mio €	30.9.2007	31.12.2006
Rückstellungen für Pensionen und ähnliche Verpflichtungen	136	190
Sonstige Rückstellungen	1303	1244
Insgesamt	**1439**	**1434**

In den sonstigen Rückstellungen sind Restrukturierungsrückstellungen in Höhe von 227 Mio € (Vorjahr: 243 Mio €) enthalten.

23 Eigene Aktien

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch den Hauptversammlungsbeschluss der HVB AG vom 23. Mai 2006 und 27. Juni 2007 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 1 112 842 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 1 137 102 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 38,63 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 38,48 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 3,3 Mio € bzw. 0,1% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 23858 Stück Aktien, das entspricht einem Betrag von 0,07 Mio € bzw. 0,003% des Grundkapitals.

Am 30. September 2007 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 77025 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,2 Mio € bzw. einem Anteil von 0,01% des Grundkapitals.

SONSTIGE ANGABEN

24 Eventualverbindlichkeiten und andere Verpflichtungen

In Mio €	30.9.2007	31.12.2006
Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	28401	24977
Unwiderrufliche Kreditzusagen	48404	45243
Sonstige andere Verpflichtungen	15716	13055
Insgesamt HVB Group neu	**92521**	**83275**
Aufgegebene Geschäftsbereiche und zur Veräußerung gehaltene Vermögensgruppen	—	23622
Insgesamt HVB Group gesamt	**92521**	**106897**

25 Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Die im Vergleich zum Jahresende 2006 zu verzeichnende deutliche Erhöhung des derivativen Geschäftsvolumens ist vorrangig auf die zum 1. April 2007 erfolgte Einbringung des Investment Banking Geschäfts der UBM in die HVB AG zurückzuführen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 30. September 2007 für die HVB Group neu ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 62,2 Mrd € (31. Dezember 2006: 36,4 Mrd €). Entsprechend der bankaufsichtsrechtlichen Solvabilitätsverordnung (zuvor: Grundsatz I) errechnen sich daraus – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 34,1 Mrd € (HVB Group gesamt[1] zum 31. Dezember 2006[1] 20,1 Mrd €); nach individueller Bonitätsgewichtung verbleiben 9,0 Mrd € (HVB Group gesamt[1] zum 31. Dezember 2006: 5,9 Mrd €).

1 HVB Group gesamt zum 31. Dezember 2006, d. h. ohne pro forma Einbeziehung der UBM

In Mio €	Nominalvolumen 30.9.2007	Nominalvolumen 31.12.2006	Positive Marktwerte 30.9.2007	Positive Marktwerte 31.12.2006	Negative Markwerte 30.9.2007	Negative Markwerte 31.12.2006
Zinsbezogene Geschäfte	3187680	1467841	34065	19062	33495	20502
Währungsbezogene Geschäfte	484551	259269	5836	3872	5083	3679
Aktien-/Indexbezogene Geschäfte	296683	205253	18949	10396	19402	10602
Kreditderivate	368310	252068	2939	2748	3831	3231
Sonstige Geschäfte	4191	3071	450	295	346	291
Insgesamt HVB Group neu	**4341415**	**2187502**	**62239**	**36373**	**62157**	**38305**

26 Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des so genannten »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2006, Seite 89 f.).

Value-at-Risk[1]

In Mio €	30.9.2007	31.12.2006
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	14	12
Währungsbezogene Geschäfte	3	3
Aktien-/Indexbezogene Geschäfte	9	4
Diversifikationseffekt	–10	–6
Insgesamt	**16**	**13**

1 Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Gremien

MITGLIEDER DES AUFSICHTSRATS

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf

Sergio Ermotti

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Günter Guderley

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Roberto Nicastro

Vittorio Ogliengo

Panagiotis Sfeliniotis
seit 1.7.2007

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder
bis 30.6.2007

MITGLIEDER DES VORSTANDS

Willibald Cernko
Division Privat- und Geschäftskunden

Stefan Ermisch
Division Markets & Investment Banking
Innenorganisation, Integration und Etablierung der globalen Investment Banking Aktivitäten
seit 21.3.2007

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
Division Firmen- & Kommerzielle Immobilienkunden

Ronald Seilheimer
Division Markets & Investment Banking
Marktseite

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

Quartalsübersicht

HVB Group

Erfolgszahlen (in Mio €)	3. QUARTAL 2007	2. QUARTAL 2007	1. QUARTAL 2007	4. QUARTAL 2006	3. QUARTAL 2006
Zinsüberschuss	923	1 003	1 141	893	803
Provisionsüberschuss	365	488	487	397	371
Handelsergebnis	38	469	350	95	191
Saldo sonstige Aufwendungen/Erträge	14	22	27	– 7	– 4
OPERATIVE ERTRÄGE	**1 340**	**1 982**	**2 005**	**1 378**	**1 361**
Verwaltungsaufwand	– 839	– 943	– 955	– 906	– 919
OPERATIVES ERGEBNIS	**501**	**1 039**	**1 050**	**472**	**442**
Zuführungen zu Rückstellungen	– 7	– 19	– 6	– 91	– 27
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—	—
Aufwendungen für Restrukturierungen	– 3	– 3	—	– 41	– 16
Kreditrisikovorsorge	– 106	– 181	– 209	– 295	– 226
Finanzanlageergebnis	7	113	270	– 18	551
Andere nicht operative Aufwendungen	—	—	—	– 153	—
ERGEBNIS VOR STEUERN	**392**	**949**	**1 105**	**– 126**	**724**
Ertragsteuern	– 309	– 326	– 291	500	– 60
ERGEBNIS NACH STEUERN	**83**	**623**	**814**	**374**	**664**
Fremdanteile am Ergebnis	– 30	– 22	– 21	– 38	– 14
GEWINN/VERLUST DER HVB GROUP NEU	**53**	**601**	**793**	**336**	**650**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	8	1	3 689	1 695	297
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	—	—	—	– 159	– 105
GEWINN/VERLUST DER HVB GROUP GESAMT	**61**	**602**	**4 482**	**1 872**	**842**
Ergebnis je Aktie[1] in € HVB Group neu	0,30	0,60	0,70	0,45	0,18

1 3. Quartal 2007 bereinigt um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform; unbereinigt beträgt das Ergebnis je Aktie 0,04 €.
2. Quartal 2007 bereinigt um den Veräußerungsgewinn Münchener Rückversicherungs-Gesellschaft AG und Aufwendungen für Restrukturierungen; unbereinigt beträgt das Ergebnis je Aktie 0,74 €.
1. Quartal 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange; unbereinigt beträgt das Ergebnis je Aktie 1,06 €.
4. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinn Münchener Rückversicherungs-Gesellschaft AG, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen; unbereinigt beträgt das Ergebnis je Aktie 0,44 €.
3. Quartal 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn Activest Gesellschaften; unbereinigt beträgt das Ergebnis je Aktie 0,87 €.

HVB Group

	30.9.2007	30.6.2007	31.3.2007	31.12.2006	30.9.2006
Kennzahlen in %					
Eigenkapitalrentabilität nach Steuern, bereinigt[2]	14,0	17,5	18,6	11,1	10,4
Eigenkapitalrentabilität nach Steuern	16,4	25,0	29,4	15,9	16,8
Cost-Income-Ratio (gemessen an den operativen Erträgen)	51,4	47,6	47,6	62,1	61,0
Bilanzzahlen in Mrd €					
Bilanzsumme	426,4	437,6	362,9	508,0	495,1
Bilanzielles Eigenkapital	23,4	23,4	22,6	20,0	18,5
Bankaufsichtsrechtliche Kennzahlen nach KWG					
Kernkapital in Mrd €	22,6[3]	22,8[3]	21,3[3]	18,3	17,1
Risikoaktiva in Mrd €	142,6	144,2	139,4	219,3	236,0
Kernkapitalquote in %	15,9[3]	15,8[3]	15,3[3]	8,4	7,3
Aktie					
Börsenkurs in €	41,22	41,98	39,78	33,03	34,50
Börsenkapitalisierung in Mrd €	33,1	33,7	29,9	24,8	25,9
Mitarbeiter	25363	24967[1]	24861[1]	50659	60881
Geschäftsstellen	850	847[1]	788[1]	1877	2378

1 ohne aufgegebene Geschäftsbereiche.
2 30. September 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG, um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform.
30. Juni 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG sowie um Aufwendungen für Restrukturierungen.
31. März 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche sowie um den Veräußerungsgewinn Indexchange.
31. Dezember 2006 bereinigt um Aufwendungen für Restrukturierungen, Sondereffekt Kreditrisikovorsorge, Veräußerungsgewinne Activest Gesellschaften und Münchener Rückversicherungs-Gesellschaft AG, Bewertungsaufwendungen für den angekündigten Verkauf eines nicht strategischen Immobilienportfolios sowie andere nicht operative Aufwendungen.
30. September 2006 bereinigt um Aufwendungen für Restrukturierungen und den Veräußerungsgewinn Activest Gesellschaften.
3 Kernkapital und Kernkapitalquote 31. März 2007, 30. Juni 2007 und 30. September 2007 inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche.

Finanzkalender

TERMINE 2007

Zwischenbericht zum 30. September 2007	Erscheinungstermin: 14. November 2007

TERMINE 2008

Veröffentlichung des Jahresabschlusses 2007	Erscheinungstermin: 13. März 2008
Zwischenbericht zum 31. März 2008	Erscheinungstermin: 8. Mai 2008
Halbjahresfinanzbericht zum 30. Juni 2008	Erscheinungstermin: 5. August 2008

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht oder zu unseren Zwischenberichten haben, wenden Sie sich bitte an unsere Abteilung Investor Relations:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvb.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvb.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) auf unserer Website abrufen:
www.hvb.com/geschaeftsbericht und
www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

HypoVereinsbank

Member of UniCredit Group

5005 7295

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

HypoVereinsbank: Nine-Month and Third Quarter Results 2007

Analysts' Presentation

November 14, 2007

Content

Key Highlights of 9-Month 2007 Results

- Net profit 9M/07 was €1,447 m (+11.0% yoy despite lower one-offs, also due to €190 m non-recurrent charge due to the German tax reform); Adjusted net profit of €1,257 m up by 59.3%

- Total revenues rose by a solid 16.5% yoy in 9M/07, driven by net interest income and trading profits; revenues almost stable yoy in Q3/07 (-1.5%), despite much lower trading profits due to the financial market crisis

- Operating costs decreased yoy in 9M/07 (-1.9%); the big differential in the growth of revenues and costs resulted in a large drop in the Cost-income ratio: -9.6 p.p. yoy

- Healthy operating profit growth across all divisions in 9M/07; MIB profitable also in Q3/07 despite difficult financial market conditions

- Asset quality again improving in Q3/07; ytd reduction in net impaired loans is now a strong € 2.4 bn

Key financials

	9M/07	%ch. yoy	% change yoy ex FX & consol. effects	Q3/07	% ch. on Q3/06	% ch. on Q3/06 ex FX & consol. effects	% ch. on Q2/07
Total Revenues	**5,327**	**+16.5**	**+15.5**	**1,340**	**-1.5**	**-7.2**	**-32.4**
Operating Costs	(2,737)	-1.9	-2.8	(839)	-8.7	-13.1	-11.0
Operating Profit	**2,590**	**+45.1**	**+43.3**	**501**	**+13.3**	**+4.5**	**-51.8**
Net-write downs of loans	(496)	-22.3	-22.5	(106)	-53.1	-53.1	-41.4
Profit before tax	**2,446**	**+40.3**	**+37,6**	**392**	**-45.9**	**-50.8**	**-58.7**
Adjusted Profit before tax[1)]	**2,027**	**+64.8**	**+61.6**	**395**	**+90.8**	**+69.6**	**-52.9**
Net Profit	**1,447**	**+11.0**	**+9.5**	**53**	**-91.8**	**-94.8**	**-91.2**
Adjusted Net Profit[1)]	**1,257**	**+59.3**	**+56.6**	**245**	**+84.2**	**+62.6**	**-50.0**
Cost-income ratio, %	51.4	-9.6 p.p.	-9.5 p.p.	62.6	-4.9 p.p.	-4.2 p.p.	+15.0 p.p.

- Net profit adjusted for one-offs and for FX and consolidation effects increased by 56.6% in 9M/07, despite turmoil on financial markets

[1)] Adjustments in 9M/07 (pre-tax): €219 m disposal gain on Indexchange (Q1); €93 m one-off interest component for transferred assets (Q1); €113 m disposal gain on Munich Re (Q2); €6 m restructuring costs (€3 m in Q2; €3 m in Q3). Net profit also adjusted for -€190 m tax expense due to the German tax reform (Q3).
Adjustments in 9M/06 (pre-tax): €19 m restructuring costs (€3 m in Q2; €16 m in Q3); €533 m disposal gain on Activest companies (Q3).

HypoVereinsbank

Member of UniCredit Group

Key performance indicators

%	9M/07	9M/06	Change in p.p.
Adjusted RoE before Taxes[1]	22.4	16.3	+6.1 p.p.
Adjusted RoE after Taxes[1]	14.0	10.4	+3.6 p.p.
Revenues/ RWA [2]	4.7	3.9	+0.8 p.p.

	9M/07	FY/06	Change in p.p.
Total RWA (bn) [2]	156.7	144.9	+8.1%
Core Tier I ratio (%)[2]	13.0	13.3	-0.3 p.p.
Tier I ratio (%)[2]	14.5	14.9	-0.4 p.p.
Total Capital ratio (%)[2]	18.6	19.9	-1.3 p.p.

- Adjusted ROE after taxes, calculated on allocated capital, is up by 3.6 p.p. yoy to 14.0% driven by net profit growth
- Revenues/RWA rise yoy by a solid 0.8 p.p. driven by higher revenues
- RWA up by 8.1% ytd, leading to a modest decline of capital ratios
- RWA growth partly due to the consolidation of UBM. Net of this the operating business still shows growth, while non-strategic assets experience a remarkable reduction

1) Calculated on allocated capital (defined as 6.8% of average RWA). Net profit used for calculation adjusted for the interests on excess capital. Further adjustments to numerator in 9M/07: disposal gain on Indexchange and Munich Re, one-off interest component for transferred assets, restructuring costs, one-off tax expense due to German tax reform; Further adjustments to numerator in 9M/06: restructuring costs. Disposal gain on Activest companies.

2) Figures refer to HVB new (ex discontinued operations), include market risk positions and are pro-formed for disposal gains on the asset transfers.

Content

Revenues: solid yoy growth trend in 9M/07, despite the financial market crisis



Net interest income, ex div. (€m)
+20.8% yoy
2,322
2,805
+16.4% yoy
766
839
892
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Net commission income (€m)
-1.2% yoy
1,356
1,340
-1.6% yoy
371
488
365
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Trading income (€m)
+27.3% yoy
673
857
-80.1% yoy
191
469
38
9M/06 9M/07
Q3/06 Q2/07 Q3/07

- Net interest income increase in 9M/07 by over 20% yoy, benefiting from the return on the cash inflow from BA-CA/CEE disposals[1]. Adjusted for all the effects of the results on cash and for FX and consolidation effects the rise is 6.8% yoy, supported by still strong trading related interests
- Net of FX and consolidation effects net commissions rose by 2.9% yoy in 9M07, with good development of fees related to the lending business (arrangement/underwriting/participation) and higher fees from the sale of bonds partly offsetting lower fees from sale of equities and other investment products
- Trading income rose by 27.3% yoy, but posted -13.6% net of FX and consolidation effects. The yoy decrease stemmed from the recent financial market crisis; in Q3/07, despite the turmoil, HVB recorded net trading gains, thanks to private equity profits but also to the good development of most desks, which overall offset the negative results from structured credit

[1] Also including in Q1/07 €93 m one-off interest component of the price of transferred assets.

HypoVereinsbank Member of UniCredit Group

Operating costs: strict control leading to yoy decline



Staff expenses (€m)
-5.8% yoy
1,699
1,601
-19% yoy
558
578
452
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Other admin. expenses (€m)
+9.9% yoy
867
953
13.1% yoy
289
306
327
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Depreciation (€m)
-17.9% yoy
223
183
-16.7decline% yoy
72
59
60
9M/06 9M/07
Q3/06 Q2/07 Q3/07

- Group operating costs declined yoy in 9M/07(-1.9%), despite the sharp increase in revenues. Net of FX and deconsolidation effects the decline was a pleasant 2.8%, with efficiency measures more than offsetting the impact of the VAT increase coupled with price rises
- Staff costs declined by almost 6% yoy, driven by the FTE reduction; big yoy drop in Q3/07 as the effect of lower FTE was compounded by lower bonus accruals in MIB
- Other administrative expenses rose by 9.9% yoy. Net of FX and consolidation effects the yoy growth in 9M/07 was 6.5%, with the majority of the cost increase due to higher IT spending following the outsourcing of IT services
- Depreciation decreased by 17.9% yoy (16.1% net of FX and consolidation effects) due to lower software and real estate depreciation

HypoVereinsbank Member of UniCredit Group

FTEs: around 5% reduction ytd in 9M/07, net of new consolidations

Group FTE



-1.5% ytd
23,803
23,456
FY/06
9M/07

Breakdown of ytd change by divisions



Retail 2)
196
Corporate/ CREF
256
MIB 2)
35
WEM 2)
67
Other/Cons.
-1.748

- **~1.200 FTE decrease ytd net of consolidations**[1], equal to ~5% reduction in just nine months
- Decrease largely driven by the Other/Consolidation division, also thanks to outsourcing of payment and IT services (of ~770 FTE reduction); over 600 transfers to the commercial divisions
- As for the commercial divisions, net of internal transfers and perimeter changes, Retail is showing a decrease as the efficiency measures planned are implemented. The other commercial divisions show a rise, consistent with the growth projects

[1] Consolidations: Planet Home companies in Retail (in Q1/07), UBM in MIB (in Q2/07) and WEM Capital Holding in WEM (in Q3/07).
[2] Net of consolidations.

Non operating items in 9M/07



in €m
2,590
-32
-6
-496
390
-926
-73
1,447
▪ -€190 m one-off mark-down of deferred tax assets due to the German Business Tax Reform
▪ 9M/07 tax rate adjusted for the one-off: 34.6%
▪ Indexchange €219 m
▪ Nordinvest €47 m
▪ Munich Re €113 m
Operating Profit
Provisions for risk & charges
Restructuring costs
Net write downs of loans
Net income from investments
Taxes
Minorities
Net Income

HypoVereinsbank Member of UniCredit Group

Net impaired loans: over €2 bn reduction ytd



Net impaired customer loans (€m)
-34.7% ytd
-16.0% qoq
6,989
5,431
4,562
Q4/06
Q2/07
Q3/07



% on total net customer loans
-132 b.p. ytd
-47 b.p. qoq
4.11%
3.26%
2.79%
Q4/06
Q2/07
Q3/07



% coverage ratio
+8.7 p.p. ytd
+2.3 p.p. qoq
44.0%
50.4%
52.7%
Q4/06
Q2/07
Q3/07

- **Ongoing reduction of both gross and net impaired loans:** both gross and net impaired loans declined by over 20% ytd; the reduction of net impaired loans amounted to a substantial €2.4 bn ytd
- Reduction mainly driven by low new inflows in recent quarters (no large new entries) and successful day-by-day workout
- Impaired loans as percentage of net loans again declined to well below 3%
- The coverage of impaired loans rose by a further 2.3 p.p. in the last quarter, reaching 52.7%

HypoVereinsbank Member of UniCredit Group

Net write downs of loans



Net write downs of loans, €m
-22.3% yoy
638
496
-53.1% yoy
226
181
106
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Cost of risk1)2), b.p.
-13 b.p.
60
47
FY/06
9M/07

- Net-write downs of loans declined by 22.3% yoy in 9M/07, as both Q3/07 and Q2/07 recorded a very low provisioning level, with good recoveries and no deteriorating positions in MIB, overall good environment in Germany and some one-offs from the work out of non-strategic assets
- Cost of risk at 47 b.p., still below run rate, in 9M/07 due to the positive effect of the last two exceptionally good quarters

[1] Net of one-offs: €55 m provisions for 8- in Q4/06.
[2] Net-write downs of loans / Total period average RWA for Credit Risks.

HypoVereinsbank Member of UniCredit Group

HVB excl. non-strategic assets: core business growing, ongoing decrease of real estate exposure



HVB Credit Exposure excl. Non-Strategic Assets (RER & SCP), €bn
-3.8%
+2.5% ytd
219.5
206.0
211.1
German Real Estate¹⁾
62.3
55.2
52.0
FY/05
FY/06
Q3/07

- Development of exposures in 9M/07:
  - ✓ Exposure increased ytd, but decreased by €3.8 bn in Q3/07 mainly due to the reduction of money market and trading deals
  - ✓ Rise ytd was supported by the inclusion of existing business with UniCredit and former HVB subsidiaries (e.g. BACA)
- Ongoing decrease of German real estate portfolio

[1] Excluding RER, SCP and cash-flow driven exposures.

Non-strategic assets: further decreasing

RER recent development
Credit Exposure, €bn



15.4
9.5
4.0
2.7
-82.5%
COVERAGE RATIO ABOVE 75%; NET EXPOSURE <€700m
FY/04
FY/05
FY/06
Q3/07

- **Since creation in FY/04: 82.5% reduction**
- Reduction in 09/07 achieved due to day-by-day workout

SCP recent development and breakdown
Credit Exposure, €bn and %



RECENT EVOLUTION
-24.6%
20.7
19.7
15.6
Q3/06[1]
FY/06
Q3/07



BREAKDOWN, 09//07[1]
Commercial Real Estate Finance €2.1bn, 13.5%
Other Loans €0.3bn, 1.9%
HVB Sofort-kredit[2] €0.1bn, < 1%
Other Real Estate Loans[3] €13.1bn, 84.0%

[1] Q3/06 based on Aug06 data.
[2] Consumer Finance. [3] Mainly mortgages to retail customers.

HypoVereinsbank Member of UniCredit Group

Content

Divisional results: healthy operating profit growth across all divisions

9M/07 total revenues


MIB
€2,016m
WEM
€350m
Retail
€1,338m
Corporates/
CREF
€1,121m

	yoy % ch.
Retail	-0.2
Corporates/CREF	+2.3
WEM	+10.4[1)]
MIB	+13.7[2)]

9M/07 operating profit


MIB
€1,119m
WEM
€141m
Retail
€303m
Corporates/
CREF
€724m

	yoy % ch.
Retail	+17.9
Corporates/CREF	+5.1
WEM	+28.2[1)]
MIB	+26.7[2)]

[1)] WEM adjusted for deconsolidation effects of Activest companies, Nordinvest and custodial banking activities of HVB Banque Luxembourg.

[2)] MIB adjusted for consolidation effects of UBM.

Retail division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**1,338**	**-0.2%**	**425**	**+0.5%**
Operating Costs	-1,035	-4.5%	-337	-8.4%
Operating Profit	**303**	**+17.9%**	**88**	**+60.0%**
Net-write downs of loans	-95	-26.9%	-15	-70.0%
Profit before Taxes	**206**	**+68.9%**	**71**	**n.m.**
Cost-income ratio, %	77.4%	-3.4 p.p.	79.3%	-7.7 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** solid rise in fees (+5.9% yoy) overall offset a decrease in net interest income fueled by the planned volume reduction, with the overall result of a nice increase yoy in Revenues/RWA
  - ✓ **Operating costs:** -4.5% yoy, with the contribution of all the cost lines and mainly driven by lower other administrative expenses
  - ✓ **Operating profit:** +17.9% yoy; Cost-income ratio down 3.4 p.p.
  - ✓ **Net write-downs of loans:** down yoy also due to SCP creation
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** resilient thanks to net fees (+8.6%, partly due to PlanetHome consolidation) and despite net interest income decline due to comparison with a strong Q3/06 (but stable vs Q2/07)
  - ✓ **Operating costs:** declining trend still ongoing, thanks to strict cost management and introduction of new service model
  - ✓ **Operating profit:** +60.0% rise; 7.7 p.p. drop in Cost income ratio
  - ✓ **Net write-downs of loans:** yoy comparison not very significant due to SCP creation in 2006; net of that Q3/07 still reflects an exceptionally positive trend
- **Business drivers record another good quarter:**
  - ✓ **Customer Satisfaction:** TRIM Index 3 points above 2006
  - ✓ **Consumer Finance:** positive launch of UniCredit Consumer Finance Germany with 70,000 credit cards sold in Q3/07 (of which >50% revolving)
  - ✓ **Innovative saving products**: €200 mn net sales of the total return fund NordKonzept in Q3/07
  - ✓ **WelcomeAccount:** around 75,000 sold in Q3

WEM division

€m	9M/07	% ch. on yoy[1)]	Q3/07	% ch. on yoy[1)]
Total Revenues	**350**	**+10.4%**	**115**	**+25.0%**
Operating Costs	-209	+1.0%	-67	+1.5%
Operating Profit	**141**	**+28.2%**	**48**	**+84.6%**
Net Non-operating items[2)]	1	n.m.	1	n.m.
Profit before Taxes	**142**	**+30.3%**	**49**	**>+100%**
Cost-income ratio, %	59.7%	-5.6 p.p.	58.3%	-13.4 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** up by over +10% yoy driven by both net interest income (benefiting from rising dividends) and non-interest income, which showed healthy fee increase despite capital market crisis. Recurring management fees well improved by >30%.
  - ✓ **Operating costs:** growth pace still modest, just +1.0% yoy, despite the planned increase in staff, other cost items could be reduced due to efficiency measures
  - ✓ **Operating profit:** 28.2% yoy increase, Cost-income ratio -5.6 p.p.
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** increase driven by the solid expansion of net fees, experiencing more moderate seasonality compared to 2006, dividends also contributed significantly to growth, thanks to payouts of closed-end-fund business
  - ✓ **Operating costs:** just 1.5% yoy rise, as declining staff expenses and depreciation offset the higher other administrative expenses driven by project investments and marketing spending
  - ✓ **Operating profit:** up 84.6% compared to Q3/06 which had been impacted by divisionalization project and client transfer
- **Satisfactory volume growth:** Total Financial Assets +13% yoy to €76.9 bn; AuM +11% yoy to €29 bn
- **Business drivers:**
  - ✓ WEM (HVB AG): Increasing revenues from securities business (particularly management fees), closed-end-funds and interest-hedging derivatives
  - ✓ DAB: all-time high number of transactions
  - ✓ Net client increase yoy: >+10% to 1.3 mln

1) Adjusted for the transfer of asset management activities (Activest, Nordinvest).

2) Provisions for Risks & Charges, Restructuring Costs, Net write-downs of loans, Net Income from Investments and Other Non Operating Expenses.

Corporates & CREF division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**1,121**	**+2.3%**	**352**	**+1.1%**
Operating Costs	-397	-2.5%	-135	-2.2%
Operating Profit	**724**	**+5.1%**	**217**	**+3.3%**
Net Write Downs of Loans	-139	-22.8%	-37	-52.6%
Profit before Taxes	**578**	**+14.2%**	**171**	**+41.3%**
Cost-income ratio, %	35.4%	-1.7 p.p.	38.4%	-1.3 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** resilient net interest income (+1.3% yoy) despite volume reduction in CREF, mainly thanks to deposit growth; fees up by 4.9% yoy with solid growth in Corporates and in CREF
  - ✓ **Operating costs:** almost 3% decrease driven by a significant decrease of other administrative expenses (-4.7% yoy)
  - ✓ **Operating profit:** +5.1% yoy; excellent 35.4% Cost income ratio
  - ✓ **Net write-downs of loans:** positive write-backs in CREF
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** rise in net interest income, largely driven by deposits; non interest income declining but with good development of fees from payment and derivatives
  - ✓ **Operating costs:** decrease, due to strong reduction, following business refocusing, in CREF
  - ✓ **Operating profit:** +3.3% yoy; Cost income ratio -1.3 p.p.
  - ✓ **Net write-downs of loans:** a limited €37 m in Q3/07, helped by write-backs in CREF, which compares well with Q3/06 (when CREF had a relatively high €30 m charges)
- **Business drivers:**
  - ✓ Strong fee based services: e.g. payment fees, corporate finance and derivatives

HypoVereinsbank Member of UniCredit Group

MIB division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**2,016**	**+23.6%**	**297**	**-39.6%**
Operating Costs	-897	+11.7%	-241	-5.9%
Operating Profit	**1,119**	**+35.1%**	**56**	**-76.3%**
Net Write Downs of Loans	42	n.m.	44	n.m.
Profit before Taxes	**1,399**	**+58.3%**	**116**	**-53.0%**
Cost-income ratio, %	44.5%	-4.7 p.p.	81.1%	+29.1 p.p.

- **Revenues**: +23.6% y/y (+12.3% net of UBM consolidation), revenue growth slowed down in Q3 mainly caused by market related effects in Structured Credit, partially compensated by the strong performance in FICC, Cash Equities, Equity Derivatives and Financing
- Impacts of credit markets mitigated by positive effects of a **broad business diversification**
- **Operating costs +11.7% y/y** (+3.0% net of UBM consolidation); strong operational cost control across all cost elements, driven primarily by compensation and synergies
- **Cost of risk**: benefited from the sound credit quality and a cash recovery of a specific credit case
- **Cost-income ratio** of 44% maintaining a strong competitive positioning

Conclusions

- Group financial results again solid:
  - ✓ Strong revenue growth, up +16.5% yoy in 9M/07
  - ✓ Remarkable increase in operating profit by +45.1% yoy
  - ✓ Net trading gains in Q3/07 despite the turmoil, as other items offset negative results from structured credit

- All divisions contributing to bottom line growth and posting solid operating performance; MIB records net profits also in Q3/07 despite significant market dislocations in the quarter
  - ✓ Retail: +17.9%
  - ✓ Corporates and CREF: +5.1%
  - ✓ WEM: + 28.2%[1)]
  - ✓ MIB: + 26.7%[2)]

- Continuous improvement of asset quality:
  - ✓ Net impaired loans –34.7% ytd, over €2 bn drop, mainly achieved through successful day-by-day workout
  - ✓ Reduction of non-strategic assets successfully ongoing: RER –€1.3 bn ytd (-82.5% since creation in 2004); SCP –€4.1 bn ytd (already a 24.6% decline since creation in Q3/06)

[1)] WEM adjusted for deconsolidation effects of Activest companies, Nordinvest and custodial banking activities of HVB Banque Luxembourg.

[2)] MIB adjusted for consolidation effects of UBM.

Content

Underlying trends in net interest income

Margin trends Q3/07 vs Q2/07		Volume trends Q3/07 vs Q2/07	
LENDING MARGINS	Decreasing	**LENDING VOLUMES**	Down
DEPOSIT MARGINS	Slightly up	**DEPOSIT VOLUMES**	Increasing
Mortgages	Slight recovery	**Mortgages**	Slight decrease
Mid-Corporate	Slight pressure	**Mid-Corporate**	Rising
Structured Finance	Widening	**Structured Finance**	Decreasing
Saving Deposits	Stable	**Saving Deposits**	Decreasing
Sight and Term Deposits	Increasing	**Sight and Term Deposits**	Increasing

RWAs (KWG)

Total RWAs (incl. market risk)


€bn
8.1% ytd
144.9
156.7
FY/06
9M/07

- RWA in 09/07 rise ytd driven by:
  - ✓ Overall rising in the commmercial divisions due to Corporates & CREF and MIB
  - ✓ Ongoing reduction of non-strategic assets (Other/Consolidation division: -21.0%)

RWAs by divisions, mix and ytd change


Other/Cons.
11.1%
15.5%
Retail
MIB
31.0%
Corporates & CREF
WEM


Retail
-2.4%
Corp./ CREF
5.0%
MIB[1]
10.5%
WEM
-5.9%
Other/Cons.
-21.0%

[1] Net of the inclusion of investment banking activities of UBM and of the increase in activity with companies of UCI Group (not intra-group from HVB Group standpoint), as effect of the transfer of BA-CA/CEE and the centralisation in HVB of the MIB activities of UniCredit Group.

HypoVereinsbank Member of UniCredit Group

Credit exposure by rating classes

Credit exposure by rating classes[1] (Core)

in €bn



3.0%
52.8%
39.3%
2.6%
7.8 7.7 6.9
109.8 120.9 119.6
93.5 92.1 89.2
6.6 6.3 6.0
12/06 06/07 09/07
12/06 06/07 09/07
12/06 06/07 09/07
12/06 06/07 09/07
ARF[2]
RATING 1-4
RATING 5-8
RATING 9-10

- Continuing slight in default classes
- Non investment grade loans further reduced

Credit exposure by divisions

in %



8.5%
Other/Cons.
21.3%
Retail
MIB
Corporates & CREF
31.4%
WEM

[1] Excluding not rated exposure of €4.9bn as of 09/07, may not add up due to rounding differences

[2] Adressrisikofrei (Free of credit risk)

xx% — % of total exposure in 09/07 (incl. not rated exposure, representing 2.2% of total)

Ratings: unchanged after positive actions from two top agencies in Q2/07

	Long-Term	Short-Term	Outlook	Financial Strength	Pfandbrief		Last Change
					Public	Mortgage	
Moody´s	A1	P-1	Stable	C-	Aa1*	Aa1*	18.05.07
S&P	A	A-1	Positive	-	AAA	-	02.04.07
Fitch Ratings	A	F1	Positive	C	AAA	AAA	28.09.06

* on review for possible upgrade since May 14th, 2007

HypoVereinsbank Member of UniCredit Group

HVB Investor Relations Team

Dr. Regine Angermeyer-Naumann
Head of Investor Relations
☎ +49-89-378 27602
regine.angermeyer-naumann@hvb.de

Sabine Keindl
☎ +49-89-378 29185
sabine.keindl@hvb.de

Ilaria Ranucci
☎ +49-89-378 26024
ilaria.ranucci@hvb.de

Website: www.hvb.com/ir

Disclaimer

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on informations, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new informations or future events.

There are many important factors, which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

HypoVereinsbank: Nine-Month and Third Quarter Results 2007

Analysts' Presentation

November 14, 2007

Content

Key Highlights of 9-Month 2007 Results

- Net profit 9M/07 was €1,447 m (+11.0% yoy despite lower one-offs, also due to €190 m non-recurrent charge due to the German tax reform); Adjusted net profit of €1,257 m up by 59.3%

- Total revenues rose by a solid 16.5% yoy in 9M/07, driven by net interest income and trading profits; revenues almost stable yoy in Q3/07 (-1.5%), despite much lower trading profits due to the financial market crisis

- Operating costs decreased yoy in 9M/07 (-1.9%); the big differential in the growth of revenues and costs resulted in a large drop in the Cost-income ratio: -9.6 p.p. yoy

- Healthy operating profit growth across all divisions in 9M/07; MIB profitable also in Q3/07 despite difficult financial market conditions

- Asset quality again improving in Q3/07; ytd reduction in net impaired loans is now a strong € 2.4 bn

Key financials

	9M/07	%ch. yoy	% change yoy ex FX & consol. effects	Q3/07	% ch. on Q3/06	% ch. on Q3/06 ex FX & consol. effects	% ch. on Q2/07
Total Revenues	**5,327**	**+16.5**	**+15.5**	**1,340**	**-1.5**	**-7.2**	**-32.4**
Operating Costs	(2,737)	-1.9	-2.8	(839)	-8.7	-13.1	-11.0
Operating Profit	**2,590**	**+45.1**	**+43.3**	**501**	**+13.3**	**+4.5**	**-51.8**
Net-write downs of loans	(496)	-22.3	-22.5	(106)	-53.1	-53.1	-41.4
Profit before tax	**2,446**	**+40.3**	**+37,6**	**392**	**-45.9**	**-50.8**	**-58.7**
Adjusted Profit before tax[1)]	**2,027**	**+64.8**	**+61.6**	**395**	**+90.8**	**+69.6**	**-52.9**
Net Profit	**1,447**	**+11.0**	**+9.5**	**53**	**-91.8**	**-94.8**	**-91.2**
Adjusted Net Profit[1)]	**1,257**	**+59.3**	**+56.6**	**245**	**+84.2**	**+62.6**	**-50.0**
Cost-income ratio, %	51.4	-9.6 p.p.	-9.5 p.p.	62.6	-4.9 p.p.	-4.2 p.p.	+15.0 p.p.

- Net profit adjusted for one-offs and for FX and consolidation effects increased by 56.6% in 9M/07, despite turmoil on financial markets

[1)] Adjustments in 9M/07 (pre-tax): €219 m disposal gain on Indexchange (Q1); €93 m one-off interest component for transferred assets (Q1); €113 m disposal gain on Munich Re (Q2); €6 m restructuring costs (€3 m in Q2; €3 m in Q3). Net profit also adjusted for -€190 m tax expense due to the German tax reform (Q3).
Adjustments in 9M/06 (pre-tax): €19 m restructuring costs (€3 m in Q2; €16 m in Q3); €533 m disposal gain on Activest companies (Q3).

HypoVereinsbank Member of UniCredit Group

Key performance indicators

%	9M/07	9M/06	Change in p.p.
Adjusted RoE before Taxes[1]	22.4	16.3	+6.1 p.p.
Adjusted RoE after Taxes[1]	14.0	10.4	+3.6 p.p.
Revenues/ RWA [2]	4.7	3.9	+0.8 p.p.

	9M/07	FY/06	Change in p.p.
Total RWA (bn) [2]	156.7	144.9	+8.1%
Core Tier I ratio (%)[2]	13.0	13.3	-0.3 p.p.
Tier I ratio (%)[2]	14.5	14.9	-0.4 p.p.
Total Capital ratio (%)[2]	18.6	19.9	-1.3 p.p.

- Adjusted ROE after taxes, calculated on allocated capital, is up by 3.6 p.p. yoy to 14.0% driven by net profit growth
- Revenues/RWA rise yoy by a solid 0.8 p.p. driven by higher revenues
- RWA up by 8.1% ytd, leading to a modest decline of capital ratios
- RWA growth partly due to the consolidation of UBM. Net of this the operating business still shows growth, while non-strategic assets experience a remarkable reduction

[1] Calculated on allocated capital (defined as 6.8% of average RWA). Net profit used for calculation adjusted for the interests on excess capital. Further adjustments to numerator in 9M/07: disposal gain on Indexchange and Munich Re, one-off interest component for transferred assets, restructuring costs, one-off tax expense due to German tax reform; Further adjustments to numerator in 9M/06: restructuring costs. Disposal gain on Activest companies.

[2] Figures refer to HVB new (ex discontinued operations), include market risk positions and are pro-formed for disposal gains on the asset transfers.

Content

Revenues: solid yoy growth trend in 9M/07, despite the financial market crisis



Net interest income, ex div. (€m)
+20.8% yoy
2,322
2,805
+16.4% yoy
766
839
892
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Net commission income (€m)
-1.2% yoy
1,356
1,340
-1.6% yoy
371
488
365
9M/06 9M/07
Q3/06 Q2/07 Q3/07



Trading income (€m)
+27.3% yoy
673
857
-80.1% yoy
191
469
38
9M/06 9M/07
Q3/06 Q2/07 Q3/07

- Net interest income increase in 9M/07 by over 20% yoy, benefiting from the return on the cash inflow from BA-CA/CEE disposals[1]. Adjusted for all the effects of the results on cash and for FX and consolidation effects the rise is 6.8% yoy, supported by still strong trading related interests
- Net of FX and consolidation effects net commissions rose by 2.9% yoy in 9M07, with good development of fees related to the lending business (arrangement/underwriting/participation) and higher fees from the sale of bonds partly offsetting lower fees from sale of equities and other investment products
- Trading income rose by 27.3% yoy, but posted -13.6% net of FX and consolidation effects. The yoy decrease stemmed from the recent financial market crisis; in Q3/07, despite the turmoil, HVB recorded net trading gains, thanks to private equity profits but also to the good development of most desks, which overall offset the negative results from structured credit

[1] Also including in Q1/07 €93 m one-off interest component of the price of transferred assets.

Operating costs: strict control leading to yoy decline

Staff expenses (€m)


-5.8% yoy
1,699
1,601
-19% yoy
558
578
452
9M/06 9M/07
Q3/06 Q2/07 Q3/07

Other admin. expenses (€m)


+9.9% yoy
867
953
13.1% yoy
289
306
327
9M/06 9M/07
Q3/06 Q2/07 Q3/07

Depreciation (€m)


-17.9% yoy
223
183
-16.7decline% yoy
72
59
60
9M/06 9M/07
Q3/06 Q2/07 Q3/07

- Group operating costs declined yoy in 9M/07(-1.9%), despite the sharp increase in revenues. Net of FX and deconsolidation effects the decline was a pleasant 2.8%, with efficiency measures more than offsetting the impact of the VAT increase coupled with price rises
- Staff costs declined by almost 6% yoy, driven by the FTE reduction; big yoy drop in Q3/07 as the effect of lower FTE was compounded by lower bonus accruals in MIB
- Other administrative expenses rose by 9.9% yoy. Net of FX and consolidation effects the yoy growth in 9M/07 was 6.5%, with the majority of the cost increase due to higher IT spending following the outsourcing of IT services
- Depreciation decreased by 17.9% yoy (16.1% net of FX and consolidation effects) due to lower software and real estate depreciation

HypoVereinsbank Member of UniCredit Group

FTEs: around 5% reduction ytd in 9M/07, net of new consolidations

Group FTE



-1.5% ytd
23,803
23,456
FY/06
9M/07

Breakdown of ytd change by divisions



Retail 2)
196
Corporate/ CREF
256
MIB 2)
35
WEM 2)
67
Other/Cons.
-1.748

- **~1.200 FTE decrease ytd net of consolidations**[1], equal to ~5% reduction in just nine months
- Decrease largely driven by the Other/Consolidation division, also thanks to outsourcing of payment and IT services (of ~770 FTE reduction); over 600 transfers to the commercial divisions
- As for the commercial divisions, net of internal transfers and perimeter changes, Retail is showing a decrease as the efficiency measures planned are implemented. The other commercial divisions show a rise, consistent with the growth projects

[1] Consolidations: Planet Home companies in Retail (in Q1/07), UBM in MIB (in Q2/07) and WEM Capital Holding in WEM (in Q3/07).
[2] Net of consolidations.

HypoVereinsbank Member of UniCredit Group

Non operating items in 9M/07



in €m
2,590
-32
-6
-496
390
-926
-73
1,447
▪ -€190 m one-off mark-down of deferred tax assets due to the German Business Tax Reform
▪ 9M/07 tax rate adjusted for the one-off: 34.6%
▪ Indexchange €219 m
▪ Nordinvest €47 m
▪ Munich Re €113 m
Operating Profit
Provisions for risk & charges
Restructuring costs
Net write downs of loans
Net income from investments
Taxes
Minorities
Net Income

HypoVereinsbank Member of UniCredit Group

Net impaired loans: over €2 bn reduction ytd


Net impaired customer loans (€m)
-34.7% ytd
-16.0% qoq
6,989
5,431
4,562
Q4/06
Q2/07
Q3/07


% on total net customer loans
-132 b.p. ytd
-47 b.p. qoq
4.11%
3.26%
2.79%
Q4/06
Q2/07
Q3/07


% coverage ratio
+8.7 p.p. ytd
+2.3 p.p. qoq
44.0%
50.4%
52.7%
Q4/06
Q2/07
Q3/07

- **Ongoing reduction of both gross and net impaired loans:** both gross and net impaired loans declined by over 20% ytd; the reduction of net impaired loans amounted to a substantial €2.4 bn ytd
- Reduction mainly driven by low new inflows in recent quarters (no large new entries) and successful day-by-day workout
- Impaired loans as percentage of net loans again declined to well below 3%
- The coverage of impaired loans rose by a further 2.3 p.p. in the last quarter, reaching 52.7%

Net write downs of loans

Net write downs of loans, €m


-22.3% yoy
638
496
-53.1% yoy
226
181
106
9M/06 9M/07
Q3/06 Q2/07 Q3/07

Cost of risk[1)2)], b.p.


-13 b.p.
60
47
FY/06
9M/07

- Net-write downs of loans declined by 22.3% yoy in 9M/07, as both Q3/07 and Q2/07 recorded a very low provisioning level, with good recoveries and no deteriorating positions in MIB, overall good environment in Germany and some one-offs from the work out of non-strategic assets
- Cost of risk at 47 b.p., still below run rate, in 9M/07 due to the positive effect of the last two exceptionally good quarters

[1)] Net of one-offs: €55 m provisions for 8- in Q4/06.
[2)] Net-write downs of loans / Total period average RWA for Credit Risks.

HypoVereinsbank Member of UniCredit Group

HVB excl. non-strategic assets: core business growing, ongoing decrease of real estate exposure



HVB Credit Exposure excl. Non-Strategic Assets (RER & SCP), €bn
-3.8%
+2.5% ytd
219.5
206.0
211.1
German Real Estate[1]
62.3
55.2
52.0
FY/05
FY/06
Q3/07

- Development of exposures in 9M/07:
  - ✓ Exposure increased ytd, but decreased by €3.8 bn in Q3/07 mainly due to the reduction of money market and trading deals
  - ✓ Rise ytd was supported by the inclusion of existing business with UniCredit and former HVB subsidiaries (e.g. BACA)
- Ongoing decrease of German real estate portfolio

[1] Excluding RER, SCP and cash-flow driven exposures.

Non-strategic assets: further decreasing

RER recent development
Credit Exposure, €bn



15.4
9.5
4.0
2.7
-82.5%
COVERAGE RATIO ABOVE 75%; NET EXPOSURE <€700m
FY/04
FY/05
FY/06
Q3/07

- **Since creation in FY/04: 82.5% reduction**
- Reduction in 09/07 achieved due to day-by-day workout

SCP recent development and breakdown
Credit Exposure, €bn and %

RECENT EVOLUTION



-24.6%
20.7
19.7
15.6
Q3/06[1]
FY/06
Q3/07

BREAKDOWN, 09//07[1]



Commercial Real Estate Finance €2.1bn, 13.5%
Other Loans €0.3bn, 1.9%
HVB Sofort-kredit[2] €0.1bn, < 1%
Other Real Estate Loans[3] €13.1bn, 84.0%

[1] Q3/06 based on Aug06 data.
[2] Consumer Finance. [3] Mainly mortgages to retail customers.

HypoVereinsbank Member of UniCredit Group

Content

Key Highlights

Group Results as of September 30, 2007

Segment Reporting: Results by Division

Annex

Divisional results: healthy operating profit growth across all divisions

9M/07 total revenues



MIB
€2,016m
Retail
€1,338m
Corporates/
CREF
€1,121m
WEM
€350m

	yoy % ch.
Retail	-0.2
Corporates/CREF	+2.3
WEM	+10.4[1)]
MIB	+13.7[2)]

9M/07 operating profit



MIB
€1,119m
Retail
€303m
Corporates/
CREF
€724m
WEM
€141m

	yoy % ch.
Retail	+17.9
Corporates/CREF	+5.1
WEM	+28.2[1)]
MIB	+26.7[2)]

[1)] WEM adjusted for deconsolidation effects of Activest companies, Nordinvest and custodial banking activities of HVB Banque Luxembourg.

[2)] MIB adjusted for consolidation effects of UBM.

Retail division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**1,338**	**-0.2%**	**425**	**+0.5%**
Operating Costs	-1,035	-4.5%	-337	-8.4%
Operating Profit	**303**	**+17.9%**	**88**	**+60.0%**
Net-write downs of loans	-95	-26.9%	-15	-70.0%
Profit before Taxes	**206**	**+68.9%**	**71**	**n.m.**
Cost-income ratio, %	77.4%	-3.4 p.p.	79.3%	-7.7 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** solid rise in fees (+5.9% yoy) overall offset a decrease in net interest income fueled by the planned volume reduction, with the overall result of a nice increase yoy in Revenues/RWA
  - ✓ **Operating costs:** -4.5% yoy, with the contribution of all the cost lines and mainly driven by lower other administrative expenses
  - ✓ **Operating profit:** +17.9% yoy; Cost-income ratio down 3.4 p.p.
  - ✓ **Net write-downs of loans:** down yoy also due to SCP creation
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** resilient thanks to net fees (+8.6%, partly due to PlanetHome consolidation) and despite net interest income decline due to comparison with a strong Q3/06 (but stable vs Q2/07)
  - ✓ **Operating costs:** declining trend still ongoing, thanks to strict cost management and introduction of new service model
  - ✓ **Operating profit:** +60.0% rise; 7.7 p.p. drop in Cost income ratio
  - ✓ **Net write-downs of loans:** yoy comparison not very significant due to SCP creation in 2006; net of that Q3/07 still reflects an exceptionally positive trend
- **Business drivers record another good quarter:**
  - ✓ **Customer Satisfaction:** TRIM Index 3 points above 2006
  - ✓ **Consumer Finance:** positive launch of UniCredit Consumer Finance Germany with 70,000 credit cards sold in Q3/07 (of which >50% revolving)
  - ✓ **Innovative saving products**: €200 mn net sales of the total return fund NordKonzept in Q3/07
  - ✓ **WelcomeAccount:** around 75,000 sold in Q3

WEM division

€m	9M/07	% ch. on yoy[1]	Q3/07	% ch. on yoy[1]
Total Revenues	**350**	**+10.4%**	**115**	**+25.0%**
Operating Costs	-209	+1.0%	-67	+1.5%
Operating Profit	**141**	**+28.2%**	**48**	**+84.6%**
Net Non-operating items[2]	1	n.m.	1	n.m.
Profit before Taxes	**142**	**+30.3%**	**49**	**>+100%**
Cost-income ratio, %	59.7%	-5.6 p.p.	58.3%	-13.4 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** up by over +10% yoy driven by both net interest income (benefiting from rising dividends) and non-interest income, which showed healthy fee increase despite capital market crisis. Recurring management fees well improved by >30%.
  - ✓ **Operating costs:** growth pace still modest, just +1.0% yoy, despite the planned increase in staff, other cost items could be reduced due to efficiency measures
  - ✓ **Operating profit:** 28.2% yoy increase, Cost-income ratio -5.6 p.p.
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** increase driven by the solid expansion of net fees, experiencing more moderate seasonality compared to 2006, dividends also contributed significantly to growth, thanks to payouts of closed-end-fund business
  - ✓ **Operating costs:** just 1.5% yoy rise, as declining staff expenses and depreciation offset the higher other administrative expenses driven by project investments and marketing spending
  - ✓ **Operating profit:** up 84.6% compared to Q3/06 which had been impacted by divisionalization project and client transfer
- **Satisfactory volume growth:** Total Financial Assets +13% yoy to €76.9 bn; AuM +11% yoy to €29 bn
- **Business drivers:**
  - ✓ WEM (HVB AG): Increasing revenues from securities business (particularly management fees), closed-end-funds and interest-hedging derivatives
  - ✓ DAB: all-time high number of transactions
  - ✓ Net client increase yoy: >+10% to 1.3 mln

[1] Adjusted for the transfer of asset management activities (Activest, Nordinvest).

[2] Provisions for Risks & Charges, Restructuring Costs, Net write-downs of loans, Net Income from Investments and Other Non Operating Expenses.

HypoVereinsbank Member of UniCredit Group

Corporates & CREF division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**1,121**	**+2.3%**	**352**	**+1.1%**
Operating Costs	-397	-2.5%	-135	-2.2%
Operating Profit	**724**	**+5.1%**	**217**	**+3.3%**
Net Write Downs of Loans	-139	-22.8%	-37	-52.6%
Profit before Taxes	**578**	**+14.2%**	**171**	**+41.3%**
Cost-income ratio, %	35.4%	-1.7 p.p.	38.4%	-1.3 p.p.

- **9M/07 vs 9M/06 results:**
  - ✓ **Revenues:** resilient net interest income (+1.3% yoy) despite volume reduction in CREF, mainly thanks to deposit growth; fees up by 4.9% yoy with solid growth in Corporates and in CREF
  - ✓ **Operating costs:** almost 3% decrease driven by a significant decrease of other administrative expenses (-4.7% yoy)
  - ✓ **Operating profit:** +5.1% yoy; excellent 35.4% Cost income ratio
  - ✓ **Net write-downs of loans:** positive write-backs in CREF
- **Q3/07 vs Q3/06 results:**
  - ✓ **Revenues:** rise in net interest income, largely driven by deposits; non interest income declining but with good development of fees from payment and derivatives
  - ✓ **Operating costs:** decrease, due to strong reduction, following business refocusing, in CREF
  - ✓ **Operating profit:** +3.3% yoy; Cost income ratio -1.3 p.p.
  - ✓ **Net write-downs of loans:** a limited €37 m in Q3/07, helped by write-backs in CREF, which compares well with Q3/06 (when CREF had a relatively high €30 m charges)
- **Business drivers:**
  - ✓ Strong fee based services: e.g. payment fees, corporate finance and derivatives

MIB division

€m	9M/07	% ch. on yoy	Q3/07	% ch. on yoy
Total Revenues	**2,016**	**+23.6%**	**297**	**-39.6%**
Operating Costs	-897	+11.7%	-241	-5.9%
Operating Profit	**1,119**	**+35.1%**	**56**	**-76.3%**
Net Write Downs of Loans	42	n.m.	44	n.m.
Profit before Taxes	**1,399**	**+58.3%**	**116**	**-53.0%**
Cost-income ratio, %	44.5%	-4.7 p.p.	81.1%	+29.1 p.p.

- **Revenues**: +23.6% y/y (+12.3% net of UBM consolidation), revenue growth slowed down in Q3 mainly caused by market related effects in Structured Credit, partially compensated by the strong performance in FICC, Cash Equities, Equity Derivatives and Financing
- Impacts of credit markets mitigated by positive effects of a **broad business diversification**
- **Operating costs +11.7% y/y** (+3.0% net of UBM consolidation); strong operational cost control across all cost elements, driven primarily by compensation and synergies
- **Cost of risk**: benefited from the sound credit quality and a cash recovery of a specific credit case
- **Cost-income ratio** of 44% maintaining a strong competitive positioning

Conclusions

- Group financial results again solid:
  - ✓ Strong revenue growth, up +16.5% yoy in 9M/07
  - ✓ Remarkable increase in operating profit by +45.1% yoy
  - ✓ Net trading gains in Q3/07 despite the turmoil, as other items offset negative results from structured credit

- All divisions contributing to bottom line growth and posting solid operating performance; MIB records net profits also in Q3/07 despite significant market dislocations in the quarter
  - ✓ Retail: +17.9%
  - ✓ Corporates and CREF: +5.1%
  - ✓ WEM: + 28.2%[1)]
  - ✓ MIB: + 26.7%[2)]

- Continuous improvement of asset quality:
  - ✓ Net impaired loans –34.7% ytd, over €2 bn drop, mainly achieved through successful day-by-day workout
  - ✓ Reduction of non-strategic assets successfully ongoing: RER –€1.3 bn ytd (-82.5% since creation in 2004); SCP –€4.1 bn ytd (already a 24.6% decline since creation in Q3/06)

1) WEM adjusted for deconsolidation effects of Activest companies, Nordinvest and custodial banking activities of HVB Banque Luxembourg.

2) MIB adjusted for consolidation effects of UBM.

Content

Underlying trends in net interest income

Margin trends Q3/07 vs Q2/07		
LENDING MARGINS	↘	Decreasing
DEPOSIT MARGINS	↗	Slightly up
Mortgages	↗	Slight recovery
Mid-Corporate	↘	Slight pressure
Structured Finance	↗	Widening
Saving Deposits	=	Stable
Sight and Term Deposits	↗	Increasing

Volume trends Q3/07 vs Q2/07		
LENDING VOLUMES	↘	Down
DEPOSIT VOLUMES	↗	Increasing
Mortgages	↘	Slight decrease
Mid-Corporate	↗	Rising
Structured Finance	↘	Decreasing
Saving Deposits	↘	Decreasing
Sight and Term Deposits	↗	Increasing

RWAs (KWG)

Total RWAs (incl. market risk)



€bn
8.1% ytd
144.9
156.7
FY/06
9M/07

- RWA in 09/07 rise ytd driven by:
  - ✓ Overall rising in the commmercial divisions due to Corporates & CREF and MIB
  - ✓ Ongoing reduction of non-strategic assets (Other/Consolidation division: -21.0%)

RWAs by divisions, mix and ytd change



Other/Cons.
11.1%
15.5%
Retail
MIB
31.0%
Corporates & CREF
WEM



Retail
-2.4%
Corp./ CREF
5.0%
MIB[1]
10.5%
WEM
-5.9%
Other/Cons.
-21.0%

[1] Net of the inclusion of investment banking activities of UBM and of the increase in activity with companies of UCI Group (not intra-group from HVB Group standpoint), as effect of the transfer of BA-CA/CEE and the centralisation in HVB of the MIB activities of UniCredit Group.

HypoVereinsbank Member of UniCredit Group

Credit exposure by rating classes

Credit exposure by rating classes[1] (Core)

in €bn



3.0%
52.8%
39.3%
2.6%
7.8 7.7 6.9
109.8 120.9 119.6
93.5 92.1 89.2
6.6 6.3 6.0
12/06 06/07 09/07
12/06 06/07 09/07
12/06 06/07 09/07
12/06 06/07 09/07
ARF[2]
RATING 1-4
RATING 5-8
RATING 9-10

- Continuing slight in default classes
- Non investment grade loans further reduced

Credit exposure by divisions

in %



8.5%
Other/Cons.
21.3%
Retail
MIB
Corporates & CREF
31.4%
WEM

[1] Excluding not rated exposure of €4.9bn as of 09/07, may not add up due to rounding differences

[2] Adressrisikofrei (Free of credit risk)

xx% % of total exposure in 09/07 (incl. not rated exposure, representing 2.2% of total)

HypoVereinsbank Member of UniCredit Group

Ratings: unchanged after positive actions from two top agencies in Q2/07

	Long-Term	Short-Term	Outlook	Financial Strength	Pfandbrief		Last Change
					Public	Mortgage	
Moody´s	A1	P-1	Stable	C-	Aa1*	Aa1*	18.05.07
S&P	A	A-1	Positive	-	AAA	-	02.04.07
Fitch Ratings	A	F1	Positive	C	AAA	AAA	28.09.06

* on review for possible upgrade since May 14th, 2007

HypoVereinsbank Member of UniCredit Group

HVB Investor Relations Team

Dr. Regine Angermeyer-Naumann
Head of Investor Relations
☎ +49-89-378 27602
regine.angermeyer-naumann@hvb.de

Sabine Keindl
☎ +49-89-378 29185
sabine.keindl@hvb.de

Ilaria Ranucci
☎ +49-89-378 26024
ilaria.ranucci@hvb.de

Website: www.hvb.com/ir

Disclaimer

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on informations, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new informations or future events.

There are many important factors, which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

HypoVereinsbank Member of UniCredit Group

File No. 82-3777

INVESTOR RELATIONS RELEASE NOVEMBER 14, 2007

HVB Group records pleasing results in the first nine months of 2007 – Third quarter despite the financial crisis significantly better than previous year

- **Operating profit (€2,590 million) increases by 45.1% after nine months compared to last year; Total revenues rise by a substantial 16.5%**
- **Operating costs (€2,737 million) further decline; Cost-income ratio, at 51.4%, improves by a significant 9.6 percentage points compared to the previous year**
- **Net write-downs of loans and provisions for guarantees and commitments decline a substantial 22.3%**
- **Profit before tax (€2,446 million) is up by 40.3%; net profit (€1,447 million) rises by 11.0% despite the one-off effect of German corporate tax reform**
- **Third quarter 2007 proves much stronger than the same quarter last year: adjusted profit before tax despite the financial crisis up by about 91% compared to previous year**

Today, HVB Group is presenting its interim report at September 30, 2007. The transfers decided by the Management Board and Supervisory Board, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, are "discontinued operations" in accordance with IFRS 5. This is why the results of the discontinued operations are not shown in the income statement until after the net profit after tax and minorities of "HVB Group new" (continuing operations).

After the transfer of the companies and sub-groups defined as discontinued operations – the BA-CA Group, IMB, AS UniCredit Bank, and HVB Bank Ukraine – in the first quarter of 2007 and their deconsolidation with effect from January 1, 2007, the branches in Vilnius and Tallinn were completely transferred in the third quarter of this year. Hence in

2007, the income statement for HVB Group now only reflects the operating profit generated from the business operations of the Vilnius and Tallinn branches until March 1, 2007, in addition to the gains on the deconsolidation of the transferred sub-groups or respective companies, including the respective taxes and minority interests, as separate income statement items "net profit after tax of discontinued operations" and "minority interest in the net profit of discontinued operations" only after the profit of the new HVB Group is reported. However, the year-on-year figures of the income statement items mentioned still include the results of the business activities of the transferred companies.

The investment banking activities of UniCredit Banca Mobiliare (UBM) were transferred to HVB AG effective April 1, 2007. This had an initial consolidation effect compared to the results generated in the first nine months of 2006. The results shown below exclusively reflect the performance of the new HVB Group.

Overview

HVB Group achieved in the first nine months of this year good operating business results and a pleasing financial performance. Total revenues rose by a substantial 16.5% compared to last year. Net interest income including dividends increased by 22.4%. Net fees and commissions remained stable at a high level. A pleasing 27.3% rise was recorded for net trading, hedging and fair value income despite the financial crisis, although it trailed off significantly in the third quarter as a result of the banking crisis which has its roots in the US housing financing market. Operating costs declined by 1.9%. The target of a further improvement in the cost-income ratio, at 51.4%, in 2007 as a whole was easily achieved in the first nine months. Profit before tax rose by 40.3% Profit increased by 11.0%, to reach €1,447 million, despite a one-off special charge due to the corporate tax reform in Germany.

HVB Group succeeded in further improving the return on equity after taxes of 16.4% (adjusted for non-recurring items and due to the one-off charge due to the corporate tax reform: 14.0%) compared to the good figures achieved last year.

The third quarter of 2007 proved successful overall; adjusted for currency and consolidation effects, operating profit rose by 13.3% to reach €501 million, backed in particular by a sharp decline in operating costs. Total revenues (€1,340 million) almost reached the level of the equivalent period last year (down 1.5%) despite net trading,

hedging and fair value income, at €38 million, being depressed by the financial crisis (third quarter of 2006: €191 million). A year-on-year comparison of quarters in isolation shows an adjusted profit before tax of around 91% higher than last year and insofar by far better compared to previous year.

Dr. Wolfgang Sprissler, HypoVereinsbank Board Spokesman: "We've continued our positive performance from last year over the first nine months of 2007, although the financial crisis has left its mark on us as well. The pleasing operating performance overall has fully met our high expectations. We are further on track for our annual targets. The business model of HypoVereinsbank has proved so far to be robust during the financial crisis."

Detailed breakdown of results

Net interest income: Net interest income increased by 20.8% year-on-year, to €2,805 million. This rise was driven strongly by the inflow of funds from the disposals of discontinued operations. Apart from the inflow of the contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realized on the disposals, this included the cessation of the funding expenses compared to the previous year. Excluding one-off effects (liquidity advantages arising from the disposal of companies, the effect of initial consolidation arising from the transfer of UBM's investment banking activities and trading-generated interest components), net interest income is at the same level as last year.

Interest and similar income from dividends and other income from equity investments increased by 42.4% to €262 million, mainly as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions: At €1,340 million, net fees and commissions after the first nine months of 2007 almost matched last year's figure (down 1.2%) despite the absence in 2007 of the gains on the disposal of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007. Adjusted for currency and consolidation effects, net fees and commissions rose by 2.9%. In adjusted terms, all the operating divisions contributed to this increase.

Net trading, hedging and fair value income: At €857 million, net trading, hedging and fair value income is 27.3% higher than the figure reported for the same period last year (€673 million), although the difficult market situation significantly depressed the result achieved in the third quarter of 2007. With a contribution to earnings of €38 million, net trading, hedging and fair value income in the third quarter was substantially behind the excellent quarterly contributions made in the first half of 2007. The inclusion of €285 million from UBM's investment banking activities also helped to boost the overall pleasing figure reported for net trading, hedging and fair value income as at the end of September. The year-on-year increase in net income from financial instruments held for trading by one quarter to reach €408 million contributed to the rise in net trading, hedging and fair value income, even if the rapid expansion of profits slowed in the third quarter as a result of market turmoil. At €321 million, the contribution to dividend income generated by trading operations was roughly at the same high level as last year. In addition, gains on the realisation of private equity are being reported under net trading, hedging and fair value income for the first time since the end of 2006. These gains amounted to €118 million in the first nine months of 2007 (At September 2006 gains of this sort were still included under net income from investments).

Operating costs: Operating costs fell by 1.9%, to €2,737 million, compared to last year. Adjusted for the effects of deconsolidation, total operating costs fell by 2.8%. Within operating costs, payroll costs and depreciation on property, plant and equipment decreased while other administrative expenses increased. The rise in the other administrative expenses is attributable in part to the increase in the German VAT rate to 19% coupled with price rises.

Operating profit: The operating profit of HVB Group rose by 45.1% compared to the highly successful equivalent period last year, to reach €2,590 million at September 30, 2007. Despite the unusual turbulence on the financial markets and the impact this had on results in the third quarter of 2007, operating profit rose by 16.5% year-on-year, to €5,327 million, in the first nine months. This solid earnings performance, in conjunction with the reduction in operating costs, has produced a significant improvement in the cost-income ratio by 9.6 percentage points to 51.4%. This good operating performance enabled us to easily reach the ambitious targets of achieving a tangible increase in total revenues and thus an improvement in the cost-income ratio in the first nine months of 2007.

A strong performance overall is also indicated by a comparison of the **third quarter of 2007** with the equivalent quarter last year. Operating profit was up 13.3% in the third quarter of 2007 over the equivalent quarter last year, to €501 million (Q3/06: €442 million). Despite the effects of the financial crisis felt in net trading, hedging and fair value income, total revenues were down only 1.5% on last year's level of €1,340 million. At the same time, net interest income rose by 16.4% to €892 million whilst, at €365 million, net fees and commissions almost matched the quarterly total last year (down 1.6%). Compared to the same period last year, net trading, hedging and fair value income, at €38 million, fell by 80% in the third quarter of 2007. This is largely a result of losses incurred by the Structured Credits unit during the financial crisis which were offset in part by the good results in the business lines Fixed Income, Commodities and Currencies (FICC), Cash Equities, Equity Derivatives and Financing, and by UBM's net trading, hedging and fair value income. With total revenues remaining stable, the 8.7% decline in operating costs compared to the third quarter of 2006 led to an improvement of around 5 percentage points in the cost-income ratio in the third quarter of 2007, to 62.6%.

Net write-downs of loans and provisions for guarantees and commitments: At €496 million, net write-downs of loans and provisions for guarantees and commitments at the end of September 2007 are 22.3% below last year's figure (€638 million), due in part to one-off reversals in the Markets & Investment Banking division. Net write-downs of loans and provisions for guarantees and commitments are again below last year's total in the third quarter of 2007(down 53.1%).

Net income from investments: Net income from investments amounted to €390 million at September 30, 2007. The total largely includes gains of €219 million realised on the sale of Indexchange Investment AG to Barclays Bank PLC and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. In addition, the gain on the sale of the remaining shares in Münchener Rückversicherungs-Gesellschaft AG at €113 million favourably impacted net income from investments.

Profit before tax: At €2,446 million, profit before tax increased by around 40% compared to the result for the first nine months of last year (€1,744 million). The results for both this financial year and last are marked by non-recurring effects. Adjusted for the favourable effect arising from the interest payable on the purchase price relating to the disposal of discontinued operations (€93 million) and without the gains of €219 million and €113 million realised on the sale of our holdings in Indexchange and Münchener

Rückversicherungs-Gesellschaft AG, respectively, and adjusted for restructuring costs, profit before tax of the current financial year, at €2,027 million, exceeds last year's figure of €1,230 million adjusted for the gain on the disposal of the Activest Group (€533 million) and for restructuring expenses by around 65%.

A year-on-year comparison of quarters in isolation shows profit before tax, adjusted for restructuring costs and the gain on disposal of the Activest Group around 91% higher than last year.

Income tax: The reported income tax of €926 million includes non-recurring income tax of €190 million resulting from write-downs on deferred tax assets made necessary by the 2008 German Act on Corporate Tax Reform which was adopted in the third quarter.

Minorities and net profit: Minorities account for €73 million of the net profit of €1,520 million. After deducting minorities, we generated a profit of €1,447 million, which is 11% higher than the total for the equivalent period last year. Adjusted for the non-recurring effects included in profit before tax and the tax burdens as a result of the German corporate tax reform, there was a sharp increase in net profit, up 59.3% to €1,257 million, compared to the adjusted profit of the previous year (€789 million).

Segment result by division

The contributions of the divisions to the profit before tax of the new HVB Group of €2,446 million were as follows:

Retail	€206 million
Wealth Management	€142 million
Corporates & Commercial Real Estate Financing	€578 million
Markets & Investment Banking	€1,399 million
Other/consolidation	€121 million

For the first time at September 30, 2007, the activities of the following units were pooled in the Corporates Division within the UniCredit Group in order to leverage future growth opportunities: Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments. Consequently, at the end of September these operations are shown separately for the first time in the segment report of HVB Group under the new Global Financial Services

(GFS) subdivision within the Corporates & Commercial Real Estate Financing division. This change has produced shifts between Markets & Investment Banking and Corporates & Commercial Real Estate Financing for the above operations and associated customers in terms of segment allocations and the reporting of business volumes, income and expenses.

Retail division: In the first nine months of 2007, the Retail division generated a significant 17.9% increase in total revenues over last year, to reach €303 million. This pleasing development contributed to an improvement of 3.4 percentage points in the cost-income ratio to 77.4%.

At the same time operating costs declined by a sharp 4.5% despite the initial consolidation of the PlanetHome Group, one of the leading providers of property finance specialising in the provision and financing of residential property. Whereas payroll expenses decreased by 0.2% to remain at the same level as last year, despite the initial consolidation of the PlanetHome Group, other administrative expenses, including depreciation of property, plant and equipment, declined by a significant 7.4%, particularly as a result of the continuing strict cost management.

At €1,338 million, total revenues remained at the same level as last year despite the decline in net interest income (down 3.2%). Net interest income decreased largely as a result of strategic changes in the case of real estate loans together with a decline in volumes of lending for overdraft facilities, whereby the restrained demand for credit from business customers is particularly noticeable on the market. This development was offset in part by higher margins on the deposit-taking side and an increase in volumes for demand and term deposits. The development of net interest income was also negated by a sharp year-on-year increase of 5.9% in net fees and commissions, which can be attributed in part to the consolidation of the PlanetHome Group. Alongside "KombiAnlage plus", one of our core products in securities and custodial services, the continued successful distribution of innovative investment products with a nominal sales volume of around €2.5 billion made a major contribution to the development of the fees and commissions business.

The good operating performance, coupled with much lower net write-downs of loans and provisions for guarantees and commitments (down 26.9%), resulted in a profit before tax of €206 million, which is 68.9% higher than the result for the first nine months of last year.

Wealth Management division: As part of the pooling of asset management activities in the UniCredit Group, the Activest Group was transferred to Pioneer Global Asset Management S.p.A. with effect from July 1, 2006 along with Nordinvest in January 2007.

Moreover, the depositary banking activities of HVB Banque Luxembourg S.A. were assigned away from the Wealth Management division with effect from January 1, 2007. To make it easier to compare the performance of our Wealth Management operations, we are showing below an income statement for the Wealth Management division, in which the quarterly figures for 2006 have been adjusted for the deconsolidation effects and the profits from the depositary banking activities of HVB Banque Luxembourg:

With an adjusted profit before tax of €142 million, the Wealth Management division recorded an increase of 30.3% in the first nine months of 2007 over the equivalent figure for the corresponding period last year. The very strong increase in operating profit (up 28.2% year-on-year) was driven by the 10.4% rise in total revenues to €350 million. Net fees and commissions proved particularly dynamic, expanding 9.3% compared to this point last year. Net interest income also rose a sharp 8.9% on the back of higher dividend income.

The moderate 1.0% increase in operating costs reflects the deliberate expansion of the sales force, which is intended to generate more sustained organic growth. The cost-income ratio improved by 5.6 percentage points to 59.7% on the back of higher total revenues.

Corporates & Commercial Real Estate Financing division: Corporates subdivision: In operations involving small and medium-sized customers, the Corporates subdivision increased its operating profit to €549 million in the first nine months of 2007, which represents a major gain of 9.6% year-on-year. Taken together, higher total revenues (up 5.3%) and lower operating costs (down 1.2%) resulted in an improvement of 2.4 percentage points in the cost-income ratio to an outstanding 37.3%. Within total revenues, net fees and commissions rose by 8.6% as a result of highly successful derivatives operations and higher contributions from payments activities. At the same time, net interest income increased significantly by 4.8%, despite the intense competition on the German market. The 1.2% reduction in operating costs year-on-year is attributable to much lower other administrative expenses and amortisation, depreciation and impairment losses. At the same time, the increase in payroll costs due to the growth strategy involving the expansion of workforce was more than compensated.

The pleasing development in business operations has produced a significant rise of 6.4% in profit before tax, to €401 million after €377 million last year, despite a 14.2% increase in net write-downs of loans and provisions for guarantees and commitments.

Corporates & Commercial Real Estate Financing division: Commercial Real Estate Financing subdivision: The operating profit of the Commercial Real Estate Financing subdivision fell a slight 3.1% to €124 million, as a result of the further strategic reduction in volumes. At the same time, greater progress on expanding service operations had a positive effect.

The continued elimination of unprofitable portfolios led to a decline of 9.7% in net interest income, and consequently to a decrease of 6.0% in total revenues, compared to last year. This was partially offset by higher volumes in the deposit-taking business. Net fees and commissions benefited from the successful expansion of interest-derivative and advisory operations, beating the previous year total by a significant 16.7%. Operating costs declined by a tangible 15.4% on account of lower payroll costs arising from the elimination of positions associated with the reduction of volumes together with lower other administrative expenses. Consequently, the cost-income ratio improved by 2.4 percentage points to 21.0% despite the decline in total revenues. A €59 million year-on-year decrease in net write-downs of loans and provisions for guarantees and commitments reflects the improvement in the quality of the portfolio brought about by the successful implementation of the restructuring program. This resulted in a massive 81.4% rise in profit before tax to €127 million.

Corporates & Commercial Real Estate Financing division: new GFS subdivision: The Global Financial Services subdivision, which is being shown separately for the first time in the interim report at September 30, 2007, provides products and services for corporate customers and international financial institutions above all in the field of foreign trade and payments. Its operating profit declined by €9 million, or 15.0%, year-on-year to €51 million. Total revenues declined by 9.2% overall, although net interest income remained stable. The 23.3% decrease in net fees and commissions results from lower contributions from the foreign branches and activities involving foreign guarantees. Operating costs remained constant, as the slight decline in payroll costs was offset overall by higher other administrative expenses and amortisation, depreciation and impairment losses. The cost-income ratio rose by 3.9 percentage points, but remains at a healthy 42.7%.

Markets & Investment Banking division: As part of the reorganisation of the divisions, the Global Financial Services (GFS) unit previously operating under the Markets & Investment Banking division has been assigned to the Corporates & Commercial Real Estate Financing division. All comparative figures for previous periods have been adjusted accordingly.

The Markets & Investment Banking division continued its successful, sustainable results trend in the current year, increasing its profit before tax year-on-year by a healthy 58.3% to reach €1,399 million in the first nine months of 2007. This good performance can be primarily attributed to the substantial rise of €291 million in operating profit and the gain of €219 million realised on the disposal of Indexchange recognised in net income from investments and other items. Total revenues were up by a total of €385 million, or 23.6%. Some of this growth relates to the initial consolidation of UBM's investment banking activities, the income and expenses of which have been incorporated since April 1, 2007. But even when the revenues from UBM's investment activities are not included in the figures, total revenues posted a healthy year-on-year rise of 13.7%.

Net trading, hedging and fair value income improved year-on-year by 28.3%, profiting from the initial consolidation of UBM (€285 million). Compared to last year, notably, the profit from financial instruments held for trading increased by a quarter. Much higher dividends from private equity investments were also recorded in net interest income.

As a result of the turmoil on the markets, total revenues shrank markedly in the third quarter of 2007, to €297 million, compared with the unusually successful previous quarters (Q1 2007: €828 million; Q2 2007: €891 million). The division was nevertheless able to generate an operating profit on account of its diversified line-up, although higher funding costs and the depressed net trading, hedging and fair value income from structured credit products had a negative impact on account of the illiquid market. This was offset, however, by very good results in the other business lines. FICC (Fixed Income, Commodities and Currencies) in particular again recorded strong profits in the third quarter of 2007.

The 11.7% rise in operating costs is attributable primarily to the first-time inclusion of UBM's investment banking activities. The cost-income ratio improved by a significant 4.7 percentage points, to 44.5%, compared to the first nine months of 2006.

Other/consolidation: The Other/consolidation segment encompasses the Global Banking Services and the Group Corporate Centre subsegments together with the profit contributions from the Special Credit Portfolio, the Real Estate Restructuring portfolio and consolidation effects. The total revenues of this segment rose sharply, from €89 million last year to €502 million in the first nine months of 2007. This development results almost exclusively from net interest income, which benefited from the interest effects arising from the inflow of funds in conjunction with the disposal of the discontinued operations. This effect was reinforced by the return on the purchase price (generated in the first quarter of 2007) together with the investment of the gains on disposal and the omission of the refinancing costs on the carrying amounts of the investments in the discontinued operations that were included last year.

Operating costs declined by €33 million, or 14.2%, compared to last year, essentially as a result of strict cost management in the internal service units and the associated downsizing. Net write-downs of loans and provisions for guarantees and commitments, which relate largely to the Special Credit Portfolio, fell by 8.0%, to €298 million. At the same time, the gain of €47 million on the disposal of Nordinvest and the gain of €113 million on the disposal of Münchener Rückversicherungs-Gesellschaft in particular led to the higher profit contribution from net income from investments and other items. Last year, this item included the gain of €55 million on the disposal of Babcock & Brown and €40 million on the disposal of Lufthansa. Profit before tax improved to €121 million after the first six months of the present financial year after a loss of €457 million in the equivalent period last year.

Return on equity after taxes

The return on equity of HVB Group is reported in accordance with the customary definition in the UniCredit Group (based on 6.8% of the tied equity capital related to the average risk-weighted assets). This involves adjusting the respective profit variable in the numerator of the ratio by the imputed interest on to what is known as the average capital surplus.

In the first nine months of 2007, HVB Group generated a return on equity of 16.4% after taxes and 27.9% before taxes. Adjusted for the non-recurring effects mentioned above, the ratios – at 14.0% after taxes and 22.4% before taxes – are significantly higher than the figures reported in the first nine months of 2006 (at September 30, 2006: 16.8%

return on equity after taxes, adjusted: 10.4%; and 22.6% return on equity before taxes, adjusted: 16.3%).

The interim report at September 30, 2007 will be made available for download on the HypoVereinsbank website at http://www.hvb.com/ir. An analysts' presentation can be called up on the internet.

Financial Highlights – HVB Group[1)]

Key indicators (in %)	1/1-30/9/2007[1)]	1/1-30/9/2006[4)]
RoE after taxes[2)]	16.4	16.8
Return on equity after taxes, adjusted[2) 3)]	14.0	10.4
RoE before taxes[2)]	27.9	22.6
Return on equity before taxes, adjusted[2) 3)]	22.4	16.3
Cost-income ratio (based on total revenues)	51.4	61.0
Operating performance	**1/1-30/9/2007[1)]**	**1/1-30/9/2006[4)]**
Operating profit (€ millions)	2,590	1,785
Profit before tax (€ millions)	2,446	1,744
Net profit (€ millions)	1,447	1,304
Earnings per share (€)	1.84	1.74
Earnings per share, adjusted[3)] (€)	1.60	1.05
Balance sheet figures (€ billions)	**30/9/2007**	**31/12/2006[4)]**
Total assets	426.4	358.3
Shareholders' equity	23.4	21.9
Key capital ratios compliant with KWG rules	**30/9/2007**	**31/12/2006[4)]**
Core capital (€ billions) (including inflow to shareholders' equity arising from the disposal of discontinued operations)	22.6	21.6
Risk weighted assets (€ billions)	142.6	137.4
Core capital ratio (%) (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.9	15.8
	30/9/2007[1)]	**31/12/2006[4)]**
Employees	25,363	25,738
Branch offices	850	785

Share information		1/1-30/9/2007	31/12/2006
Share price:	Reporting date (€)	41.22	33.03
	High (€)	43.21	36.65
	Low (€)	32.30	25.52
Market capitalisation at reporting date (€ billions)		33.1	24.8

[1)] without discontinued operations
[2)] return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
[3)] 2007 adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations, the gains on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG, restructuring costs and tax charges arising from German corporate tax reforms; 2006 adjusted for the gain on disposal of the Activest companies and restructuring costs
[4)] HVB Group new: pro forma figures of continued operations

Income Statement from January 1 to September 30, 2007 – HVB Group

Income/expenses	1/1/-30/9/2007 in € m	1/1/-30/9/2006 in € m	Change in € m	Change in %
Net interest	2,805	2,322	+483	*+20.8*
Dividends and other income from equity investments	262	184	+78	*+42.4*
Net interest income	**3,067**	**2,506**	**+561**	***+22.4***
Net fees and commissions	1,340	1,356	(16)	*-1.2*
Net trading income	857	673	+184	*+27.3*
Net other expenses/income	63	39	+24	*+61.5*
Net non-interest income	**2,260**	**2,068**	**+192**	***+9.3***
TOTAL REVENUES	**5,327**	**4,574**	**+753**	***+16.5***
Payroll costs	(1,601)	(1,699)	+98	*-5.8*
Other administrative expenses	(953)	(867)	(86)	*+9.9*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(183)	(223)	+40	*-17.9*
Operating costs	**(2,737)**	**(2,789)**	**+52**	***-1.9***
OPERATING PROFIT	**2,590**	**1,785**	**+805**	***+45.1***
Provisions for risks and charges	(32)	(73)	+41	*-56.2*
Write-down on goodwill	--	--	--	--
Restructuring costs	(6)	(19)	+13	*-68.4*
Net write-downs of loans and provisions for guarantees and commitments	(496)	(638)	+142	*-22.3*
Net income from investments	390	689	(299)	*-43.4*
PROFIT BEFORE TAXES	**2,446**	**1,744**	**+702**	***+40.3***
Income tax for the period	(926)	(375)	(551)	*>+100.0*
PROFIT AFTER TAXES	**1,520**	**1,369**	**+151**	***+11.0***
Minorities	(73)	(65)	(8)	*+12.3*
NET PROFIT OF HVB GROUP NEW	**1,447**	**1,304**	**+143**	***+11.0***
Net profit after tax of discontinued operations	3,698	1,762	+1,936	*>+100.0*
Minority interest in the net profit of discontinued operations	--	(518)	+518	*-100.0*
NET PROFIT OF FULL HVB GROUP	**5,145**	**2,548**	**+2,597**	***>+100.0***

Income Statement from January 1 to September 30, 2007 – HVB Group new – Adjusted figures

Income/expenses	1/1/-30/9/2007 adjusted[1)] in € m	1/1/-30/9/2006 adjusted[2)] in € m	Change in € m	Change in %
Net interest	2,712	2,322	+390	*+16.8*
Dividends and other income from equity investments	262	184	+78	*+42.4*
Net interest income	**2,974**	**2,506**	**+468**	***+18.7***
Net fees and commissions	1,340	1,356	(16)	*-1.2*
Net trading income	857	673	+184	*+27.3*
Net other expenses/income	63	39	+24	*+61.5*
Net non-interest income	**2,260**	**2,068**	**+192**	***+9.3***
TOTAL REVENUES	**5,234**	**4,574**	**+660**	***+14.4***
Payroll costs	(1,601)	(1,699)	+98	*-5.8*
Other administrative expenses	(953)	(867)	(86)	*+9.9*
Amortisation, depreciation and impairment losses on intangible and tangible assets	(183)	(223)	+40	*-17.9*
Operating costs	**(2,737)**	**(2,789)**	**+52**	***-1.9***
OPERATING PROFIT	**2,497**	**1,785**	**+712**	***+39.9***
Provisions for risks and charges	(32)	(73)	+41	*-56.2*
Restructuring costs	0	0	0	*0.0*
Net write-downs of loans and provisions for guarantees and commitments	(496)	(638)	+142	*-22.3*
Net income from investments	58	156	(98)	*-62.8*
PROFIT BEFORE TAXES	**2,027**	**1,230**	**+797**	***+64.8***
Income tax for the period	(697)	(376)	(321)	*+85.4*
PROFIT AFTER TAXES	**1,330**	**854**	**+476**	***+55.7***
Minorities	(73)	(65)	(8)	*+12.3*
CONSOLIDATED PROFIT (LOSS)	**1,257**	**789**	**+468**	***+59.3***

1) 2007 adjusted for interest on proceeds of disposal of BA-CA, CEE-subsidiaries (€93 m), disposal gains Indexchange (€219 m), Munich Re (€113 m), restructuring costs (€-6 m and tax expenses due to the tax reform (€-190 m)

2) 2006 adjusted for disposal gain Activest companies (€533 m) and restructuring costs (€-19 m)

HVB Group
Balance Sheet at September 30, 2007[1)]

Assets	30/9/2007 in € m	31/12/2006 in € m	Change in € m	Change in %
Cash and cash balances	444	508	(64)	-12.6
Financial assets held for trading[2)]	181,064	107,628	+73,436	+68.2
Financial assets at fair value through profit or loss	13,533	11,728	+1,805	+15.4
Available-for-sale financial assets	7,740	6,504	+1,236	+19.0
Held-to-maturity investments	2,649	471	+2,178	>+100.0
Loans and receivables with banks	49,172	43,847	+5,325	+12.1
Loans and receivables with customers	163,552	164,031	(479)	-0.3
Hedging derivatives	518	842	(324)	-38.5
Investments in associates, joint ventures and non-consolidated subsidiaries	384	688	(304)	-44.2
Property, plant and equipment	1,849	1,993	(144)	-7.2
Intangible assets	759	808	(49)	-6.1
of which: Goodwill	421	422	(1)	-0.2
Tax assets	2,252	2,745	(493)	-18.0
Assets of discontinued operations and non-current assets or disposal groups held for sale	21	164,451	(164,430)	-100.0
Other assets	2,480	1,789	+691	+38.6
Total assets	**426,417**	**508,033**	**(81,616)**	**-16.1**

1) new balance sheet structure

2) as fair value through profit and loss

HVB Group
Balance Sheet at September 30, 2007 (continued)

Shareholders' equity and liabilities	30/9/2007 in € m	31/12/2006 in € m	Change in € m	Change in %
Deposits from banks	83,475	86,571	(3,096)	-3.6
Deposits from customers	105,752	92,751	+13,001	+14.0
Debt securities in issue	84,319	87,568	(3,249)	-3.7
Financial liabilities held for trading	121,331	60,768	+60,563	+99.7
Hedging derivatives	465	764	(299)	-39.1
Changes in fair value of portfolio hedged items	71	--	+71	+100.0
Tax liabilities	1,717	1,378	+339	+24.6
Liabilities of discontinued operations and of disposal groups held for sale	23	152,920	(152,897)	-100.0
Other liabilities	4,389	3,891	+498	+12.8
Provisions	1,439	1,434	+5	+0.3
Shareholders' equity	23,436	19,988	+3,448	+17.3
Shareholders' equity attributable to shareholders of HVB AG	22,614	16,690	+5,924	+35.5
Subscribed capital	2,407	2,252	+155	+6.9
Additional paid-in capital	9,791	8,885	+906	+10.2
Own shares	(2)	(2)	0	0.0
Other reserves	5,166	4,061	+1,105	+27.2
Change in valuation of financial instruments	107	872	(765)	-87.7
AfS reserve	665	1,195	(530)	-44.4
Hedge reserve	(558)	(323)	(235)	-72.8
Consolidated profit 2006	--	622	(622)	-100.0
Net profit 1/1-30/9/2007	5,145	--	+5,145	+100.0
Minority interest	822	3,298	(2,476)	-75.1
Total shareholders' equity and liabilities	**426,417**	**508,033**	**(81,616)**	**-16.1**

Income statement by division from January 1 to September 30, 2007

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Other/con-solidation	HVB Group new	Discontinued operations[2]	Full HVB Group[2]
TOTAL REVENUES								
1/1 – 30/9/2007	1,338	350	1,121	2,016	502	5,327	1	5,328
1/1 – 30/9/2006	1,341	417	1,096	1,631	89	4,574	3,959	8,533
Change in %	-0.2	-16.1	+2.3	+23.6	>+100.0	+16.5	n.m.	-37.6
Operating costs								
1/1 – 30/9/2007	(1,035)	(209)	(397)	(897)	(199)	(2,737)	(1)	(2,738)
1/1 – 30/9/2006	(1,084)	(263)	(407)	(803)	(232)	(2,789)	(2,211)	(5,000)
Change in %	-4.5	-20.5	-2.5	+11.7	-14.2	-1.9	n.m.	-45.2
OPERATING PROFIT								
1/1 – 30/9/2007	303	141	724	1,119	303	2,590	–	2,590
1/1 – 30/9/2006	257	154	689	828	(143)	1,785	1,748	3,533
Change in %	+17.9	-8.4	+5.1	+35.1	n.m.	+45.1	n.m.	-26.7
Net write-downs of loans and provisions for guarantees and commitments								
1/1 – 30/9/2007	(95)	(6)	(139)	42	(298)	(496)	–	(496)
1/1 – 30/9/2006	(130)	(2)	(180)	(2)	(324)	(638)	(419)	(1,057)
Change in %	-26.9	>+100.0	-22.8	n.m.	-8.0	-22.3	n.m.	-53.1
Other items[1]								
1/1 – 30/9/2007	(2)	7	(7)	238	116	352	3,782	4,134
1/1 – 30/9/2006	(5)	537	(3)	58	10	597	689	1,286
Change in %	+60.0	-98.7	>-100,0	>+100,0	>+100,0	-41.0	>+100,0	>+100,0
PROFIT BEFORE TAX								
1/1 – 30/9/2007	206	142	578	1,399	121	2,446	3,782	6,228
1/1 – 30/9/2006	122	689	506	884	(457)	1,744	2,018	3,762
Change in %	+68.9	-79.4	+14.2	+58.3	n.m.	+40.3	+87.4	+65.6

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses
[2] contains the gains on the disposal of discontinued operations in other items (net income from investments)

Income statement of the Retail division

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**809**	**836**	**269**	**269**	**271**	**285**
Net fees and commissions	518	489	151	172	195	139
Net trading income	2	--	1	--	1	(1)
Net other expenses/income	9	16	4	2	3	--
Net non-interest income	**529**	**505**	**156**	**174**	**199**	**138**
TOTAL REVENUES	**1,338**	**1,341**	**425**	**443**	**470**	**423**
Payroll costs	(434)	(435)	(139)	(142)	(153)	(142)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(601)	(649)	(198)	(197)	(206)	(226)
Operating costs	**(1,035)**	**(1,084)**	**(337)**	**(339)**	**(359)**	**(368)**
OPERATING PROFIT	**303**	**257**	**88**	**104**	**111**	**55**
Restructuring costs	--	(2)	--	--	--	(1)
Net write-downs of loans and provisions for guarantees and commitments	(95)	(130)	(15)	(13)	(67)	(50)
Net income from investments and other items[1]	(2)	(3)	(2)	--	--	(5)
PROFIT BEFORE TAX	**206**	**122**	**71**	**91**	**44**	**(1)**
Cost-income ratio in %	**77.4**	**80.8**	**79.3**	**76.5**	**76.4**	**87.0**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**122**	**116**	**45**	**40**	**37**	**40**
Net fees and commissions	236	311	70	79	87	62
Net trading income	(7)	(12)	1	(7)	(1)	1
Net other expenses/income	(1)	2	(1)	--	--	(1)
Net non-interest income	**228**	**301**	**70**	**72**	**66**	**62**
TOTAL REVENUES	**350**	**417**	**115**	**112**	**123**	**102**
Payroll costs	(69)	(91)	(22)	(24)	(23)	(24)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(140)	(172)	(45)	(46)	(49)	(45)
Operating costs	**(209)**	**(263)**	**(67)**	**(70)**	**(72)**	**(69)**
OPERATING PROFIT	**141**	**154**	**48**	**42**	**51**	**33**
Restructuring costs	--	(2)	–	--	--	(2)
Net write-downs of loans and provisions for guarantees and commitments	(6)	(2)	–	(2)	(4)	(2)
Net income from investments and other items[1)]	7	539	1	5	1	533
PROFIT BEFORE TAX	**142**	**689**	**49**	**45**	**48**	**562**
Cost-income ratio in %	**59.7**	**63.1**	**58.3**	**62.5**	**58.5**	**67.6**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Adjusted[1] income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**122**	**112**	**45**	**40**	**37**	**39**
Net fees and commissions	236	216	70	79	87	53
Net trading income	(7)	(12)	1	(7)	(1)	1
Net other expenses/income	(1)	1	(1)	--	--	(1)
Net non-interest income	**228**	**205**	**70**	**72**	**86**	**53**
TOTAL REVENUES	**350**	**317**	**115**	**112**	**123**	**92**
Payroll costs	(69)	(67)	(22)	(24)	(23)	(23)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(140)	(140)	(45)	(46)	(49)	(43)
Operating costs	**(209)**	**(207)**	**(67)**	**(70)**	**(72)**	**(66)**
OPERATING PROFIT	**141**	**110**	**48**	**42**	**51**	**26**
Restructuring costs	--	(2)	--	--	--	(2)
Net write-downs of loans and provisions for guarantees and commitments	(6)	(2)	--	(2)	(4)	(2)
Net income from investments and other items[2]	7	3	1	5	1	--
PROFIT BEFORE TAX	**142**	**109**	**49**	**45**	**48**	**22**
Cost-income ratio in %	**59.7**	**65.3**	**58.3**	**62.5**	**58.5**	**71.7**

[1] adjusted for deconsolidation effects (as of July 1, 2006: Activest companies; January 1, 2007 Nordinvest) and income and expenses of security accounts business of HVB Luxemburg (as of January 1, 2007)
[2] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division

Corporates subdivision

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**617**	**589**	**199**	**218**	**200**	**183**
Net fees and commissions	253	233	74	81	98	76
Net trading income	(1)	2	(1)	(1)	1	4
Net other expenses/income	6	7	3	2	1	–
Net non-interest income	**258**	**242**	**76**	**82**	**100**	**80**
TOTAL REVENUES	**875**	**831**	**275**	**300**	**300**	**263**
Payroll costs	(134)	(127)	(46)	(42)	(46)	(41)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(192)	(203)	(66)	(64)	(62)	(69)
Operating costs	**(326)**	**(330)**	**(112)**	**(106)**	**(108)**	**(110)**
OPERATING PROFIT	**549**	**501**	**163**	**194**	**192**	**153**
Restructuring costs	–	(1)	–	–	–	(1)
Net write-downs of loans and provisions for guarantees and commitments	(145)	(127)	(44)	(61)	(40)	(48)
Net income from investments and other items[1)]	(3)	4	(6)	4	(1)	(4)
PROFIT BEFORE TAX	**401**	**377**	**113**	**137**	**151**	**100**
Cost-income ratio in %	**37.3**	**39.7**	**40.7**	**35.3**	**36.0**	**41.8**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division

Global Financial Services subdivision

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**55**	**55**	**18**	**18**	**19**	**18**
Net fees and commissions	33	43	10	12	11	15
Net trading income	--	--	--	--	--	--
Net other expenses/income	1	--	1	--	--	--
Net non-interest income	**34**	**43**	**11**	**12**	**11**	**15**
TOTAL REVENUES	**89**	**98**	**29**	**30**	**30**	**33**
Payroll costs	(13)	(14)	(3)	(5)	(5)	(5)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(25)	(24)	(9)	(8)	(8)	(8)
Operating costs	**(38)**	**(38)**	**(12)**	**(13)**	**(13)**	**(13)**
OPERATING PROFIT	**51**	**60**	**17**	**17**	**17**	**20**
Restructuring costs	--	--	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	(1)	(1)	(1)	--	--	--
Net income from investments and other items[1)]	--	--	--	--	--	--
PROFIT BEFORE TAX	**50**	**59**	**16**	**17**	**17**	**20**
Cost-income ratio in %	**42.7**	**38.8**	**41.4**	**43.3**	**43.3**	**39.4**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**121**	**134**	**37**	**42**	**42**	**42**
Net fees and commissions	35	30	11	13	11	10
Net trading income	--	--	--	--	--	--
Net other expenses/income	1	3	--	1	--	--
Net non-interest income	**36**	**33**	**11**	**14**	**11**	**10**
TOTAL REVENUES	**157**	**167**	**48**	**56**	**53**	**52**
Payroll costs	(7)	(9)	(2)	(3)	(2)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(26)	(30)	(9)	(8)	(9)	(12)
Operating costs	**(33)**	**(39)**	**(11)**	**(11)**	**(11)**	**(15)**
OPERATING PROFIT	**124**	**128**	**37**	**45**	**42**	**37**
Restructuring costs	--	--	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	7	(52)	8	10	(11)	(30)
Net income from investments and other items[1)]	(4)	(6)	(3)	(1)	--	(6)
PROFIT BEFORE TAX	**127**	**70**	**42**	**54**	**31**	**1**
Cost-income ratio in %	**21.0**	**23.4**	**22.9**	**19.6**	**20.8**	**28.8**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
Net interest income	**901**	**752**	**226**	**283**	**392**	**248**
Net fees and commissions	272	218	54	139	79	58
Net trading income	844	658	26	463	355	193
Net other expenses/income	(1)	3	(9)	6	2	(7)
Net non-interest income	**1,115**	**879**	**71**	**608**	**436**	**244**
TOTAL REVENUES	**2,016**	**1,631**	**297**	**891**	**828**	**492**
Payroll costs	(432)	(368)	(78)	(196)	(158)	(117)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(465)	(435)	(163)	(169)	(133)	(139)
Operating costs	**(897)**	**(803)**	**(241)**	**(365)**	**(291)**	**(256)**
OPERATING PROFIT	**1,119**	**828**	**56**	**526**	**537**	**236**
Restructuring costs	--	--	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	42	(2)	44	(1)	(1)	(5)
Net income from investments and other items[1)]	238	58	16	7	215	16
PROFIT BEFORE TAX	**1,399**	**884**	**116**	**532**	**751**	**247**
Cost-income ratio in %	**44.5**	**49.2**	**81.1**	**41.0**	**35.1**	**52.0**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Other/consolidation division

Income/expenses	1/1/-30/9/2007 *in € m*	1/1/-30/9/2006 *in € m*	Q3/2007 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q3/2006 *in € m*
TOTAL REVENUES	**502**	**89**	**151**	**150**	**201**	**(4)**
Operating costs	**(199)**	**(232)**	**(59)**	**(39)**	**(101)**	**(88)**
OPERATING PROFIT	**303**	**(143)**	**92**	**111**	**100**	**(92)**
Restructuring costs	(6)	(14)	(3)	(3)	–	(12)
Net write-downs of loans and provisions for guarantees and commitments	(298)	(324)	(98)	(114)	(86)	(91)
Net income from investments and other items[1)]	122	24	(6)	79	49	(10)
PROFIT BEFORE TAX	**121**	**(457)**	**(15)**	**73**	**63**	**(205)**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Sabine.Keindl@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group

HypoVereinsbank — Member of UniCredit Group

File No. 82-3777

RECEIVED

INVESTOR RELATIONS RELEASE 14. NOVEMBER 2007

HVB Group mit erfreulichem Ergebnis in den ersten neun Monaten 2007 – 3. Quartal trotz Finanzkrise deutlich besser als im Vorjahr

- **Operatives Ergebnis (2.590 Mio. €) nach neun Monaten ggü. Vorjahr deutlich um 45,1% erhöht; Operative Erträge um 16,5% deutlich verbessert**
- **Verwaltungsaufwand (2.737 Mio. €) weiter rückläufig; Cost-Income-Ratio mit 51,4% um 9,6%-Punkte gegenüber Vorjahr deutlich verbessert**
- **Kreditrisikovorsorge um 22,3% deutlich reduziert**
- **Ergebnis vor Steuern (2.446 Mio. €) um 40,3% gestiegen; Gewinn (1.447 Mio. €) trotz belastendem Einmaleffekt aus der Unternehmenssteuerreform um 11,0% gestiegen**
- **3. Quartal 2007 gegenüber Vorjahresquartal deutlich gesteigert; bereinigtes Quartalsergebnis vor Steuern trotz Finanzkrise ggü. Vorjahr um rund 91% gestiegen**

Die HVB Group legt heute ihren Zwischenbericht zum 30. September 2007 vor. Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Deshalb werden in der Gewinn- und Verlustrechnung die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und Minderheiten der HVB Group neu (fortzuführende Geschäftsbereiche) erfasst.

Nach der Übertragung der als aufgegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine im ersten Quartal 2007 und deren Entkonsolidierung mit Wirkung zum 1. Januar 2007 wurden nunmehr im dritten Quartal 2007 auch die Filialen Vilnius und Tallinn vollständig

übertragen. In der Gewinn- und Verlustrechnung der HVB Group schlagen sich deshalb in 2007 nach dem Gewinn der HVB Group neu in den separaten GuV-Positionen "Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche" bzw. "Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche" neben den Entkonsolidierungsgewinnen der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile auch die Ergebnisse aus der Geschäftstätigkeit der Filialen Vilnius und Tallinn bis 1. März 2007 nieder. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten dagegen noch die Ergebnisse aus der Geschäftstätigkeit aller übertragenen Gesellschaften.

Zum 1. April 2007 wurden die Investment Banking Aktivitäten der UniCredit Banca Mobiliare (UBM) auf die HVB AG übertragen. Dies wirkt sich im Vergleich mit den Ergebnissen der ersten neun Monate 2006 als Erstkonsolidierungseffekt aus. Nachfolgend wird ausschließlich die Ergebnisentwicklung der HVB Group neu dargestellt:

Überblick

Die HVB Group hat in den ersten neun Monaten operativ gut gearbeitet und eine erfreuliche finanzielle Entwicklung erzielt. Die operativen Erträge stiegen gegenüber dem Vorjahr deutlich um 16,5% an. Der Zinsüberschuss inklusive Dividenden erhöhte sich um 22,4%. Der Provisionsüberschuss blieb auf hohem Niveau stabil. Das Handelsergebnis erfuhr trotz Finanzkrise einen erfreulichen Anstieg um 27,3%, allerdings mit einem Rückgang im 3. Quartal bedingt durch die Auswirkungen der Finanzkrise mit ihrem Ursprung im amerikanischen Immobilienkreditmarkt. Die Verwaltungsaufwendungen zeigen sich mit 1,9% leicht rückläufig. Das Ziel einer deutlich verbesserten Cost-Income-Ratio wurde in den ersten neun Monaten mit 51,4% gut erreicht. Das Ergebnis vor Steuern stieg um 40,3% an. Der Gewinn stieg trotz einer einmaligen Sonderbelastung aus der Unternehmenssteuerreform in Deutschland um 11,0% auf 1.447 Mio. € an.

Die Eigenkapitalrentabilität nach Steuern von 16,4% (bereinigt um Sondereffekte, auch aus der Einmalbelastung der Unternehmenssteuerreform: 14,0%) konnte die HVB Group gegenüber den bereits guten Werten des Vorjahres weiter verbessern.

Auch das 3. Quartal 2007 entwickelte sich insgesamt erfolgreich: Das Operative Ergebnis stieg um 13,3% auf 501 Mio. €, insbesondere durch kräftig gesunkene Verwaltungsaufwendungen. Die operativen Erträge (1.340 Mio. €) erreichten trotz eines

durch die Finanzkrise belasteten Handelsergebnisses von 38 Mio. € (3. Quartal 2006: 191 Mio. €) fast das Niveau des Vorjahresquartals (-1,5%). Bereinigt um Sondereffekte ist das Ergebnis vor Steuern im 3. Quartal trotz Finanzkrise um rund 91% gestiegen und damit deutlich besser als im Vorjahresquartal.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HypoVereinsbank: "In den ersten neun Monaten 2007 haben wir an die positive Entwicklung des vergangenen Jahres angeknüpft, obwohl die Finanzkrise auch bei uns ihre Spuren hinterlassen hat. Die insgesamt erfreuliche operative Entwicklung hat unsere hohen Erwartungen voll erfüllt. Mit Blick auf unsere Jahresziele liegen wir weiterhin auf Kurs. Das Geschäftsmodell der HypoVereinsbank hat sich während der Finanzkrise bisher als robust erwiesen."

Die Ergebnisse im Einzelnen:

Zinsüberschuss: Der originäre Zinsüberschuss erhöhte sich gegenüber dem Vorjahr um 20,8% auf 2.805 Mio. €. In diesem Anstieg wirkt sich der Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche deutlich begünstigend aus. Dazu zählen neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr. Bereinigt um Sondereffekte (Liquiditätsvorteile aus den Unternehmensverkäufen, Erstkonsolidierungseffekt aus der Übertragung der Investment Banking Aktivitäten der UBM und handelsinduzierte Zinskomponenten) liegt der Zinsüberschuss auf dem Vorjahresniveau.

Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 42,4% auf 262 Mio. € im Wesentlichen infolge gestiegener Ausschüttungen aus Private Equity Fonds.

Provisionsüberschuss: Beim Provisionsüberschuss konnte mit dem Neunmonatsergebnis 2007 in Höhe von 1.340 Mio. € trotz in 2007 fehlender Erträge durch den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 der entsprechende Vorjahreswert nahezu erreicht werden (-1,2%). Bereinigt um Währungs- sowie Konsolidierungseffekte steigt der Provisionsüberschuss gegenüber dem Vorjahreswert um 2,9% an. Zu diesem Anstieg haben auf bereinigter Basis alle operativen Divisionen beigetragen.

Handelsergebnis: Das Handelsergebnis liegt mit 857 Mio. € um 27,3% über dem entsprechenden Vorjahresergebnis (673 Mio. €), obwohl die schwierigen Marktverhältnisse das Ergebnis des dritten Quartals 2007 deutlich belasteten. Mit einem positiven Ergebnisbeitrag von 38 Mio. € blieb das Handelsergebnis im dritten Quartal deutlich hinter den herausragenden Quartalsbeiträgen des ersten Halbjahres 2007 zurück. Zum insgesamt guten Handelsergebnis per Ende September hat auch die Einbeziehung der Investment Banking Aktivitäten der UBM mit 285 Mio. € positiv beigetragen. Zur Steigerung des Handelsergebnisses trug der Anstieg des Gewinnsaldos aus Finanzinstrumenten "Held for Trading" gegenüber Vorjahr um rund ein Viertel auf 408 Mio. € bei, auch wenn sich hier die Ergebnisdynamik auf Grund der Marktturbulenzen im dritten Quartal abschwächte. Der Ergebnisbeitrag der handelsinduzierten Dividenden lag mit 321 Mio. € in etwa auf dem hohen Niveau des Vorjahres. Ferner werden im Handelsergebnis erstmals seit Jahresende 2006 Realisierungserfolge aus Private Equity ausgewiesen. Diese belaufen sich in den ersten neun Monaten auf 118 Mio. € (per 30. September 2006 waren diese noch im Finanzanlageergebnis enthalten).

Verwaltungsaufwand: Die Verwaltungsaufwendungen ermäßigten sich gegenüber dem Vorjahr um 1,9% auf 2.737 Mio. €. Bereinigt um Entkonsolidierungseffekte hat sich der gesamte Verwaltungsaufwand um 2,8% reduziert. Innerhalb des Verwaltungsaufwands sanken die Personalaufwendungen überwiegend durch Reduzierung des Personalstands und die Abschreibungen auf Sachanlagen, während die Anderen Verwaltungsaufwendungen zunahmen. Der Anstieg der Anderen Verwaltungsaufwendungen ist auch auf den Effekt aus der Erhöhung der Mehrwertsteuer auf 19% und auf Preissteigerungen zurückzuführen.

Operatives Ergebnis: Das operative Ergebnis der HVB Group erhöhte sich zum 30. September 2007 gegenüber dem bereits erfolgreichen Vorjahreszeitraum um 45,1% auf 2.590 Mio. €. Trotz der Turbulenzen an den Finanzmärkten und den daraus resultierenden Ergebnisrückgängen im dritten Quartal 2007 stiegen die operativen Erträge in den ersten neun Monaten gegenüber dem Vorjahr um 16,5% auf 5.327 Mio. €. Diese gute Ergebnisentwicklung führte zusammen mit der Reduzierung des Verwaltungsaufwands zu einer um 9,6%-Punkte auf 51,4% deutlich verbesserte Cost-Income-Ratio. Mit dieser guten operativen Performance konnten in den ersten neun Monaten 2007 die ambitionierten Ziele einer spürbaren Verbesserung der operativen Erträge und der damit einhergehenden Verbesserung der Cost-Income-Ratio, gut erreicht werden.

Eine insgesamt erfolgreiche Entwicklung zeigt sich auch im **3. Quartal 2007** im Vergleich zum Vorjahresquartal: Dabei stieg das operative Ergebnis im 3. Quartal 2007 gegenüber dem Vorjahresquartal um 13,3% auf 501 Mio. € an (Q3/06: 442 Mio. €). Trotz der Auswirkungen der Finanzkrise im Handelsergebnis erreichten die operativen Erträge im Quartalsvergleich (1.340 Mio. €) fast das Niveau des Vorjahresquartals (-1,5%). Dabei stieg der originäre Zinsüberschuss um 16,4% auf 892 Mio. € und der Provisionsüberschuss konnte mit 365 Mio. € fast an das Quartalsergebnis des Vorjahres anknüpfen (-1,6%). Im Vergleich des 3. Quartals 2007 mit dem Vorjahresquartal sinkt das Handelsergebnis um rund 80% auf 38 Mio. €. Dies ist vor allem durch Verluste im Bereich Strukturierte Kredite im Rahmen der Finanzkrise verursacht, die zum Teil durch die guten Ergebnisse in den Geschäftsfeldern Fixed Income, Commodities and Currencies (FICC), Cash Equities, Equity Derivatives und Financing und durch das Handelsergebnis der UBM kompensiert werden konnten. Bei stabilem operativen Geschäft führte im 3. Quartal 2007 der Rückgang des Verwaltungsaufwands um 8,7% auf 839 Mio. € im Vergleich zum 3. Quartal 2006 zu einer um rd. 5%-Punkte auf 62,6% verbesserten Cost-Income-Ratio.

Kreditrisikovorsorge: Die Kreditrisikovorsorge liegt per Ende September 2007 mit 496 Mio. € um 22,3% unter dem Vorjahreswert (638 Mio. €), die im dritten Quartal auch auf einmalige Auflösungen in Markets & Investmentbanking zurückzuführen ist. Auch im 3. Quartal 2007 liegt die Kreditrisikovorsorge deutlich unter dem Niveau des Vorjahres (-53,1%).

Finanzanlageergebnis: Das Finanzanlageergebnis belief sich zum 30. September 2007 auf 390 Mio. €. Hierin enthalten sind im Wesentlichen die Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank plc. in Höhe von 219 Mio. € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio. €. Darüber hinaus ist das Finanzanlageergebnis durch den Gewinn aus dem Verkauf der restlichen Anteile an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio. € positiv geprägt.

Ergebnis vor Steuern: Das Ergebnis vor Steuern in Höhe von 2.446 Mio. € stieg gegenüber dem Ergebnis der ersten neun Monate des Vorjahres (1.744 Mio. €) um rund 40%. Dabei ist sowohl das Ergebnis dieses Geschäftsjahres als auch des Vorjahres durch Sondereffekte geprägt. Bereinigt um den begünstigenden Effekt aus der Kaufpreisverzinsung in Folge der Veräußerung aufgegebener Geschäftsbereiche (93 Mio. €) sowie ohne die Veräußerungsgewinne Indexchange (219 Mio. €) und Münchener

Rückversicherungs-Gesellschaft AG (113 Mio. €) und adjustiert um Aufwendungen für Restrukturierungen übertrifft das Ergebnis vor Steuern des laufenden Geschäftsjahres in Höhe von 2.027 Mio. € den um den Veräußerungsgewinn der Activest Gruppe (533 Mio. €) und um Aufwendungen für Restrukturierungen bereinigten Vorjahreswert von 1.230 Mio. € um rund 65%.

Im quartalsisolierten Vergleich mit dem Vorjahr liegt das Ergebnis vor Steuern bereinigt um Restrukturierungsaufwendungen und den Veräußerungsgewinn der Activest Gruppe sogar um rd. 91% über dem Vorjahresquartal.

Ertragsteuern: Die ausgewiesenen Ertragsteuern in Höhe von 926 Mio. € enthalten einmalige Ertragsteuern in Höhe von 190 Mio. € resultierend aus Wertberichtigungen aktiver latenter Steuern aufgrund der im dritten Quartal erfolgten Umsetzung des deutschen Gesetzes zur Unternehmenssteuerreform 2008.

Fremdanteile am Ergebnis und Gewinn: Vom Ergebnis nach Steuern in Höhe von 1.520 Mio. € entfallen 73 Mio. € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis ergibt sich ein Gewinn in Höhe von 1.447 Mio. €, der 11% über dem Gewinn des gleichen Vorjahreszeitraums liegt. Bereinigt um die beim Ergebnis vor Steuern aufgeführten Einmaleffekte sowie um die Steuerbelastungen in Folge der deutschen Unternehmenssteuerreform konnte der Gewinn mit 1.257 Mio. € gegenüber dem bereinigten Vorjahresgewinn (789 Mio. €) kräftig um 59,3% gesteigert werden.

Segmentergebnis nach Divisionen:

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 2.446 Mio. € haben die Divisionen

Privat- und Geschäftskunden	206 Mio. €
Wealth Management	142 Mio. €
Firmen- & Kommerzielle Immobilienkunden	578 Mio. €
Markets & Investment Banking	1.399 Mio. €
Sonstige/Konsolidierung	121 Mio. €

beigetragen.

Erstmals zum 30. September 2007 wurden innerhalb der UniCredit Gruppe in der Division Corporates die Aktivitäten aus den Bereichen Correspondent Banking, Documentary Business, Forfaiting, Structured Trade und Export Finance & International and Domestic Corporate Payments gebündelt, um künftige Wachstumschancen optimal auszunutzen. Deshalb wurden auch im Segmentbericht der HVB Group diese Geschäftsaktivitäten erstmals per Ende September innerhalb der Division Firmen- & Kommerzielle Immobilienkunden in der neu gegründeten Subdivision "Global Financial Services (GFS)" separat dargestellt. Durch diese Reorganisation kam es zu Verschiebungen in der Segmentzuordnung und Abbildung von Volumina sowie Erträgen und Aufwendungen für die obengenannten Geschäftsaktivitäten und Kunden zwischen den Segmenten Markets & Investment Banking und Firmen- & Kommerzielle Immobilienkunden.

Division Privat- und Geschäftskunden: Die Division Privat- und Geschäftskunden erwirtschaftete in den ersten neun Monaten 2007 ein gegenüber dem Vorjahr deutlich um 17,9% auf 303 Mio. € gestiegenes operatives Ergebnis. Diese erfreuliche Entwicklung führte zu einer um 3,4%-Punkte verbesserten Cost-Income-Ratio von 77,4%. Dabei reduzierten sich die Verwaltungsaufwendungen trotz der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien, deutlich um 4,5%. Während die Personalaufwendungen mit einem Rückgang von 0,2% trotz der erstmaligen Einbeziehung der PlanetHome Gruppe auf dem Vorjahresniveau gehalten werden konnten, reduzierten sich die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen auf Grund des weiterhin strikten Kostenmanagements signifikant um 7,4%.

Die operativen Erträge konnten mit 1.338 Mio. € auf dem Vorjahresniveau gehalten werden, obwohl sich der Zinsüberschuss reduzierte (-3,2%). Dieser ermäßigte sich vor allem strategisch bedingt bei Immobilienkrediten und wegen Volumensrückgängen im Aktivgeschäft bei Kontokorrentkrediten. Hier macht sich vor allem die weiterhin im Markt zu beobachtende zurückhaltende Kreditnachfrage der Geschäftskunden bemerkbar. Diese Entwicklung konnte durch das erfreuliche Passivgeschäft über Margenverbesserungen und der Volumensexpansion bei Sicht- und Termineinlagen teilweise ausgeglichen werden. Kompensiert wurde die Zinsüberschussentwicklung auch durch den starken Anstieg des Provisionsgeschäftes mit einer Zunahme gegenüber dem Vorjahr um 5,9%, was teilweise auch auf die Einbeziehung der PlanetHome Gruppe zurückzuführen ist. Dazu hat neben der "KombiAnlage plus", einem Kernprodukt im Wertpapier- und Depotgeschäft, auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten mit einem

Absatzvolumen von nominal circa 2,5 Mrd. € beigetragen.

Die gute operative Entwicklung sowie die mit einem Rückgang von 26,9% deutlich niedrigere Kreditrisikovorsorge führte zu einem Ergebnis vor Steuern in Höhe von 206 Mio. €, was im Vorjahresvergleich einer Verbesserung von 68,9% entspricht.

Division Wealth Management: Im Rahmen der Bündelung der Asset Management-Aktivitäten in die UniCredit Gruppe wurden mit Wirkung zum 1. Juli 2006 die Activest Gruppe und im Januar 2007 die Nordinvest an die Pioneer Global Asset Management S.p.A. übertragen. Daneben wurden die Depotbanktätigkeiten der HVB Banque Luxembourg S.A. ab dem 1. Januar 2007 nicht mehr der Division Wealth Management zugeordnet. Zur besseren Vergleichbarkeit des operativen Wealth Management-Geschäfts wird nachfolgend für die Division Wealth Management eine Erfolgsrechnung dargestellt, in der die Quartale 2006 um die Entkonsolidierungseffekte sowie um die Erfolge aus den Depotbankaktivitäten der HVB Banque Luxembourg bereinigt sind:

Mit einem adjustierten Ergebnis vor Steuern in Höhe von 142 Mio. € konnte die Division Wealth Management in den ersten neun Monaten 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 30,3% steigern. Die sehr positive Entwicklung des operativen Ergebnisses (+28,2% ggü. Vorjahreszeitraum) wurde vom Zuwachs der operativen Erträge um 10,4% auf 350 Mio. € getragen. Der Provisionsüberschuss entwickelte sich gegenüber dem Vorjahr mit einer Ausweitung um 9,3% dynamisch. Auch der Zinsüberschuss stieg in Folge höherer Dividendeneinnahmen mit einer Erhöhung um 8,9% deutlich an.
In den moderat um 1,0% gestiegenen Verwaltungsaufwendungen spiegelt sich auch der gezielte Personalaufbau im Vertrieb wider, durch den weiteres nachhaltiges organisches Wachstum generiert werden soll. Die Cost-Income-Ratio verbesserte sich um 5,6%-Punkte auf Grund der gestiegenen operativen Erträge auf 59,7%.

Division Firmen- & Kommerzielle Immobilienkunden: Subdivision Firmenkunden: Im Geschäft mit mittelständischen Kunden und Großkunden konnte die Subdivision Firmenkunden in den ersten neun Monaten 2007 ihr operatives Ergebnis auf 549 Mio. € verbessern und damit ein beachtliches Wachstum von 9,6% gegenüber dem Vorjahr erzielen. Dabei führten sowohl gestiegene operative Erträge (+5,3%) als auch gesunkene Verwaltungsaufwendungen (-1,2%) zu einer Verbesserung der Cost-Income-Ratio um 2,4%-Punkte auf ein ausgezeichnetes Niveau von 37,3%. Bei den operativen Erträgen

verzeichnete der Provisionsüberschuss einen Anstieg von 8,6% auf Grund des sehr erfolgreichen Derivategeschäfts und höherer Beiträge aus dem Zahlungsverkehr. Daneben konnte auch der Zinsüberschuss trotz des intensiven Wettbewerbs am deutschen Markt deutlich um 4,8% zulegen. Die Reduzierung des Verwaltungsaufwands um 1,2% gegenüber dem Vorjahr geht auf deutlich gesunkene andere Verwaltungsaufwendungen sowie Abschreibungen zurück. Dabei wurde der im Rahmen der Wachstumsstrategie durch Personalaufbau gestiegene Personalaufwand überkompensiert. Die erfreuliche Entwicklung im operativen Geschäft führt trotz einer um 14,2% erhöhten Kreditrisikovorsorge zu einem deutlichen Anstieg im Ergebnis vor Steuern von 6,4% auf 401 Mio. € nach 377 Mio. € im Vorjahr.

Division Firmen- & Kommerzielle Immobilienkunden: Subdivision Kommerzielle Immobilienkunden: Das operative Ergebnis der Subdivision Kommerzielle Immobilienkunden reduzierte sich leicht um 3,1% auf 124 Mio. € in Folge der weiteren strategischen Volumensrückgänge. Positiv wirkten sich weitere Fortschritte im Ausbau des Dienstleistungsgeschäfts aus.

Im Rückgang der operativen Erträge um 6,0% schlägt sich der fortgeführte Abbau unprofitabler Portfolien mit einer Reduzierung des Zinsüberschusses von 9,7% im Vergleich zum Vorjahr nieder. Dabei wirkte sich das höhere Einlagenvolumen im Passivgeschäft teilweise kompensierend aus. Der Provisionsüberschuss profitierte von dem erfolgreichen Ausbau im Zinsderivate- und Beratungsgeschäft und konnte den Vorjahreswert signifikant um 16,7% übertreffen. Die Verwaltungsaufwendungen gingen auf Grund von Einsparungen bei den Personalkosten in Folge des mit dem Volumensabbau einhergehenden Personalabbaus sowie geringerer sonstiger Verwaltungsaufwendungen deutlich um 15,4% zurück, sodass sich trotz rückläufiger operativer Erträge die Cost-Income-Ratio um 2,4%-Punkte auf 21,0% verbesserte. In der positiven Entwicklung bei der Kreditrisikovorsorge, mit einem Rückgang um 59 Mio. € gegenüber Vorjahr, spiegelt sich die verbesserte Portfolioqualität auf Grund der erfolgreichen Umsetzung des Restrukturierungsprogramms wider, sodass das Ergebnis vor Steuern kräftig um 81,4% auf 127 Mio. € stieg.

Division Firmen- & Kommerzielle Immobilienkunden: Neue Subdivision GFS: Die erstmals im Zwischenbericht vom 30. September 2007 separat ausgewiesene Subdivision Global Financial Services, die vor allem im Bereich Außenhandel und Zahlungsverkehr Produkte und Dienstleistungen für Firmenkunden und internationale Finanzinstitute

zur Verfügung stellt, verzeichnete im operativen Ergebnis einen Rückgang von 9 Mio. € bzw. 15,0% gegenüber dem Vorjahr auf 51 Mio. €. Insgesamt gingen die operativen Erträge um 9,2% zurück. Dabei blieb der Zinsüberschuss stabil. Der um 23,3% rückläufige Provisionsüberschuss resultiert aus geringeren Ergebnisbeiträgen der Auslandsfilialen sowie aus dem Geschäft mit Auslandsgarantien. Der Verwaltungsaufwand blieb konstant. Die Cost-Income-Ratio stieg um 3,9%-Punkte, bleibt mit 42,7% allerdings auf gutem Niveau.

Division Markets & Investment Banking: Im Rahmen der Reorganisation der Divisionen wurde der bisher in der Division Markets & Investment Banking geführte Bereich Global Financial Services (GFS) der Division Firmenkunden- & Kommerzielle Immobilienkunden zugeordnet. Alle Vergleichszahlen der Vorperioden wurden reorganisiert.

Die Division Markets & Investment Banking setzte im laufenden Jahr ihre erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte in den ersten neun Monaten 2007 das Ergebnis vor Steuern mit einem Zuwachs gegenüber dem Vorjahr um 58,3% erfreulich auf 1.399 Mio. € ausweiten. Zu dieser positiven Entwicklung haben insbesondere das mit einem Zuwachs in Höhe von 291 Mio. € deutlich verbesserte operative Ergebnis und der in der Position Finanzanlageergebnis und andere Posten vereinnahmte Gewinn aus der Veräußerung der Indexchange in Höhe von 219 Mio. € beigetragen. Die operativen Erträge stiegen um insgesamt 385 Mio. € bzw. 23,6%. In diesem Zuwachs wirkt sich auch die erstmalige Einbeziehung der Investment Banking Aktivitäten der UBM aus, deren Erträge und Aufwendungen seit dem 1. April 2007 hierin enthalten sind. Auch bereinigt um Erträge aus den Investment Banking Aktivitäten der UBM stiegen die operativen Erträge gegenüber dem Vorjahr noch deutlich um 13,7% an.

Das Handelsergebnis verbesserte sich gegenüber dem Vorjahr um 28,3% und profitierte dabei auch von der erstmaligen Einbeziehung der UBM (285 Mio. €). Im Vorjahresvergleich erhöhte sich insbesondere der Gewinnsaldo aus Finanzinstrumenten "Held for Trading" um rund ein Viertel. Provisionsüberschuss und Zinsüberschuss, die beide von sehr guten Entwicklungen sowohl in den Bereichen Financing, Equity Derivatives als auch im Bereich Equities profitierten, konnten jeweils deutlich zulegen. Außerdem konnten im Zinsüberschuss deutlich höhere Dividenden aus Private Equities erzielt werden.

Auf Grund der Marktturbulenzen haben sich die operativen Erträge im dritten Quartal 2007 mit 297 Mio. € gegenüber den außerordentlich erfolgreichen Vorquartalen

(Q1 2007: 828 Mio. €; Q2 2007: 891 Mio. €) deutlich ermäßigt. Trotzdem war die Division auf Grund der diversifizierten Aufstellung in der Lage, ein positives operatives Ergebnis zu erzielen. Dabei wirkten sich höhere Fundingkosten und die Belastungen im Handelsergebnis bei Structured Credit-Produkten auf Grund des illiquiden Marktes negativ aus. Dies konnte jedoch durch sehr gute Ergebnisse in den anderen Geschäftsfeldern aufgefangen werden. Insbesondere der Bereich Fixed Income, Commodities and Currencies erzielte auch im dritten Quartal 2007 ein sehr gutes Ergebnis. Der Anstieg der Verwaltungsaufwendungen um 11,7% geht insbesondere auf die erstmalige Einbeziehung der Investment Banking Aktivitäten der UBM zurück. Die Cost-Income-Ratio verbesserte sich dennoch erheblich um 4,7%-Punkte auf 44,5% gegenüber den ersten neun Monaten 2006.

Sonstige/Konsolidierung: Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Ergebnisbeiträge aus dem Special Credit Portfolio, dem Real Estate Restructuring Portfolio sowie den Konsolidierungseffekten. Die operativen Erträge dieses Segments erhöhten sich in den ersten neun Monaten 2007 deutlich von 89 Mio. € im Vorjahr auf 502 Mio. €. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist. Dabei schlägt sich neben der Verzinsung des Kaufpreises (vereinnahmt im ersten Quartal 2007) und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteiligungsbuchwerte der aufgegebenen Geschäftsbereiche positiv nieder.

Daneben konnten gegenüber dem Vorjahr die Verwaltungsaufwendungen um 33 Mio. € bzw. 14,2% reduziert werden, was im Wesentlichen auf striktes Kostenmanagement in den internen Dienstleistungsbereichen und den damit einhergehenden Personalabbau zurückzuführen ist. Die Kreditrisikovorsorge, die im Wesentlichen auf das Special Credit Portfolio entfällt, reduzierte sich um 8,0% auf 298 Mio. €. Daneben führten insbesondere die Veräußerungsgewinne Nordinvest (47 Mio. €) und Münchener Rückversicherungs-Gesellschaft (113 Mio. €) zu dem höheren Ergebnisbeitrag aus der Position "Finanzanlageergebnis und andere Posten". Im Vorjahr waren in dieser Position unter anderem die Veräußerungsgewinne Babcock & Brown (55 Mio. €) und Lufthansa (40 Mio. €) enthalten. Das Ergebnis vor Steuern verbesserte sich nach den ersten sechs Monaten dieses Geschäftsjahres auf 121 Mio. € nach -457 Mio. € im entsprechenden Vorjahreszeitraum.

Eigenkapitalrentabilität nach Steuern

Die Eigenkapitalrentabilität der HVB Group wird gemäß der bei der UniCredit Gruppe üblichen Definition (bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva) ausgewiesen. Dabei wird im Zähler der Kennzahl die jeweilige Gewinngröße um kalkulatorische Zinsen auf das so genannte durchschnittliche Überschusskapital adjustiert.

Die HVB Group erzielte in den ersten neun Monaten 2007 eine Eigenkapitalrentabilität nach Steuern in Höhe von 16,4% und vor Steuern von 27,9%. Bereinigt um die erwähnten Einmaleffekte liegen die Kennzahlenwerte nach Steuern mit 14,0% und vor Steuern mit 22,4% deutlich über den Werten der ersten neun Monate 2006 (30. September 2006: Eigenkapitalrentabilität nach Steuern 16,8%, bereinigt: 10,4% und Eigenkapitalrentabilität vor Steuern 22,6%, bereinigt 16,3%).

Der Zwischenbericht zum 30. September 2007 wird auf der HypoVereinsbank Homepage http://www.hvb.com/ir zum Download bereitgestellt. Eine Analystenpräsentation kann im Internet abgerufen werden.

Financial Highlights – HVB Group [1]

Kennzahlen (in %)	1.1.-30.9.2007[1]	1.1.-30.9.2006[4]
Eigenkapitalrentabilität nach Steuern[2]	16,4	16,8
Eigenkapitalrentabilität nach Steuern, bereinigt[2) 3)]	14,0	10,4
Eigenkapitalrentabilität vor Steuern[2]	27,9	22,6
Eigenkapitalrentabilität vor Steuern, bereinigt[2) 3)]	22,4	16,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	51,4	61,0
Erfolgszahlen	**1.1.-30.9.2007[1]**	**1.1.-30.9.2006[4]**
Operatives Ergebnis (in Mio. €)	2.590	1.785
Ergebnis vor Steuern (in Mio. €)	2.446	1.744
Gewinn (in Mio. €)	1.447	1.304
Ergebnis je Aktie (in €)	1,84	1,74
Ergebnis je Aktie (in €), bereinigt[3]	1,60	1,05
Bilanzzahlen (in Mrd. €)	**30.09.2007**	**31.12.2006[4]**
Bilanzsumme	426,4	358,3
Bilanzielles Eigenkapital	23,4	21,9
Bankaufsichtsrechtliche Kennzahlen nach KWG	**30.09.2007**	**31.12.2006[4]**
Kernkapital (in Mrd. €) (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	22,6	21,6
Risikoaktiva (in Mrd. €)	142,6	137,4
Kernkapitalquote (in %) (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,9	15,8
	30.09.2007[1]	**31.12.2006[4]**
Mitarbeiter	25.363	25.738
Geschäftsstellen	850	785

Aktie		1.1.-30.9.2007	31.12.2006
Börsenkurs:	Stichtag (in €)	41,22	33,03
	Höchststand (in €)	43,21	36,65
	Tiefststand (in €)	32,30	25,52
Börsenkapitalisierung Stichtag (in Mrd. €)		33,1	24,8

1) ohne aufgegebene Geschäftsbereiche
2) Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva
3) 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche, um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG, um Aufwendungen für Restrukturierungen sowie um Steuerbelastungen im Rahmen der deutschen Unternehmenssteuerreform; 2006 bereinigt um den Veräußerungsgewinn Activest Gesellschaften sowie um Aufwendungen für Restrukturierungen
4) HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche

Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2007 – HVB Group

Erträge/ Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	Veränderung in Mio. €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	2.805	2.322	+483	*+20,8*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	262	184	+78	*+42,4*
Zinsüberschuss	**3.067**	**2.506**	**+561**	***+22,4***
Provisionsüberschuss	1.340	1.356	-16	*-1,2*
Handelsergebnis	857	673	+184	*+27,3*
Saldo sonstige Aufwendungen/ Erträge	63	39	+24	*+61,5*
Zinsunabhängige Erträge	**2.260**	**2.068**	**+192**	***+9,3***
OPERATIVE ERTRÄGE	**5.327**	**4.574**	**+753**	***+16,5***
Personalaufwand	-1.601	-1.699	+98	*-5,8*
Andere Verwaltungsaufwendungen	-953	-867	-86	*+9,9*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-183	-223	+40	*-17,9*
Verwaltungsaufwand	**-2.737**	**-2.789**	**+52**	***-1,9***
OPERATIVES ERGEBNIS	**2.590**	**1.785**	**+805**	***+45,1***
Zuführungen zu Rückstellungen	-32	-73	+41	*-56,2*
Abschreibungen auf Geschäfts- oder Firmenwerte	--	--	--	--
Aufwendungen für Restrukturierungen	-6	-19	+13	*-68,4*
Kreditrisikovorsorge	-496	-638	+142	-22,3
Finanzanlageergebnis	390	689	-299	*-43,4*
ERGEBNIS VOR STEUERN	**2.446**	**1.744**	**+702**	***+40,3***
Ertragsteuern	-926	-375	-551	*>+100,0*
ERGEBNIS NACH STEUERN	**1.520**	**1.369**	**+151**	***+11,0***
Fremdanteile am Ergebnis	-73	-65	-8	*+12,3*
GEWINN DER HVB GROUP NEU	**1.447**	**1.304**	**+143**	***+11,0***
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3.698	1.762	+1.936	*>+100,0*
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	--	-518	+518	*-100,0*
GEWINN DER HVB GROUP GESAMT	**5.145**	**2.548**	**+2.597**	***>+100,0***

Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2007
HVB Group neu - Bereinigte Zahlen

Erträge/ Aufwendungen	1.1.-30.9.2007 bereinigt[1) *in Mio. €*	1.1.-30.9.2006 bereinigt[2) *in Mio. €*	Veränderung *in Mio. €*	Veränderung *in %*
Überschuss aus originärem Zinsgeschäft	2.712	2.322	+390	*+16,8*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	262	184	+78	*+42,4*
Zinsüberschuss	**2.974**	**2.506**	**+468**	***+18,7***
Provisionsüberschuss	1.340	1.356	-16	*-1,2*
Handelsergebnis	857	673	+184	*+27,3*
Saldo sonstige Aufwendungen/ Erträge	63	39	+24	*+61,5*
Zinsunabhängige Erträge	**2.260**	**2.068**	**+192**	***+9,3***
OPERATIVE ERTRÄGE	**5.234**	**4.574**	**+660**	***+14,4***
Personalaufwand	-1.601	-1.699	+98	*-5,8*
Andere Verwaltungsaufwendungen	-953	-867	-86	*+9,9*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-183	-223	+40	*-17,9*
Verwaltungsaufwand	**-2.737**	**-2.789**	**+52**	***-1,9***
OPERATIVES ERGEBNIS	**2.497**	**1.785**	**+712**	***+39,9***
Zuführungen zu Rückstellungen	-32	-73	+41	*-56,2*
Aufwendungen für Restrukturierungen	0	0	0	*0,0*
Kreditrisikovorsorge	-496	-638	+142	*-22,3*
Finanzanlageergebnis	58	156	-98	*-62,8*
ERGEBNIS VOR STEUERN	**2.027**	**1.230**	**+797**	***+64,8***
Ertragsteuern	-697	-376	-321	*+85,4*
ERGEBNIS NACH STEUERN	**1.330**	**854**	**+476**	***+55,7***
Fremdanteile am Ergebnis	-73	-65	-8	*+12,3*
GEWINN DER HVB GROUP NEU	**1.257**	**789**	**+468**	***+59,3***

[1) 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche (93 Mio. €), um die Veräußerungsgewinne Indexchange (219 Mio. €) und Münchener Rückversicherungs-Gesellschaft AG (113 Mio. €), um Aufwendungen für Restrukturierungen (-6 Mio. €) sowie um Steuerbelastungen im Rahmen der Unternehmenssteuerreform (190 Mio. €)

[2) 2006 bereinigt um den Veräußerungsgewinn Activest Gesellschaften (533 Mio. €) sowie um Aufwendungen für Restrukturierungen (-19 Mio. €)

HVB Group
Bilanz zum 30. September 2007[1)]

Aktiva	30.9.2007 in Mio. €	31.12.2006 in Mio. €	Veränderung in Mio. €	Veränderung in %
Barreserve	444	508	-64	-12,6
Handelsaktiva	181.064	107.628	+73.436	+68,2
Finanzielle Vermögenswerte, designiert als aFVtPL[2)]	13.533	11.728	+1.805	+15,4
Zur Veräußerung verfügbare finanzielle Vermögenswerte	7.740	6.504	+1.236	+19,0
Bis zur Endfälligkeit gehaltene Finanzinvestitionen	2.649	471	+2.178	>+100,0
Forderungen an Kreditinstitute	49.172	43.847	+5.325	+12,1
Forderungen an Kunden	163.552	164.031	-479	-0,3
Hedging-Derivate	518	842	-324	-38,5
Anteile an assoziierten Unternehmen, Joint Ventures und nicht konsolidierten Tochterunternehmen	384	688	-304	-44,2
Sachanlagen	1.849	1.993	-144	-7,2
Immaterielle Vermögenswerte	759	808	-49	-6,1
darunter: Goodwill	421	422	-1	-0,2
Ertragsteueransprüche	2.252	2.745	-493	-18,0
Vermögenswerte aufgegebener Geschäftsbereiche und zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	21	164.451	-164.430	-100,0
Sonstige Aktiva	2.480	1.789	+691	+38,6
Summe der Aktiva	**426.417**	**508.033**	**-81.616**	**-16,1**

1) geänderte Bilanzgliederungsstruktur

2) at fair value through profit or loss

HVB Group
Bilanz zum 30. September 2007 (Fortsetzung)

Passiva	30.9.2007 in Mio. €	31.12.2006 in Mio. €	Veränderung in Mio. €	in %
Verbindlichkeiten gegenüber Kreditinstituten	83.475	86.571	-3.096	-3,6
Verbindlichkeiten gegenüber Kunden	105.752	92.751	+13.001	+14,0
Verbriefte Verbindlichkeiten	84.319	87.568	-3.249	-3,7
Handelspassiva	121.331	60.768	+60.563	+99,7
Hedging-Derivate	465	764	-299	-39,1
Veränderungen des beizulegenden Zeitwerts von finanziellen Verbindlichkeiten im Portfolio Fair Value Hedge	71	--	+71	+100,0
Ertragsteuerverpflichtungen	1.717	1.378	+339	+24,6
Verbindlichkeiten aufgegebener Geschäftsbereiche und Verbindlichkeiten zur Veräußerung gehaltenen Veräußerungsgruppen	23	152.920	-152.897	-100,0
Sonstige Passiva	4.389	3.891	+498	+12,8
Rückstellungen	1.439	1.434	+5	+0,3
Eigenkapital	23.436	19.988	+3.448	+17,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	22.614	16.690	+5.924	+35,5
Gezeichnetes Kapital	2.407	2.252	+155	+6,9
Kapitalrücklage	9.791	8.885	+906	+10,2
Eigene Aktien	-2	-2	0	0,0
Andere Rücklagen	5.166	4.061	+1.105	+27,2
Bewertungsänderungen von Finanzinstrumenten	107	872	-765	-87,7
AfS-Rücklage	665	1.195	-530	-44,4
Hedge-Rücklage	-558	-323	-235	-72,8
Konzerngewinn 2006	--	622	-622	-100,0
Gewinn/Verlust 1.1 – 30.9.2007	5.145	--	+5.145	+100,0
Anteile in Fremdbesitz	822	3.298	-2.476	-75,1
Summe der Passiva	**426.417**	**508.033**	**-81.616**	**-16,1**

Erfolgsrechnung nach Divisionen vom 1. Januar bis 30. September 2007

in Mio. €	Privat- und Geschäftskunden	Wealth Management	Firmen- & Kommerz. Immobilienkunden	Markets & Investment Banking	Sonstige/ Konsolidierung	HVB Group neu	Aufgegebene Geschäftsbereiche[2]	HVB Group gesamt[2]
Operative Erträge								
1.1. – 30.9.2007	1.338	350	1.121	2.016	502	5.327	1	5.328
1.1. – 30.9.2006	1.341	417	1.096	1.631	89	4.574	3.959	8.533
Veränderung in %	-0,2	-16,1	+2,3	+23,6	>+100,0	+16,5	n.m.	-37,6
Verwaltungsaufwand								
1.1. – 30.9.2007	-1.035	-209	-397	-897	-199	-2.737	-1	-2.738
1.1. – 30.9.2006	-1.084	-263	-407	-803	-232	-2.789	-2.211	-5.000
Veränderung in %	-4,5	-20,5	-2,5	+11,7	-14,2	-1,9	n.m.	-45,2
Operatives Ergebnis								
1.1. – 30.9.2007	303	141	724	1.119	303	2.590	--	2.590
1.1. – 30.9.2006	257	154	689	828	-143	1.785	1.748	3.533
Veränderung in %	+17,9	-8,4	+5,1	+35,1	n.m.	+45,1	n.m.	-26,7
Kreditrisikovorsorge								
1.1. – 30.9.2007	-95	-6	-139	42	-298	-496	–	-496
1.1. – 30.9.2006	-130	-2	-180	-2	-324	-638	-419	-1.057
Veränderung in %	-26,9	>+100,0	-22,8	n.m.	-8,0	-22,3	n.m.	-53,1
restliche Positionen[1]								
1.1. – 30.9.2007	-2	7	-7	238	116	352	3.782	4.134
1.1. – 30.9.2006	-5	537	-3	58	10	597	689	1.286
Veränderung in %	+60,0	-98,7	>-100,0	>+100,0	>+100,0	-41,0	>+100,0	>+100,0
Ergebnis vor Steuern								
1.1. – 30.9.2007	206	142	578	1.399	121	2.446	3.782	6.228
1.1. – 30.9.2006	122	689	506	884	-457	1.744	2.018	3.762
Veränderung in %	+68,9	-79,4	+14,2	+58,3	n.m.	+40,3	+87,4	+65,6

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen

[2] enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche

Erfolgsrechnung der Division

Privat- und Geschäftskunden

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**809**	**836**	**269**	**269**	**271**	**285**
Provisionsüberschuss	518	489	151	172	**195**	**139**
Handelsergebnis	2	--	1	--	1	-1
Saldo sonstige Aufwendungen/ Erträge	9	16	4	2	3	--
Zinsunabhängige Erträge	**529**	**505**	**156**	**174**	**199**	**138**
OPERATIVE ERTRÄGE	**1.338**	**1.341**	**425**	**443**	**470**	**423**
Personalaufwand	-434	-435	-139	-142	-153	-142
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-601	-649	-198	-197	-206	-226
Verwaltungsaufwand	**-1.035**	**-1.084**	**-337**	**-339**	**-359**	**-368**
OPERATIVES ERGEBNIS	**303**	**257**	**88**	**104**	**111**	**55**
Aufwendungen für Restrukturierungen	--	-2	--	--	--	-1
Kreditrisikovorsorge	-95	-130	-15	-13	-67	-50
Finanzanlageergebnis und andere Posten[1]	-2	-3	-2	--	--	-5
ERGEBNIS VOR STEUERN	**206**	**122**	**71**	**91**	**44**	**-1**
Cost-Income-Ratio in %	**77,4**	**80,8**	**79,3**	**76,5**	**76,4**	**87,0**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Wealth Management

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**122**	**116**	**45**	**40**	**37**	**40**
Provisionsüberschuss	236	311	70	79	87	62
Handelsergebnis	-7	-12	1	-7	-1	1
Saldo sonstige Aufwendungen/ Erträge	-1	2	-1	--	--	-1
Zinsunabhängige Erträge	**228**	**301**	**70**	**72**	**86**	**62**
OPERATIVE ERTRÄGE	**350**	**417**	**115**	**112**	**123**	**102**
Personalaufwand	-69	-91	-22	-24	-23	-24
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-140	-172	-45	-46	-49	-45
Verwaltungsaufwand	**-209**	**-263**	**-67**	**-70**	**-72**	**-69**
OPERATIVES ERGEBNIS	**141**	**154**	**48**	**42**	**51**	**33**
Aufwendungen für Restrukturierungen	--	-2	--	--	--	-2
Kreditrisikovorsorge	-6	-2	--	-2	-4	-2
Finanzanlageergebnis und andere Posten[1)]	7	539	1	5	1	533
ERGEBNIS VOR STEUERN	**142**	**689**	**49**	**45**	**48**	**562**
Cost-Income-Ratio in %	**59,7**	**63,1**	**58,3**	**62,5**	**58,5**	**67,6**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Adjustierte[1] Erfolgsrechnung der Division

Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**122**	**112**	**45**	**40**	**37**	**39**
Provisionsüberschuss	236	216	70	79	87	53
Handelsergebnis	-7	-12	1	-7	-1	1
Saldo sonstige Aufwendungen/ Erträge	-1	1	-1	--	--	-1
Zinsunabhängige Erträge	**228**	**205**	**70**	**72**	**86**	**53**
OPERATIVE ERTRÄGE	**350**	**317**	**115**	**112**	**123**	**92**
Personalaufwand	-69	-67	-22	-24	-23	-23
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-140	-140	-45	-46	-49	-43
Verwaltungsaufwand	**-209**	**-207**	**-67**	**-70**	**-72**	**-66**
OPERATIVES ERGEBNIS	**141**	**110**	**48**	**42**	**51**	**26**
Aufwendungen für Restrukturierungen	--	-2	--	--	--	-2
Kreditrisikovorsorge	-6	-2	--	-2	-4	-2
Finanzanlageergebnis und andere Posten[2]	7	3	1	5	1	--
ERGEBNIS VOR STEUERN	**142**	**109**	**49**	**45**	**48**	**22**
Cost-Income-Ratio in %	**59,7**	**65,3**	**58,3**	**62,5**	**58,5**	**71,7**

[1] Anpassung der Erfolgsrechnung der Division WEM um Entkonsolidierungseffekte (ab 1. Juli 2006 Activest Gruppe; ab 1. Januar 2007 Nordinvest) und Erfolge der Depotbankaktivitäten der HVB Luxemburg (ab 1. Januar 2007)
[2] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**617**	**589**	**199**	**218**	**200**	**183**
Provisionsüberschuss	253	233	74	81	98	76
Handelsergebnis	-1	2	-1	-1	1	4
Saldo sonstige Aufwendungen/ Erträge	6	7	3	2	1	–
Zinsunabhängige Erträge	**258**	**242**	**76**	**82**	**100**	**80**
OPERATIVE ERTRÄGE	**875**	**831**	**275**	**300**	**300**	**263**
Personalaufwand	-134	-127	-46	-42	-46	-41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-192	-203	-66	-64	-62	-69
Verwaltungsaufwand	**-326**	**-330**	**-112**	**-106**	**-108**	**-110**
OPERATIVES ERGEBNIS	**549**	**501**	**163**	**194**	**192**	**153**
Aufwendungen für Restrukturierungen	–	-1	–	–	–	-1
Kreditrisikovorsorge	-145	-127	-44	-61	-40	-48
Finanzanlageergebnis und andere Posten[1]	-3	4	-6	4	-1	-4
ERGEBNIS VOR STEUERN	**401**	**377**	**113**	**137**	**151**	**100**
Cost-Income-Ratio in %	**37,3**	**39,7**	**40,7**	**35,3**	**36,0**	**41,8**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Global Financial Services

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**55**	**55**	**18**	**18**	**19**	**18**
Provisionsüberschuss	33	43	10	12	11	15
Handelsergebnis	--	--	--	--	--	--
Saldo sonstige Aufwendungen/ Erträge	1	--	1	--	--	--
Zinsunabhängige Erträge	**34**	**43**	**11**	**12**	**11**	**15**
OPERATIVE ERTRÄGE	**89**	**98**	**29**	**30**	**30**	**33**
Personalaufwand	-13	-14	-3	-5	-5	-5
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-25	-24	-9	-8	-8	-8
Verwaltungsaufwand	**-38**	**-38**	**-12**	**-13**	**-13**	**-13**
OPERATIVES ERGEBNIS	**51**	**60**	**17**	**17**	**17**	**20**
Aufwendungen für Restrukturierungen	--	--	--	--	--	--
Kreditrisikovorsorge	-1	-1	-1	--	--	--
Finanzanlageergebnis und andere Posten[1)]	--	--	--	--	--	--
ERGEBNIS VOR STEUERN	**50**	**59**	**16**	**17**	**17**	**20**
Cost-Income-Ratio in %	**42,7**	**38,8**	**41,4**	**43,3**	**43,3**	**39,4**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio.€	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**121**	**134**	**37**	**42**	**42**	**42**
Provisionsüberschuss	35	30	11	13	11	10
Handelsergebnis	--	--	--	--	--	--
Saldo sonstige Aufwendungen/ Erträge	1	3	--	1	--	--
Zinsunabhängige Erträge	**36**	**33**	**11**	**14**	**11**	**10**
OPERATIVE ERTRÄGE	**157**	**167**	**48**	**56**	**53**	**52**
Personalaufwand	-7	-9	-2	-3	-2	-3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-26	-30	-9	-8	-9	-12
Verwaltungsaufwand	**-33**	**-39**	**-11**	**-11**	**-11**	**-15**
OPERATIVES ERGEBNIS	**124**	**128**	**37**	**45**	**42**	**37**
Aufwendungen für Restrukturierungen	--	--	--	--	--	--
Kreditrisikovorsorge	7	-52	8	10	-11	-30
Finanzanlageergebnis und andere Posten[1)]	-4	-6	-3	-1	--	-6
ERGEBNIS VOR STEUERN	**127**	**70**	**42**	**54**	**31**	**1**
Cost-Income-Ratio in %	**21,0**	**23,4**	**22,9**	**19,6**	**20,8**	**28,8**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Markets & Investment Banking (MIB)

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
Zinsüberschuss	**901**	**752**	**226**	**283**	**392**	**248**
Provisionsüberschuss	272	218	54	139	79	58
Handelsergebnis	844	658	26	463	355	193
Saldo sonstige Aufwendungen/ Erträge	-1	3	-9	6	2	-7
Zinsunabhängige Erträge	**1.115**	**879**	**71**	**608**	**436**	**244**
OPERATIVE ERTRÄGE	**2.016**	**1.631**	**297**	**891**	**828**	**492**
Personalaufwand	-432	-368	-78	-196	-158	-117
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-465	-435	-163	-169	-133	-139
Verwaltungsaufwand	**-897**	**-803**	**-241**	**-365**	**-291**	**-256**
OPERATIVES ERGEBNIS	**1.119**	**828**	**56**	**526**	**537**	**236**
Aufwendungen für Restrukturierungen	--	--	--	--	--	--
Kreditrisikovorsorge	42	-2	44	-1	-1	-5
Finanzanlageergebnis und andere Posten[1)]	238	58	16	7	215	16
ERGEBNIS VOR STEUERN	**1.399**	**884**	**116**	**532**	**751**	**247**
Cost-Income-Ratio in %	**44,5**	**49,2**	**81,1**	**41,0**	**35,1**	**52,0**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	1.1.-30.9.2007 in Mio. €	1.1.-30.9.2006 in Mio. €	3. Quartal 2007 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	3. Quartal 2006 in Mio. €
OPERATIVE ERTRÄGE	**502**	**89**	**151**	**150**	**201**	**-4**
Verwaltungsaufwand	**-199**	**-232**	**-59**	**-39**	**-101**	**-88**
OPERATIVES ERGEBNIS	**303**	**-143**	**92**	**111**	**100**	**-92**
Aufwendungen für Restrukturierungen	-6	-14	-3	-3	--	-12
Kreditrisikovorsorge	-298	-324	-98	-114	-86	-91
Finanzanlageergebnis und andere Posten[1)]	122	24	-6	79	49	-10
ERGEBNIS VOR STEUERN	**121**	**-457**	**-15**	**73**	**63**	**-205**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Sabine.Keindl@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

END